Website Pros Inc
ARLS
12/31/05



BUILDING YOUR BUSINESS ONLINE





2005 WEBSITE PROS ANNUAL REPORT

websitepros™

about us

Website Pros is a leading provider of Web services and products that enable small and medium-sized businesses to establish, maintain, promote and optimize their Internet presence. Our primary service offering, eWorks! XL®, is a comprehensive package that includes website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission and lead generation.

Through the combination of proprietary website publishing and management software, automated workflow processes, and specialized workforce development and management techniques, we achieve production efficiencies that enable us to service a growing base of subscription customers. As of December 31, 2005, over 51,000 subscription customers have chosen Website Pros for their Internet needs.



WORKING
FOR
SMALL
BUSINESSES


Bob

financial highlights

CONSOLIDATED STATEMENT OF OPERATIONS DATA	Year Ended December 31		
	2003	2004 [in thousands]	2005
Revenue	$ 16,947	$ 23,402	$ 37,770
Income [loss] from operations	[1,373]	656	425
Amortization of intangibles	-	-	1,229
Stock based compensation	45	95	795
Pro forma income [loss] from operations [1]	$ [1,328]	$ 751	$ 2,449
Pro forma operating margin [1]	[7.8%]	3.2%	6.5%



$16.9
$23.4
$37.8
EOY 03
EOY 04
EOY 05

TOTAL REVENUE
[$ in millions]



41,749
44,836
46,643
49,201
51,719
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05

TOTAL SUBSCRIBERS



$13.2
$19.4
$32.6
EOY 03
EOY 04
EOY 05

TOTAL SUBSCRIPTION REVENUE
[$ in millions]



$3,000
2,500
2,000
1,500
1,000
500
-
500
1,000
1,500
2,000
2003
2004
2005

PRO FORMA OPERATING INCOME[1]
[$ in thousands]

[1] Pro forma operating income and pro forma operating margin are non-GAAP financial measures. The reconciliation to GAAP operating income is set forth in the table above.



DAVID L. BROWN

DEAR VALUED SHAREHOLDERS

2005 was a momentous year for Website Pros. We completed our initial public offering, consummated two strategic acquisitions, and outperformed our own high expectations in total revenue, total number of customers and profitability margin. We believe we are well on our way to establishing Website Pros as "the" standard for Web design and Internet marketing services for small and medium-sized businesses, or SMB's.

I am pleased to report that every division of our company, including subscription Web services, custom website design, the NetObjects Fusion software group, and our LEADS.com and EBOZ businesses, contributed to the strong growth we experienced in 2005. We ended the year with $37.8 million in total revenue, an increase of 61% from 2004. Our core business, subscription Web services, accounted for $32.6 million of total revenue, an increase of 68% from the prior year. We ended the year with over $55 million in cash and cash equivalents, and no significant debt.

Our business momentum continues to be driven by Website Pros' unique position as one of the largest companies to offer comprehensive, hosted solutions in website design, Internet marketing and site optimization that enable SMB's to establish and maintain an effective Internet presence quickly and affordably. Our proprietary technology allows us to offer a low-cost, "Do-It-For-Me" solution that is tailored to what small businesses need to build their brand, increase awareness of their business and drive sales through the Internet without the need for an in-house information technology specialist. And we don't stop there - a key differentiator between Website Pros and our competitors is the "personal touch service" that we provide during and after the sale. Our highly trained sales and service teams are available to our customers to answer their questions, help them navigate the ever-evolving opportunities and challenges of the Internet, and inform them of other services that can enhance their online presence.

For these reasons, an increasing number of SMB's are selecting Website Pros as their Internet partner. Our total subscriber base for Web design and Internet marketing services increased to more than 51,000 customers during 2005, representing a 24% increase from the prior year. And, because of the number of SMB's in the United States that have a limited Web presence or no Web presence at all, we believe we have only scratched the surface of this market.

Our fundamental purpose is to provide turnkey solutions tailored to meet an SMB's Internet needs at any stage of its business lifecycle. For example, our eWorks! XL® and Visibility Online™ services are ideal for a newly established small business, or a business that is new to the Internet, providing everything needed to quickly, effectively and affordably establish a

Subscription revenue increased 68% from $19.4 million in 2004 to $32.6 million in 2005.

professional website and drive traffic to it. LEADS.com, the Internet marketing company we acquired in 2005, offers marketing services that accommodate businesses that have been in business a longer length of time or have more sophisticated Internet marketing requirements. And our EBOZ technology, also acquired during 2005, contributes to the development of new services and processes designed specifically for small and medium-sized businesses.

From a profitability perspective, our non-GAAP, or pro forma, operating income, which excludes stock-based compensation and amortization of intangibles, was $2.4 million, representing a record 6.5% pro forma operating margin, up from 3.2% in 2004.[1] The growth in our margins continues to bear out the inherent operating leverage in our business model. Even while we maintain our investment in the business to fuel top line growth, we believe that we will be able to continue expanding our profit margins in 2006.

Looking forward, we have many plans in place to continue capitalizing on the extraordinary market opportunity in the SMB market. We are committed to broadening our capabilities and service offerings through strategic acquisitions that offer new products or expand existing markets. We are working to bring new services to the market that complement current Internet trends but always with an eye towards the bottom line. Our goal is to expand the depth of our product offering to the SMB market in order to establish Website Pros as the most recognized, trusted brand in Internet services.

In closing, I would like to thank all of the people that have supported the growth and success of Website Pros in 2005. This includes our customers, shareholders, strategic partners, and, most of all, our employees, whose contributions have enabled Website Pros to attain the results and position we enjoy today.

We greatly appreciate your support and investment in our company.

David L. Brown
CEO and President

[1] Please see the reconciliation to our GAAP financial results in the Financial Highlights.

This Letter to Shareholders contains forward-looking statements regarding potential growth of our markets and our financial and business success in such markets, as well as other matters that involve risks and uncertainties. These risks are discussed in our Annual Report on Form 10-K, including those discussed under the heading " Risk Factors." Our actual results could vary materially from the forward-looking statements.

our values

To consistently show respect, honesty and professionalism in all interactions with customers, fellow employees and all other people with whom we have contact.

To continuously improve our services and products and the ways we offer them to create greater value for our customers.

To keep customer satisfaction as our top priority.



To foster open communication among all employees.

To create an entrepreneurial spirit among our employees that encourages personal resourcefulness and creativity.

To value and encourage teamwork in every activity, task and opportunity.

PROFESSIONALISM

TEAMWORK

ENTREPRENEURIAL SPIRIT

RESOURCEFULNESS

CREATIVITY



WEBSITE PROS, INC.
12375 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 9, 2006

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of **WEBSITE PROS, INC.**, a Delaware corporation (the "Company"). The meeting will be held on **TUESDAY, MAY 9, 2006** at 10:30 a.m. local time at the Sawgrass Marriott in Ponte Vedra Beach, Florida for the following purposes:

1. To elect two directors to hold office until the 2009 Annual Meeting of Stockholders.
2. To ratify the selection of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending 2006.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is March 23, 2006. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Kevin M. Carney
Secretary

Jacksonville, Florida
April 12, 2006

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

WEBSITE PROS, INC.
12375 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

PROXY STATEMENT
FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

May 9, 2006

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of **WEBSITE PROS, INC.** (sometimes referred to as the "Company" or "Website Pros") is soliciting your proxy to vote at the 2006 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 12, 2006 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 23, 2006 will be entitled to vote at the annual meeting. On this record date, there were 16,541,258 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 23, 2006 your shares were registered directly in your name with Website Pros's transfer agent, SunTrust Bank, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 23, 2006 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- Election of two directors; and
- Ratification of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2006.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. You may vote "For" or "Against," or abstain from voting with respect to, the ratification of Ernst & Young LLP as our independent registered public accounting firm. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-888-693-8683 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on May 8, 2006 to be counted.
- To vote on the Internet, go to http://www.cesvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on May 8, 2006 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Website Pros. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 23, 2006.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all two nominees for director and "For" ratification of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending 2006. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Website Pros' Corporate Secretary at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 13, 2006, to the Corporate Secretary of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so by December 13, 2006 (120 calendar days prior to the anniversary of the mailing date of this proxy statement), in order that they may be included in the proxy materials relating to that meeting.

A stockholder proposal or nomination for director that will not be included in next year's proxy materials, but that a stockholder intends to present in person at next year's Annual Meeting, must comply with the notice, information and consent provisions contained in the Company's Bylaws. In part, the Bylaws provide that to timely submit a proposal or nominate a director you must do so by submitting the proposal or nomination in writing, to the Company's Corporate Secretary at the Company's principal executive offices no later than the close of business on February 8, 2007 (90 days prior to the first anniversary of the 2006 Annual Meeting Date) nor earlier than the close of business on January 9, 2007 (120 days prior to the first anniversary of the 2006 Annual Meeting date). In the event that the Company sets an Annual Meeting date for 2007 that is not within 30 days before or after the anniversary of the 2006 Annual Meeting date, notice by the stockholder must be received no later than the close of business on the 120th day prior to the 2007 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2007 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2007 Annual Meeting is first made. The Company's Bylaws contain additional requirements to properly submit a proposal or nominate a director. If you plan to submit a proposal or nominate a director, please review the Company's Bylaws carefully. You may obtain a copy of the Company's Bylaws by mailing a request in writing to the Corporate Secretary of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the two nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2—Ratification of Ernst & Young LLP as independent registered public accounting firm for the Company for its fiscal year ending December 31, 2006 must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 16,541,258 shares outstanding and entitled to vote. Thus 8,270,630 shares must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2006.

Proposal 1

Election Of Directors

Website Pros' Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified or until the director's death, resignation or removal. This includes vacancies created by an increase in the number of directors.

The Board of Directors presently has seven members. There are two directors in the class whose term of office expires in 2006. Messrs. Durden and Durity were appointed to the Board of Directors in January 2006 to fill vacancies on the Board of Directors and were introduced to the Board for nomination by Website Pros' Chief Executive Officer. If elected at the annual meeting, each of these nominees would serve until the 2009 annual meeting and until his successor is elected and has qualified, or until the director's death, resignation or removal.

It is the Company's policy to encourage directors and nominees for director to attend the Annual Meeting.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting.

Nominees for Election for a Three-year Term Expiring at the 2009 Annual Meeting

Hugh Durden, age 63, has served as a member of our Board of Directors since January 2006. Mr. Durden is currently the chairman of the board of trustees of The Alfred I. DuPont Testamentary Trust. Prior to serving as chairman, Mr. Durden served as the representative of the corporate trustee of the DuPont Trust from July 1997 until December 2004. Prior to joining the DuPont Trust, Mr. Durden served as president of Wachovia Corporate Services, a banking corporation, from January 1994 until December 2000. Mr. Durden serves on the board of directors of The St. Joe Company, a real estate development company. Mr. Durden holds a B.A. from Princeton University and a M.B.A. from Tulane University.

G. Harry Durity, age 59, has served as a member of our Board of Directors since January 2006. Mr. Durity currently serves as a senior advisor at New Mountain Capital, a private equity firm. From August 1994 to January 2005, Mr. Durity served as corporate vice president–worldwide business development and as a member of the executive committee at Automatic Data Processing, Inc., a data processing company. Mr. Durity serves on the board of directors of National Medical Health Card, a specialized health services company. Mr. Durity holds a B.A. from Western Maryland College and a M.A. from Washington State University.

The Board Of Directors Recommends
A Vote In Favor Of Each Named Nominee.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2007 ANNUAL MEETING

Julius Genachowski, age 43, has served as a member of our Board of Directors since January 2006. From 1997 until 2005, Mr. Genachowski served in senior executive positions at IAC/InterActiveCorp, a publicly-traded e-commerce and media company. His positions at IAC included Chief of Business Operations, General Counsel and member of the Office of the Chairman. Prior to joining IAC, Mr. Genachowski served as Chief Counsel to the Chairman of the Federal Communications Commission. Prior to joining the FCC, he served as a law clerk to U.S. Supreme Court Justice David H. Souter and, before that, to retired U.S. Supreme Court Justice William J. Brennan, Jr. Mr. Genachowski holds a B.A. from Columbia University and a J.D. from Harvard Law School.

Deven Parekh, age 36, has served as a member of our Board of Directors since December 2003. He is currently a managing director of Insight Venture Partners, a venture capital firm. Mr. Parekh has served in various positions, including managing director, at Insight Venture Partners since January 2000. He holds a B.S. from the Wharton School of Business at University of Pennsylvania.

George Still, age 43, has served as a member of our Board of Directors since March 1999. He is currently a managing general partner of Norwest Venture Partners, a venture capital firm, and has served in that position since October 1989. Mr. Still serves on the board of advisors of the Foster Center for Private Equity at Dartmouth College. He holds a B.S. from Pennsylvania State University and a M.B.A. from Dartmouth College.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2008 ANNUAL MEETING

David Brown, age 52, has served as our chief executive officer and president since August 2000 and as a member of our Board of Directors since August 1999. Mr. Brown served as our president from August 1999 until March 2000. Mr. Brown was employed by Atlantic Partners Group, a private equity firm, from March 2000 until August 2000. Prior to joining us, Mr. Brown founded Atlantic Teleservices, a technology services company, in 1997 and served as its Chief Executive Officer from 1997 until its acquisition by us in August 1999. Mr. Brown holds a B.A. from Harvard University.

Timothy Maudlin, age 55, has served as a member of our Board of Directors since February 2002. Mr. Maudlin is currently a managing partner of Medical Innovation Partners, a venture capital firm. From 1999 to 2001, he served as a principal and as chief financial officer of Venturi Group, LLC, an incubator and venture capital firm. Mr. Maudlin serves as chairman of the board of directors of Curative Health Services, Inc. ("Curative"), a biopharmaceutical company. On March 24, 2006, Curative's board of directors authorized the filing of a voluntary petition for bankruptcy under Chapter 11. The petition was filed on March 27, 2006. He is a certified public account and holds a B.A. from St. Olaf College and a M.A. from Kellogg School of Management at Northwestern University.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board affirmatively has determined that the following directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Durden, Mr. Durity, Mr. Genachowski, Mr. Maudlin, Mr. Parekh and Mr. Still. In making this determination, the Board found that none of the directors or nominees for director have a material or other disqualifying relationship with the Company. Mr. Brown, the President and Chief Executive Officer of the Company, is not an independent director.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

On February 9, 2005, the Board of Directors documented the governance practices followed by the Company by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The guidelines are also intended to align the interests of directors and management with those of the Company's stockholders. The Corporate Governance Guidelines set forth the practices the Board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the Board to, among other things, reflect changes to the Nasdaq listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Guidelines, as well as the charters for each committee of the Board, may be viewed at *http://ir.websitepros.com/documents.cfm.*

As required under applicable Nasdaq listing standards, in the fiscal year ended December 31, 2005, the Company's independent directors met five times in regularly scheduled executive sessions at which only independent directors were present. Mr. Maudlin, chairman of the Audit Committee, presided over the executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Website Pros at 12375 Gran Bay Parkway West, Building 200 Jacksonville, Florida 32258. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The Board has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for the fiscal year ended December 31, 2005, and the fiscal year ending the fiscal year ended December 31, 2006 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
David Brown			
Hugh Durden (1)	X		X
G. Harry Durity (1)	X	X	
Julius Genachowski (1)		X	X
Jeffrey Lieberman (2)	X		
Timothy Maudlin	X*		X
Deven Parekh		X*	
George J. Still, Jr.		X	X*
Total meetings in fiscal year 2005	5	1	0

* Committee Chairperson
(1) Joined the Board and each committee noted in January 2006.
(2) Resigned from the Board and each committee noted in January 2006.

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company's audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review the company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Three directors currently comprise the Audit Committee: Messrs. Durden, Durity and Maudlin. In the fiscal year ended December 31, 2005, two directors comprised the Audit Committee: Messrs. Lieberman and Maudlin. The Audit Committee met five times during the fiscal year. The Audit Committee has adopted a written Audit Committee Charter that is attached as **APPENDIX A** to these proxy materials.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards The Board of Directors has determined that Mr. Maudlin qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Maudlin's level of knowledge and experience based on a number of factors, including his formal education and experience as an audit manager with Arthur Andersen and as a chief financial officer. In addition to the Company's Audit Committee, Mr. Durity also serves on the Audit Committees of National Medical Health Card Systems, Inc. (Nasdaq: NMHC). The Board of Directors has determined that such simultaneous service does not impair Mr. Durity's ability to effectively serve on the Company's Audit Committee.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors reviews and approves the overall compensation policies, plans and programs for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's independent directors, executive officers and other senior management; determines and approves the compensation and other terms of employment of the Company's chief executive officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers the Company's stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs. Four directors currently comprise the Compensation Committee: Messrs. Durity, Genachowski, Parekh and Still. In the fiscal year ended December 31, 2005, two directors comprised the Compensation Committee: Messrs. Parekh and Still. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met one time during the fiscal year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles for the Company. Our Nominating and Corporate Governance Committee charter can be found on our corporate website at *http://ir.websitepros.com/documents.cfm.* Four directors currently comprise the Nominating and Corporate Governance Committee: Messrs. Durden, Genachowski, Maudlin and Still. In the fiscal year ended December 31, 2005, two directors comprised the Nominating and Corporate Governance Committee: Messrs. Maudlin and Still. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee did not meet during the fiscal year.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

At this time, the Nominating and Corporate Governance Committee does not consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

Meetings of the Board of Directors

The Board of Directors met 6 times during the last fiscal year. Each Board member then in office attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Meetings of the Board of Directors

The Board of Directors met 6 times during the last fiscal year. Each Board member then in office attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Stockholder Communications With The Board Of Directors

The Company's Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Website Pros at 12375 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis. These communications will be reviewed by one or more employees of the Company designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and communications not requiring Board consideration). The screening procedures have been approved by a majority of the independent Directors of the Board. All communications directed to the Audit Committee in accordance with the Company's whistleblower Policy that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the Audit Committee.

Code Of Ethics

The Company has adopted the Website Pros, Inc. Code of Conduct that applies to all officers, directors and employees. The Code of Conduct is available on our website at *http://ir.websitepros.com/documents.cfm*. If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following report of the Audit Committee shall not constitute "soliciting material," shall not be deemed "filed" with the SEC and is not to be incorporated by reference into any of other the Company's filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.

Communications with Management and Independent Registered Public Accounting Firm

The Audit Committee has reviewed and discussed our audited financial statements with management. In addition, the Audit Committee has discussed with Ernst & Young LLP, Website Pros' independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, "*Communications with Audit Committees*," which includes, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received written disclosures and the letter from Ernst & Young LLP required by the Independence Standards Board Standard No. 1, which relates to the Ernst & Young LLP's independence from Website Pros and its related entities, and has discussed their independence from Website Pros, including whether Ernst & Young LLP's provision of non-audit services was compatible with that independence.

Committee Member Independence and Financial Expert

The Audit Committee is comprised of Mr. Maudlin (Chair), Mr. Durden and Mr. Durity, all of whom satisfy the independence criteria of the Nasdaq listing standards for serving on an audit committee. SEC regulations require Website Pros to disclose whether its Board has determined that a director qualifying as a "financial expert" serves on the Website Pros Audit Committee. Website Pros' Board has determined that Mr. Maudlin qualifies as a "financial expert" within the meaning of such regulations.

Recommendation Regarding Financial Statements

Based on the review and discussions referred to above, the Audit Committee unanimously recommended to our Board that Website Pros' audited financial statements for the fiscal year ended December 31, 2005, be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

AUDIT COMMITTEE
Timothy Maudlin, Chair
Hugh Durden
G. Harry Durity

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006 and has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 2002. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting at which they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether to retain Ernst & Young LLP as the Company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2004 and December 31, 2005, by Ernst & Young LLP, the Company's principal accountant.

	Fiscal Year Ended December 31,	
	2005	2004
	(in thousands)	
Audit Fees (1)	$1,321	$117
Audit-related Fees (2)	30	0
Tax Fees (3)	231	18
All Other Fees	0	0

(1) The 2005 amount includes audit fees associated with the Company's initial public offering.

(2) Consists of fees pertaining to audits and accounting consultations in connection with acquisitions by Website Pros of Leads.com, Inc. and of the assets of E.B.O.Z., Inc.

(3) Consists of fees pertaining to tax planning related to an analysis of Internal Revenue Code Section 382 (concerning the calculation of net operating loss carry-forward limitations) and to value added tax returns and advice regarding compliance.

All fees described above were approved by the Audit Committee.

Pre-Approval Policies and Procedures.

The Audit Committee pre-approves all audit and non-audit services rendered by our independent registered accounting firm, Ernst & Young LLP. While the Audit Committee Charter permits the Audit Committee to delegate pre-approval authority to one or more individuals, as well as to pre-approve defined categories of services, the Audit Committee has not yet done so. To date, all pre-approval has been given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the principal accountant's independence.

The Board Of Directors Recommends
A Vote In Favor Of Proposal 2.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 15, 2006 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership (1)	
Beneficial Owner	Number of Shares	Percent of Total
Five Percent Stockholders:		
Entities Affiliated with Insight Venture Partners (2) 680 Fifth Avenue, 8th Floor New York, NY 10019	3,339,126	20.2%
Entities Affiliated with Norwest Venture Partners (3) 525 University Avenue, Suite 800 Palo Alto, CA 94301	2,466,001	14.9%
Parties Affiliated with Arbor Capital Management, LLC One Financial Plaza 120 South Sixth Street Suite 1000 Minneapolis, Minnesota 55402	952,100	5.8%
Tobias Dengel	887,795	5.4%
Todd Walrath	887,795	5.4%
Directors and Executive Officers:		
David L. Brown (4)	1,637,375	9.1%
Kevin Carney (5)	276,379	1.6%
Darin Brannan (6)	271,354	1.6%
Roseann Duran (7)	99,704	*
Edward Hechter (8)	309,415	1.8%
Timothy Maudlin (9)	199,089	1.2%
Deven Parkeh (2)(10)	3,345,792	20.2%
George J. Still, Jr. (3)(11)	2,477,111	15.0%
Hugh Durden (12)	3,333	*
G. Harry Durity (12)	3,333	*
Julius Genachowski (12)	3,333	*
All executive officers and directors as a group (11 persons) (13)	8,626,218	45.8%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 16,541,258 shares outstanding on March 15, 2006, adjusted as required by rules promulgated by the SEC.

(2) Represents 2,639,885 shares held by Insight Venture Partners IV, L.P., 325,335 shares held by Insight Venture Partners IV (Co-Investors), L.P., 20,976 shares held by Insight Venture Partners IV (Fund B), L.P., 352,930 shares held by Insight Venture Partners (Cayman) IV, L.P. Insight Venture Associates IV, LLC and Insight Holdings Group, LLC may be deemed to beneficially own 3,339,126 of such shares.

(3) Represents 1,099,657 shares owned of record by Norwest Venture Partners VII-A, LP ("NVP VII-A"), and Itasca VC Partners VII-A, LLC ("Itasca VC VII-A") may be deemed to have beneficial ownership of such shares, based on its affiliation with NVP VII-A. Represents 830,165 shares owned of record by Norwest

Venture Partners VII, LP ("NVP VII"), and Itasca VC Partners VII, LP ("Itasca VC VII") may be deemed to have beneficial ownership of such shares based on its affiliation with NVP VII. Represents 521,802 shares owned of record by Norwest Venture Partners IX, L.P. ("NVP IX") and 14,377 shares owned of record by NVP Entrepreneurs' Fund IX, L.P. ("NVP Fund IX"), and Genesis VC Partners IX, LLC ("Genesis VC IX") may be deemed to have beneficial ownership of such shares based on its affiliation with NVP IX and NVP Fund IX. At December 31, 2005, each of George J. Still, Jr. and Promod Haque may be deemed to have beneficially owned 2,466,001 shares of Common Stock consisting of the following: (1) 1,099,657 shares of Common Stock by virtue of his status as a managing director of Itasca VC VII-A, the general partner of NVP VII-A, the record owner of such shares; (2) 521,802 shares of Common Stock by virtue of his status as a managing director of Genesis VC IX, the general partner of NVP IX, the record owner of such shares; (3) 830,165 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VII, the general partner of NVP VII, the record owner of such shares; and (4) 14,377 shares of Common Stock by virtue of his status as a managing director of Genesis VC IX, the general partner of NVP Fund IX, the record owner of such shares. At December 31, 2005, John P. Whaley may be deemed to have beneficially owned 830,165 shares of Common Stock by virtue of his status as a managing administrative partner of Itasca VC VII, the general partner of NVP VII, the record owner of such shares.

(4) Consists of 90,228 shares held by Atlantic Teleservices, L.P. ("Atlantic Teleservices") 71,428 shares issuable upon the exercise of warrants held by Atlantic Teleservices that are exercisable within 60 days after March 15, 2006, 25,264 shares held by Atlantic Partners Group, and 1,450,455 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006 Mr. Brown is a member of CIMC Atlantic II, LLC, which is the general partner of Atlantic Teleservices and Atlantic Partners Group. Mr. Brown shares voting and investment power with respect to these shares with Alton G. Keel, Jr.

(5) Consists of 276,379 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006. Excludes shares of common stock held by Atlantic Partners Group, L.P., as to which Mr. Carney has no voting or investment power, but does retain an economic interest.

(6) Includes 179,783 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(7) Consists of 99,704 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(8) Includes 50,565 shares held by Mr. Hechter, 70,000 shares held jointly with Mr. Hechter's wife, Lisa Jacobsen Hechter, and 188,850 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(9) Includes 127,801 shares held by Mr. Maudlin, 64,622 shares held by Mr. Maudlin's wife, Janice K. Maudlin and 6,666 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(10) In addition to the shares described in note 3 above, includes 6,666 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(11) In addition to the shares described in note 3 above, includes 4,444 shares of common stock held by Mr. Still and 6,666 shares issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(12) Includes 3,333 issuable upon the exercise of options exercisable within 60 days after March 15, 2006.

(13) Includes 2,296,596 shares issuable upon exercise of options and warrants beneficially owned by all executive officer's and directors currently exercisable or exercisable within 60 days after March 15, 2006. See notes (2) through (12) above.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2005, the Company's officers, directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

Each non-employee director of the Company receives a payment of $1,000 for each in-person meeting of the Board of Directors or any committee thereof attended by such non-employee director and $250 for any telephonic meeting of the Board of Directors or any committee thereof attended by such non-employee director. In the fiscal year ended December 31, 2005, the total compensation paid to non-employee directors was $0; *however*, the Company paid in 2006 an aggregate of $1,250 for fees payable in respect of meetings held in 2005. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under the 2005 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

Pursuant to the terms of the Directors' Plan, any individual who served as a non-employee director upon the effectiveness of the Company's initial public offering, or became a non-employee director after the Company's initial public offering was automatically granted an initial option to purchase 40,000 shares of common stock. The initial grants issued upon the effectiveness of the initial public offering have an exercise price per share equal to $10.00, the price per share in the Company's initial public offering. The shares subject to each initial grant vest in a series of 36 successive equal monthly installments measured from the date of grant. In addition, any individual who is serving as a non-employee director immediately following an annual meeting of our stockholders, commencing with the annual meeting in 2006, will automatically be granted an option to purchase 10,000 shares of common stock on such date. The shares subject to each annual grant vest in a series of 12 successive equal monthly installments measured from the date of grant. Further, the individuals who are serving as the chairperson of each of the audit committee and the nominating and corporate governance committee immediately following an annual meeting of our stockholders, commencing with the annual meeting in 2006, will each automatically be granted an option to purchase an additional 5,000 shares of common stock on such date. The shares subject to the additional annual grant to the chairperson of each of the audit committee and the nominating and governance committee vest in a series of 12 successive equal monthly installments measured from the date of grant. The exercise price of these options will be the fair market value on the date of grant.

During the last fiscal year, the Company granted options covering 40,000 shares to each non-employee then serving as director of the Company, at an exercise price per share of $10.00, the fair market value of such shares (based on the price per share in the Company's initial public offering). As of March 15, 2006, no options had been exercised under the Directors' Plan.

The following table provides information for fiscal 2005 compensation for non-employee directors who served during fiscal 2005.

		Option Grants		
Name	Board Meeting Fees	Date	Shares Granted	Fair Market Value (at grant)
Jeffrey Lieberman	$0(1)(2)	November 1, 2005	40,000	$400,000
Timothy Maudlin	$0(1)	November 1, 2005	40,000	$400,000
Deven Parekh	$0(1)	November 1, 2005	40,000	$400,000
George J. Still, Jr.	$0(1)	November 1, 2005	40,000	$400,000

(1) No fees were paid in 2005; however, fees in amounts equal to $500.00, $500.00 and $250.00 were paid in 2006 to Messrs. Maudlin, Lieberman and Parekh, respectively, in respect of meetings attended in 2005.

(2) Mr. Lieberman resigned from the Company's board of directors on January 13, 2006. Accordingly, the option granted to Mr. Lieberman on November 1, 2005 referenced above has terminated with respect to 37,778 shares that were unvested as of the date of Mr. Lieberman's resignation. The option is exercisable until April 13, 2006, with respect to the remaining 2,222 shares.

Executive Officers

The following table sets forth certain information about our executive officers, including their ages as of March 15, 2006.

Name	Age	Position
David Brown	52	Director, Chief Executive Officer and President
Kevin Carney	42	Chief Financial Officer
Darin Brannan	38	Senior Vice President, Business & Corporate Development
Roseann Duran	54	Senior Vice President, Marketing
Edward Hechter	42	Executive Vice President

David Brown has served as our chief executive officer and president since August 2000 and as a member of our Board of Directors since August 1999. Mr. Brown served as our president from August 1999 until March 2000. Mr. Brown was employed by Atlantic Partners Group, a private equity firm, from March 2000 until August 2000. Prior to joining us, Mr. Brown founded Atlantic Teleservices, a technology services company, in 1997 and served as its Chief Executive Officer from 1997 until its acquisition by us in August 1999. Mr. Brown holds a B.A. from Harvard University.

Kevin Carney has served as our chief financial officer since January 2002. Mr. Carney served as our director of finance from September 2000 until January 2002 and from August 1999 until June 2000. Mr. Carney was employed by Atlantic Partners Group, a private equity firm, from June 2000 until September 2000. Prior to joining us, Mr. Carney served as the chief financial officer of Atlantic Teleservices, a technology services company, from June 1998 until its acquisition by us in August 1999. Mr. Carney is a certified public accountant and holds a B.S. in accounting and finance from Boston College.

Darin Brannan was one of our founders in March 1999. He has served as our senior vice president, business and corporate development since that time. Mr. Brannan holds a B.A. Business Administration from Embry-Riddle University and an M.B.A. from the University of Hartford.

Roseann Duran has served as our senior vice president, marketing since March 2002. Prior to joining us, Ms. Duran founded and served as of the managing partner of Odyssey, Inc., a strategic planning and marketing company for small businesses, from January 2001 until March 2002. Prior to founding Odyssey, Ms. Duran served as the vice president of e-dr.com, a business-to-business internet company for eye care practitioners, from August 2000 until January 2001. Ms. Duran holds a B.S. from Pennsylvania State University and a M.B.A. from University of North Florida.

Edward Hechter has served as our executive vice president since February 2002. Prior to joining us, Mr. Hechter served as the executive vice president of Innuity, Inc., a web services company, from September 2001 until February 2002, as its vice president, product development and sales operations from February 2001 until September 2001, as its vice president product development from May 2000 until February 2001 and as its director of professional services and business development from August 1999 until May 2000.

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows for the fiscal years ended December 31, 2004 and 2005, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 2005 (the "Named Executive Officers"). As permitted by the rules promulgated by the SEC, no amounts are shown below for 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Securities Underlying Options (#)**	**All Other Compensation ($)**
David Brown	2005	262,885	125,000	500,000	$3,346(1)
Chief Executive Officer and President	2004	235,385	46,000	—	$2,286(1)
Kevin Carney	2005	165,577	60,000	80,000	$1,919(2)
Chief Financial Officer	2004	143,077	20,800	—	$1,193(2)
Darin Brannan	2005	135,000	25,000	—	$ 340(3)
Senior Vice President, Business & Corporate Development	2004	140,192	11,658	60,000	$ 367(3)
Roseann Duran	2005	117,308	24,000	20,000	$2,145(4)
Senior Vice President, Marketing	2004	114,231	12,000	—	$1,311(4)
Edward Hechter	2005	160,000	45,000	30,000	$2,461(5)
Executive Vice President	2004	165,000	20,000	—	$1,106(5)

(1) Consists of 401(k) plan matching contributions of $1,919 and $3,006 for 2004 and 2005, respectively, and of life insurance premiums in the amount of $367 and $340 for 2004 and 2005.

(2) Consists of 401(k) plan matching contributions of $850 and $1,601 for 2004 and 2005, respectively, and of life insurance premiums in the amount of $343 and $318 for 2004 and 2005.

(3) Consists of life insurance premiums in the amount of $367 and $340 for 2004 and 2005.

(4) Consists of 401(k) plan matching contributions of $952 and $1,812 for 2004 and 2005, respectively, and of life insurance premiums in the amount of $359 and $333 for 2004 and 2005.

(5) Consists of 401(k) plan matching contributions of $1,106 and $2,007 for 2004 and 2005, respectively, and of life insurance premiums in the amount of $0 and $454 for 2004 and 2005.

STOCK OPTION GRANTS AND EXERCISES

The Company grants options to its executive officers under its 2005 Equity Incentive Plan (the "***2005 Plan***"). Prior to the adoption of the 2005 plan, the Company granted options to its executive officers under the 1999 Equity Incentive Plan (the "***1999 Plan***"). As of March 15, 2006, (i) options to purchase a total of 274,540 shares were outstanding under the 2005 Plan and options to purchase 1,531,486 shares remained available for grant under the 2005 Plan; and (ii) options to purchase a total of 3,720,151 shares were outstanding under the 1999 Plan and no shares remained available for grant under the 1999 Plan. The Company has never granted any stock appreciation rights.

The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

Name	Individual Grants: Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term: 5% ($)	10% ($)
David Brown (1)	500,000	43.58	9.00	4/6/2015	$2,830,026	$7,171,841
Kevin Carney (2)	80,000	6.97	9.00	4/6/2015	$ 452,804	$1,147,495
Darin Brannan	—	—	—	—	—	—
Roseann Duran (2)	20,000	1.74	9.00	4/6/2015	$ 113,201	$ 286,874
Edward Hechter (2)	30,000	2.61	9.00	4/6/2015	$ 169,802	$ 430,310

(1) 1/48th of the shares vest on each monthly anniversary of November 1, 2005 until all of the shares are fully vested; provided that no shares shall vest on any vesting date if on such date the option holder is not provided Continuous Service (as such term is defined in the applicable plan) to the Company.

(2) 1/48th of the shares vest on each monthly anniversary of April 6, 2005 until all of the shares are fully vested; provided that no shares shall vest on any vesting date if on such date the option holder is not provided Continuous Service (as such term is defined in the applicable plan) to the Company.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND OPTION VALUES AT DECEMBER 31, 2005

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2005: Exercisable	Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2005: Exercisable ($)	Unexercisable ($)
David Brown	—	—	1,398,373	489,583	$10,109,312	$ —
Kevin Carney	—	—	267,005(1)	66,668	$ 1,774,609	$ —
Darin Brannan	45,000	$378,000	172,371(2)	33,334	$ 1,189,053	$181,670
Roseann Duran	—	—	96,997(3)	16,667	$ 687,549	$ —
Edward Hechter	—	—	184,303(4)	25,001	$ 1,201,337	$ —

(1) Includes 47,691 shares eligible for exercise prior to vesting, which, if exercised, would be subject to a right of repurchase in favor of the Company until vested at a price per share equal to the original exercise price.

(2) Includes 24,616 shares eligible for exercise prior to vesting, which, if exercised, would be subject to a right of repurchase in favor of the Company until vested at a price per share equal to the original exercise price.

(3) Includes 43,829 shares eligible for exercise prior to vesting, which, if exercised, would be subject to a right of repurchase in favor of the Company until vested at a price per share equal to the original exercise price.

(4) Includes 13,117 shares eligible for exercise prior to vesting, which, if exercised, would be subject to a right of repurchase in favor of the Company until vested at a price per share equal to the original exercise price.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

Employment Agreements

In 2005, each of Mr. Brown and Mr. Carney entered into an employment agreement which became effective immediately following the Company's initial public offering. These agreements provide for initial base salaries of $275,000 and $175,000, respectively. These agreements also provide for other customary benefits and terms, including discretionary bonus of up to 50% of base salary for Mr. Brown and up to 40% of base salary for Mr. Carney, medical insurance and participation in our 401(k) plan. No particular performance goals have been established with respect to bonus eligibility for Mr. Brown or Mr. Carney. The Compensation Committee of our Board of Directors may modify the compensation and benefits provided under these agreements as they deem necessary. Each of these officers is employed by us on an "at will" basis, notwithstanding the existence of these agreements.

Under Mr. Brown's employment agreement, if at any time his employment is terminated by us without cause or by Mr. Brown for good reason, we would be obligated to pay Mr. Brown severance equal to eighteen months of salary plus 150% of the prior year's bonus and health benefits, and Mr. Brown would be entitled to an additional eighteen months of vesting of shares subject to any stock options held by him at the time of such termination.

Under Mr. Carney's employment agreement, if at any time his employment is terminated by us without cause or by Mr. Carney for good reason, we would be obligated to pay Mr. Carney severance equal to twelve months of salary plus prior year's bonus and health benefits, and Mr. Carney would be entitled to an additional twelve months of vesting of shares subject to any stock options held by him at the time of such termination.

Additionally, Mr. Brown and Mr. Carney are entitled to accelerated vesting benefits described below under "Change of Control Provisions."

Change of Control Provisions

Our named executive officers, other than David Brown and Kevin Carney, and some of our other key employees are entitled to cash severance and vesting acceleration benefits in connection with changes of control as described below under "Executive Severance Benefit Plan." Mr. Brown and Mr. Carney are entitled to the following vesting acceleration in the event of a change of control:

- In the event of a change of control, Mr. Brown will receive accelerated vesting of all shares subject to vesting under any of his outstanding options or other stock awards effective immediately prior to the closing of the change of control.
- In the event of a change of control, Mr. Carney will receive accelerated vesting of 20% of the then-unvested shares subject to his then outstanding options or other stock awards effective immediately prior to the closing of the change of control. In addition, if Mr. Carney's employment is terminated without cause or for good reason within eighteen months following the change of control, an additional 30% of the shares subject to his then outstanding options or other stock awards that were unvested at the time of the change of control will become immediately vested upon such termination.

2005 Equity Incentive Plan

Under the 2005 Plan, in the event of specified significant corporate transactions, such as a sale of all or substantially all of our assets, a sale of at least 90% of our outstanding securities, a merger in which we are not the surviving entity, or a merger in which we are the surviving entity but our common stock outstanding immediately prior to the transaction is exchanged or converted into other property, all outstanding stock awards under the 2005 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (i) the value of the property that the optionee would have received upon exercise of the stock award, over (ii) the exercise price otherwise payable in connection with the stock award.

2005 Non-Employee Directors' Stock Option Plan

Under the 2005 Non-Employee Directors' Stock Option Plan, in the event of specific significant corporate transactions, such as a sale of all or substantially all of our assets, a sale of at least 90% of our outstanding securities in a merger, consolidation or similar transaction in which we are not the surviving entity, or a merger, consolidation or similar transaction in which we are the surviving entity but our common stock outstanding immediately prior to the transaction is exchanged for or converted into other property, all outstanding options under the 2005 Non-Employee Directors' Stock Option Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (i) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (i) the value of the property that the optionee would have received upon exercise of the option, over (ii) the exercise price otherwise payable in connection with the option.

2005 Employee Stock Purchase Plan

Under the 2005 Employee Stock Purchase Plan, in the event of specified significant corporate transactions, any then-outstanding rights to purchase our stock under the 2005 Employee Stock Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Executive Severance Benefit Plan

In April 2005, our board of directors adopted the Executive Severance Benefit Plan, which became effective immediately following the initial public offering. Under the Executive Severance Benefit Plan, executive officers, other than David Brown and Kevin Carney, and some of our other key employees, as designated by our board of directors, are eligible for severance benefits, including cash severance payments and accelerated vesting of outstanding stock and options.

Termination without Cause or Resignation for Good Reason. Under the Executive Severance Benefit Plan, if a beneficiary's employment with us terminates without cause, or the beneficiary terminates his or her employment with good reason, the beneficiary is entitled to cash severance in an amount equal to six months' salary, payable in accordance with our standard payroll practices. Additionally, the beneficiary would be entitled to acceleration of six months worth of vesting of the shares of stock held by the beneficiary and the shares of stock subject to any options held by the beneficiary. Further, we will pay any Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, payments for six months.

Termination without Cause or Resignation for Good Reason Following a Change of Control. Under the Executive Severance Benefit Plan, if within eighteen months following a change of control a beneficiary's employment with us terminates without cause, or the beneficiary terminates his or her employment with good reason, the beneficiary is entitled to cash severance in an amount equal to six months' salary, payable in accordance with our standard payroll practices. Additionally, the beneficiary would be entitled to acceleration of 50% of the then-unvested shares of stock held by the beneficiary and the shares of stock subject to any options held by the beneficiary. Further, we will pay any COBRA payments for six months.

Conditions to Receipt of Benefits. To be eligible to receive benefits under the Executive Severance Benefit Plan, the beneficiary must execute a general waiver and release of claims in our favor. If a beneficiary is terminated for cause or resigns without good reason, the beneficiary is ineligible for benefits under the Executive Severance Benefit Plan.

EQUITY COMPENSATION PLAN INFORMATION

The number of shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of the outstanding options, and the number of stock options remaining for future issuance for each of our equity compensation plans as of December 31, 2005 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,074,790	$3.95	2,272,877(1)
Equity compensation plans not approved by security holders (2)	0	N/A	0
Total	4,074,790	$3.95	2,272,877

(1) Includes 450,000 shares reserved for issuance pursuant to the Company's 2005 Employee Stock Purchase Plan.

(2) None of Website Pros' equity compensation plans were adopted without the approval of the Company's security holders.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The following is the report of the Compensation Committee describing the compensation policies governing compensation paid to Website Pros executive officers during fiscal 2005. The material in this report shall not constitute "soliciting material," shall not be deemed "filed" with the SEC and is not to be incorporated by reference into any other Website Pros filing under the Securities Act or the Exchange Act, except to the extent Website Pros specifically incorporates this report by reference therein.

Introduction

The Board of Directors has delegated the power and authority to review, modify and approve compensation policies and practices and to administer the Company's equity plans to the Compensation Committee. The Compensation Committee annually evaluates and establishes the compensation policies for the chief executive officer and other members of senior management including the named executive officers. Messrs. Durity, Genachowski, Parekh (Chairman) and Still comprise the Compensation Committee and are non-employees and independent within the meaning of Rule 4200(a)(15) of the Nasdaq listing standards.

Compensation Philosophy and Objectives

The Compensation Committee believes that compensation of the Company's executive officers should:

- provide a means for Website Pros to attract, retain and reward high-quality executives and other employees who will contribute to the long-term success of the Company;
- inspire executive officers, including the Company's chief executive officer, to achieve the Company's business objectives; and
- align the financial interests of the executive officers and other employees with those of the stockholders.

The Committee's approach regarding base salaries for executives is conservative, with the goal of maintaining base salaries at or somewhat below the industry median for Web services companies of comparable size and giving greater weight in total compensation in target bonus and gains related to equity. The Company believes significant equity-based incentives for executives and other key employees help ensure that the executives and key employees are motivated over the long-term to respond to the Company's business challenges and opportunities as owners and not just as employees.

Elements of Compensation

The Compensation Committee uses two types of compensation to achieve its overall compensation objectives: annual compensation and long-term compensation. Annual compensation is comprised of base salary and variable cash compensation, while long-term compensation is generally comprised of stock options.

Annual Compensation

Base Salary. The Compensation Committee recognizes the importance of maintaining base cash compensation levels that are competitive with the companies with which Website Pros competes for talent. Base salary for executives is targeted in reference to companies in similar businesses and with similar characteristics such revenue and market capitalization. The Compensation Committee received this data in 2005 through its own review of public filings of other publicly traded Web services companies. This peer group excluded those companies with revenue and profitability that significantly exceeded the Company's financial performance. The Compensation Committee reviews annual salaries for all of the Company's executive officers. In addition to other features, the annual salary plan takes into account past performance and expected future contributions of the individual executive.

Variable Compensation. In addition to earning a base salary, executive and certain members of senior management are eligible to receive additional cash compensation through variable bonuses. The variable bonuses are intended to motivate executives to achieve company-wide and individual operating and strategic objectives. Potential payment levels are equal to a percentage of base salary, which percentage is set annually by the Compensation Committee for the ensuing year. Payouts of bonuses, which generally are made in the first quarter of the following year (February 2006 in the case of 2005), are based upon the Compensation Committee's review and analysis as to the extent to which both Company and individual operating and strategic objectives have been achieved, though the Compensation Committee may modify these goals and criteria or grant additional variable cash compensation to the executive officers even if the performance goals are not met. The combination of annual salary and variable compensation is targeted to bring the participant's total cash compensation to levels that are at or slightly above the industry median for companies the Company considers comparable, as discussed above.

Long-Term Compensation

Equity Compensation. Equity compensation, which the Compensation Committee considers to be long term compensation, is an integral component of the Company's efforts to attract and retain exceptional executives, senior management and employees. The Compensation Committee believes that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation since stock options are only valuable to the employee if the value of the Company's common stock increases after the date of grant. While equity compensation is an important part of the overall compensation policy, the Committee is sensitive to the concerns of the Company's stockholders regarding the potentially dilutive impact of stock option grants and other equity compensation awarded to employees. Stock option grants are determined, therefore, by taking into account each executive officer's performance and responsibility level, a comparison with comparable awards to individuals in similar positions in the industry, each executive officer's current level of equity participation, the dilutive impact of the potential grant, and the Company's operating performance. However, the Compensation Committee does not strictly adhere to these factors in all cases and may vary grants made to each executive officer as the particular circumstances warrant. Exercise prices for options are set at the fair market value of the Company's common stock on the date of grant.

Options granted to executive employees (excluding the Chief Executive Officer) during 2005 vest monthly over four years, provided that the executive officer continues his or her employment with the Company. The Chief Executive Officer's 2005 grant also vests monthly over four years, but the vesting commenced upon the Company's initial public offering. Accordingly, an option will provide a return to the executive officer only if he or she remains employed by the Company, and then only if the market price of the Company's common stock appreciates over the option term.

Based upon the factors noted above, the Company granted the named executive officers the option grants set forth in the Option Grants Table above. The Compensation Committee reexamines long-term compensation levels annually.

Executive officers are also generally eligible to participate in the 2005 Employee Stock Purchase Plan. As a result of applicable laws regarding stock ownership, no employee owning more than five percent (5%) of our stock is eligible to participate in this plan. During 2005 the Company did not commence an offering under the 2005 Employee Stock Purchase Plan.

The Committee believes the programs described above provide compensation that is competitive with comparable technology companies, that they provide the basis for the Company to attract and retain qualified executive officers, and that they link the interests of executive officers together with yours as stockholders. The Committee will continue to monitor the relationship among executive compensation, the Company's performance and stockholder value. The Committee believes that these actions were appropriate and plans to continue to monitor the Company's equity compensation plans in light of changing market, financial and regulatory conditions.

Severance Benefits. Executive officers other than the Company's Chief Executive Officer and Chief Financial Officer are eligible to participate in the Company's Executive Severance Benefit Plan. The Company's Chief Executive Officer and Chief Financial Officer are entitled to severance benefits as well, pursuant to their employment agreement. The Compensation Committee considers these severance benefits critical to attracting and retaining high caliber executives.

Personal Benefits. Website Pros seeks to maintain an egalitarian culture in its facilities and operations. Accordingly, Website Pros does not provide officers with reserved parking spaces or separate dining or other facilities. The Company also does not have programs that provide personal-benefit perquisites to officers, such as lodging or defraying the cost of personal entertainment or family travel. Website Pros' health care and other insurance programs are the same for all eligible employees, including officers. There are no outstanding loans of any kind to any executive officer, and federal law and the Company's Code of Conduct prohibit loans to executive officers by the Company. Website Pros expects its officers to be role models under its Code of Conduct, which is applicable to all employees, and officers are not entitled to operate under lesser standards.

2005 Chief Executive Officer Compensation

Mr. Brown is eligible to receive the same categories of compensation as are available to other executive officers of the Company. Mr. Brown's compensation in 2005 was based primarily upon the terms of the employment agreement between Mr. Brown and Website Pros dated as of April 2005 and effective as of the Company's initial public offering.

The agreement provides for an annual salary of $275,000 in cash and a discretionary cash bonus of up to fifty percent (50%) of base salary. This below-median cash salary was based on Mr. Brown's willingness to receive a smaller portion of his compensation in cash than is typical for chief executive officers of similar companies and Website Pros' desire to preserve cash, particularly when it was as a privately-held company with limited access to capital. Consistent with the Compensation Committee's philosophy, a greater portion of Mr. Brown's overall compensation was equity-based or based upon a variable bonus. The Compensation Committee believes that Mr. Brown's compensation structure for 2005 was in the best interests of the Company and was commensurate with the Committee's philosophy of aligning compensation with the creation of long-term value for Website Pros' stockholders.

During 2005, Mr. Brown was granted a stock option to purchase 500,000 shares of common stock to further incentivize Mr. Brown to contribute to the long-term success of the Company through equity ownership. The shares subject to the option vest in 48 equal monthly installments, measured from the date on which the Company's stock was first publicly traded, November 2, 2005, contingent upon Mr. Brown's continued service to the Company.

Mr. Brown was awarded a cash bonus of $125,000 based upon an evaluation of Mr. Brown's overall leadership and management, as well as the Company's achievements during 2005, including the completion of the Company's initial public offering.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1 million on the amount of compensation that Website Pros may deduct in any one year with respect to its chief executive officer and each of its next four most highly compensated executive officers. Certain performance-based compensation within the meaning of Section 162(m) is not subject to the deduction limit. To maintain flexibility in compensating the chief executive officer and the executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) and to grant compensation awards in the future in a manner consistent with the best interests of the Company and its stockholders.

Conclusion

Through the compensation arrangements described above, a significant portion of Website Pros' compensation program and Mr. Brown's compensation are contingent on Website Pros' performance, and the realization of benefits is closely linked to increases in long-term stockholder value. Website Pros remains committed to this philosophy of paying for performance, recognizing that the competitive market for talented executives and the volatility of its business may result in highly variable compensation for a particular time period.

COMPENSATION COMMITTEE
G. Harry Durity
Julius Genachowski
Deven Parekh, Chair
George J. Still, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For the fiscal year ended December 31, 2005, the Compensation Committee consisted of Messrs. Parekh (chairman) and Still. No member of the Compensation Committee is an officer or employee of Website Pros, and none of our executive officers serve as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. Each of our directors holds Website Pros' securities as set forth under the heading "*Certain Beneficial Owners and Management.*"

PERFORMANCE MEASUREMENT COMPARISON (1)

The following graph shows the total stockholder return as of the dates indicated of an investment of $100 in cash on November 2, 2005 (the date the Company's common stock was first publicly traded) for (i) the Company's common stock, (ii) the Nasdaq National Market (U.S. only) ("Nasdaq") and (iii) the RDG Internet Composite Index (the "RDG Internet Composite"). All values assume reinvestment of the full amount of any dividends. The stock price performance on the graph below is not necessarily indicative of future performance.

COMPARISON OF 4 MONTH CUMULATIVE TOTAL RETURN
AMONG WEBSITE PROS, INC, THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE RDG INTERNET COMPOSITE INDEX (1)(2)


DOLLARS
140
130
120
110
100
90
80
70
60
11/2/05
12/31/05
2/28/06
WEBSITE PROS, INC
NASDAQ STOCK MARKET (U.S.)
RDG INTERNET COMPOSITE

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(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) This table dates back to November 2, 2005, the first date on which the Company's stock was publicly traded.

Certain Relationships and Related Transactions

In February 2005, we issued and sold to investors an aggregate of 420,137 shares of Series B convertible redeemable preferred stock, or New Series B, at a purchase price of $7.1405 per share, for aggregate consideration of $3,000,000. Upon completion of the Company's initial public offering, these shares converted into 420,137 shares of common stock. Holders of more than 5% of our capital stock participated in these transactions.

In April 2005, we issued 2,320,518 shares of our common stock to the stockholders of Leads.com, Inc., as consideration for all of the outstanding capital stock of Leads.com in connection with our acquisition of Leads.com. Tobias Dengel and Todd Walrath, each of whom is a holder of more than 5% of our outstanding stock, received shares in this transaction as consideration for their shares of Leads.com stock. Prior to the Leads.com transaction, neither Mr. Dengel nor Mr. Walrath was a director, executive officer, or stockholder of ours.

In July 2005, Darin Brannan, or Senior Vice President, Business & Corporate Development, exercised options to purchase 45,000 shares of the Company's common stock at $0.50 per share, with a net value realized (the difference between the exercise price and the fair market value of such shares, as determined by the Board of Directors) of $378,000.

In connection with the Company's initial underwritten public offering, 2,000,000 shares of common stock were registered and sold on behalf of certain selling stockholders. Selling stockholders in the offering included entities affiliates with Insight Venture Partners and Crosspoint Venture Partners, each of whom owned more than 5% of the Company's voting securities; Tim Maudlin, one of our directors, his wife, Janice K. Maudlin, his daughter, Laurie Ann Bensen, his son Eric J. Maudlin, Sharon E. Eilen, Randall L. Johnson, and Michael L. Snow. One of our directors, Deven Parekh, is a member of the board of managers of Insight Holdings Group, LLC, the managing member of Insight Venture Associates IV, LLC, the general partner of the Insight Partnerships.

The Company currently employs the son-in-law of the Company's Chief Executive Officer and President, David Brown. Effective March 13, 2006, Mr. Brown's son-in-law receives an annual base salary of $70,000.

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Website Pros' stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Corporate Secretary, Website Pros, Inc., 12735 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258 or contact Kevin Carney at (904) 680-6623. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2005 is available without charge upon written request to: Corporate Secretary, Website Pros, Inc., 12735 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Kevin M. Carney
Secretary

April 12, 2006

Appendix A

Amended and Restated Charter of the Audit Committee

WEBSITE PROS, INC.
AMENDED AND RESTATED CHARTER
OF THE AUDIT COMMITTEE

ADOPTED: FEBRUARY 9, 2005

PURPOSE AND POLICY

The primary purpose of the Audit Committee (the "***Committee***") shall be to act on behalf of the Board of Directors (the "***Board***") of **WEBSITE PROS, INC.** (the "***Company***") in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, the systems of internal control over financial reporting, and audits of financial statements, as well as the quality and integrity of the Company's financial statements and reports and the qualifications, independence and performance of the firm or firms of registered public accountants engaged as the Company's independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the "***Auditors***") and the performance of the Company's internal audit function. The Committee shall also provide oversight assistance in connection with the Company's legal, regulatory and ethical compliance programs as established by management and the Board. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the "***QLCC***") within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the "***Rules of Professional Conduct***"). The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication among the Committee and the Auditors, the Company's financial management and internal auditors.

COMPOSITION

The Committee shall consist of at least three members of the Board of Directors. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("***Nasdaq***") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time and, so long as required by applicable law, rules or regulations (including Nasdaq rules and regulations), at least one member shall be an "audit committee financial expert" as defined by such applicable law, rules or regulations (including Nasdaq rules and regulations). The members of the Committee shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board. The Chairman of the Committee shall be appointed by the Board.

MEETINGS AND MINUTES

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate, and in any event at least quarterly. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company promptly after each meeting. The Chairman of the Committee shall report to the Board regularly, or whenever so requested by the Board.

AUTHORITY

The Committee shall have authority to appoint, determine compensation for, and at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, to appoint and oversee the internal audit function and otherwise to fulfill its responsibilities under this charter. The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have the authority to review and approve related-party transactions. The Committee shall have authority to initiate investigations, to provide notices, including notices to the Securities and Exchange Commission, to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, accountants (including the Auditors) or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants. The approval of this Charter by the Board shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

RESPONSIBILITIES

The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the internal audit function and the Auditors and any other registered public accounting firm engaged for the purpose of performing other review or attest services for the Company. The internal auditors, the Auditors and each such other registered public accounting firm shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. ***Evaluation and Retention of Auditors.*** To evaluate the performance of the Auditors, to assess their qualifications (including their internal quality-control procedures and any material issues raised by that firm's most recent internal quality-control review or any investigations by regulatory authorities) and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year, which retention shall be subject only to ratification by the Company's stockholders (if the Committee or the Board elects to submit such retention for ratification by the stockholders).

2. ***Approval of Audit Engagements.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

3. ***Approval of Non-Audit Services.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

4. ***Audit Partner Rotation.*** To monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable laws and rules and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

5. *Auditor Conflicts.* At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

6. *Former Employees of Auditor.* To consider and, if deemed appropriate, adopt a policy regarding Committee preapproval of employment by the Company of individuals employed or formerly employed by the Company's Auditors and engaged on the Company's account.

7. *Audited Financial Statement Review.* To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

8. *Annual Audit Results.* To review with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

9. *Quarterly Results.* To review with management and the Auditors, as appropriate, the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under standards of the Public Company Accounting Oversight Board (United States).

10. *Management's Discussion and Analysis.* To review with management and the Auditors on a quarterly and annual basis the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission.

11. *Press Releases.* To review with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

12. *Accounting Principles and Policies.* To review with management and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under generally accepted accounting principles ("***GAAP***") related to material items discussed with management and any other significant reporting issues and judgments.

13. *Risk Assessment and Management.* To review with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the risk of fraud and including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

14. *Management Cooperation with Audit.* To evaluate the cooperation received by the Auditors during their audit examination, including any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

15. ***Management Letters.*** To review with the Auditors and, if appropriate, management, any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

16. ***National Office Communications.*** To review with the Auditors, as appropriate, communications between the audit team and the firm's national office with respect to accounting or auditing issues presented by the engagement.

17. ***Disagreements Between Auditors and Management.*** To review with management and the Auditors or any other registered public accounting firm engaged to perform review nor attest services any material conflicts or disagreements between management and the Auditors or such other accounting firm regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

18. ***Internal Control Over Financial Reporting.*** To confer with management and the Auditors, as appropriate, regarding the scope, adequacy and effectiveness of internal control over financial reporting including any special audit steps taken in the event of material control deficiencies, responsibilities, budget and staff of the internal audit function and review of the appointment or replacement of the senior internal audit executive or manager.

19. ***Separate Sessions.*** Periodically, to meet in separate sessions with the Auditors, the internal auditors or other personnel responsible for the internal audit function, as appropriate, and management to discuss any matters that the Committee, the Auditors, the internal auditors or management believe should be discussed privately with the Committee.

20. ***Correspondence with Regulators.*** To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

21. ***Complaint Procedures.*** To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. ***Regulatory and Accounting Initiatives.*** To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

23. ***Engagement of Registered Public Accounting Firms.*** To determine and approve engagements of any registered public accounting firm (in addition to the Auditors) to perform any other review or attest service, including the compensation to be paid to such firm and the negotiation and execution, on behalf of the Company, of such firm's engagement letter, which approval may be pursuant to preapproval policies and procedures, including the delegation of preapproval authority to one or more Committee members, so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting.

24. ***Ethical Compliance***. To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Ethical Conduct, including review and approval of related party transactions as required by Nasdaq rules.

25. *Investigations.* To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

26. *Proxy Report.* To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

27. *Annual Charter Review.* To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

28. *Report to Board.* To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors, the performance of the Company's internal audit function or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

29. *Annual Committee Evaluation.* To conduct an annual evaluation of the performance of the Committee.

30. *Procedures for Receipt of Attorney Report.* To adopt written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct.

31. *QLCC Responsibilities.* To carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.

32. *General Authority.* To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 000-51595

Website Pros, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**94-3327894**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12735 Gran Bay Parkway West, Building 200, Jacksonville, FL	**32258**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (904) 680-6600

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to section 12(g) of the Act:

Common Stock, $0.001 par value

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K(§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of December 31, 2005, the last business day of the registrant's most recently completed fiscal quarter, was $73,083,724, based upon the closing sale price of the common stock on December 31, 2005. Shares of common stock held by each executive officer and each director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this calculation as such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 24, 2006, the registrant had 16,540,607 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the registrant's 2006 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III of this Annual Report on Form 10-K.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I

Item 1. Business.

We believe we are a leading provider, based on our number of subscribers, of Web services and products that enable small and medium-sized businesses to establish, maintain, promote, and optimize their Internet presence. Our primary service offering, eWorks! XL, is a comprehensive package that includes Website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission, and lead generation. As an application service provider, or ASP, we offer our customers a full range of services and products on an affordable subscription basis. In addition to our primary service offering, we provide a variety of premium services to customers who desire more advanced capabilities, such as e-commerce solutions and more sophisticated Internet marketing services. This breadth and flexibility of our offerings allow us to address the Web services needs of a wide variety of customers, ranging from those just establishing their Websites to those requiring a more robust Internet presence.

Through the combination of our proprietary Website publishing and management software, automated workflow processes, and specialized workforce development and management techniques, we believe we achieve production efficiencies that enable us to offer sophisticated Web services at affordable rates. Our technology automates many aspects of creating, maintaining, enhancing, and marketing Websites on behalf of our customers. With over 51,000 subscribers to our eWorks! XL and premium subscription-based services as of December 31, 2005, we believe we are one of the industry's largest providers of affordable Web services and products enabling small and medium-sized businesses to have an effective Internet presence.

We primarily sell our services and products to customers identified through strategic marketing relationships with established brand name companies. These companies have large numbers of small and medium-sized business customers and include Discover Financial Services, Inc., or Discover, Network Solutions, and IBM. We have a direct sales force based at our national sales center in Spokane, Washington, that utilizes leads generated by our strategic marketing relationships to acquire new customers. Our sales force specializes in selling to small and medium-sized businesses across a wide variety of industries throughout the United States.

In April 2005, we acquired substantially all of the assets of E.B.O.Z., Inc., or EBOZ, and all of the outstanding securities of LEADS.com, Inc., or LEADS.com. We believe the EBOZ acquisition improves our ability to cost-effectively provide Web traffic generation solutions to our customers through the use of Internet banner advertisements, pay-per-click campaign management, and search engine optimization. We believe the LEADS.com acquisition enhances our ability to provide customer leads to locally and regionally focused businesses. The LEADS.com solution is offered through subscription-based packages. These packages can include local pay-per-click advertising, online yellow page advertisement creation, and industry-specific customer leads. While still focused on small and medium-sized businesses, we believe these acquisitions increase the breadth of our offering, enable us to appeal to a broader customer base, and allow us to provide valuable lead generating solutions that could increase the value our customers can derive from our Web services and products.

Our Approach and Solution

We have built our business around a subscription-based ASP model that allows small and medium-sized businesses to affordably outsource their Web services to us. The key elements of our business model and approach are:

Providing Comprehensive Solutions for Small and Medium-Sized Businesses. Our goal is to enable small and medium-sized businesses to outsource their Web services needs to us. Our experience is that many small and medium-sized businesses do not have the in-house expertise to effectively design an Internet presence that will generate adequate traffic to their Websites and increase direct consumer interaction. As a result, our customers look to us to provide these services. Our Web services include, among other features, Website design and publishing, local, regional, and national Internet marketing and advertising, search engine optimization, search engine submission, and lead generation. We believe this combination provides our customers with a comprehensive solution to their Web services needs.

Offering Affordable Subscription-Based Solutions. Because our customer base is value-driven, we provide our Web services on an affordable subscription basis. Our eWorks! XL customers typically pay a recurring monthly fee ranging from approximately $50 to over $100, depending on which services and products they purchased. Additionally, we offer a premium Internet marketing service targeted at businesses with significant spending on local print yellow pages advertising. This service is priced at an average of approximately $375 per month, which we believe is significantly less than the typical cost of traditional campaigns such as half- or full-page print yellow pages advertisements.

Streamlining Operations for Customer Acquisition, Fulfillment, and Support. We utilize proprietary workflow processes and customer relationship management systems, together with a combination of integrated template-driven and specialized Website design tools, to sell, design, and support our Web services and products. We believe this integrated infrastructure has enabled us to significantly reduce the time from initial customer contact to site completion. Our goal is to design a Website and have it complete and visible on the Internet within 72 hours from the time we receive initial information from the customer. Additionally, we have extensive experience promoting, selling, and supporting our Web services and products to small and medium-sized businesses.

Forming and Enhancing Strategic Marketing Relationships. We focus on forming strategic marketing relationships with companies that have large customer bases of small and medium-sized businesses. These companies generate leads for us by providing lists of their customers, conducting e-mail marketing campaigns about our Web services and products, advertising our Web services and products on the Internet, and using other forms of both direct and indirect solicitation. These companies filter the customer lists they provide to us using a number of criteria that we believe indicate when a small or medium-sized business is likely to understand the value of our Web services and products. Our most productive strategic marketing relationships include Discover, Network Solutions, and IBM.

Our Strategy

Our objective is to enhance our position as a leading provider of Web services and products for small to medium-sized businesses. Key elements of our strategy include:

Continuing to Target the Small and Medium-Sized Business Market Segment. We believe the small and medium-sized business market offers us the best opportunity to continue building a leading national Web services company. We believe this is an attractive market because it is large and because these businesses need a comprehensive, affordable solution to their Web services requirements. Our Web services meet critical business needs of these businesses that they often do not have the time, resources, or technical skills to fulfill themselves.

Developing or Acquiring Complementary Services and Technologies. We sell Web services and products that are essential to an effective Internet presence such as local and regional lead generation, search engine optimization, Website search tools, affiliate marketing networks, and Web analytics. While we currently provide many of these services through our relationships and agreements with other vendors, we will seek opportunities either to internally develop some or all of these services and products or acquire businesses that provide them. Additionally, we may seek to acquire companies with existing customer bases in our target market into which we can cross-sell our Web services and products.

Expanding our Distribution Channels. To sell our Web services and products cost efficiently, we capitalize on the connection that organizations with which we have strategic marketing relationships already have with their small and medium-sized business customers. We plan both to expand the scope of our current strategic marketing relationships, as well as to develop additional strategic marketing relationships with organizations that have strong brand recognition with small and medium-sized businesses. We also expect to increase our marketing and sales activities so that a larger proportion of our customers is acquired through increased direct sales and new reseller programs.

Selling Additional Services and Products to Existing Customers. As of December 31, 2005, we had over 51,000 subscribers to our eWorks! XL and premium subscription-based services. As customers build their Internet presence, we believe that we can demonstrate the value of the additional premium services and products we offer, which can increase our average revenue per customer and improve our revenue growth. For example, we can provide paid search and e-commerce capabilities to our current customers' Websites, enabling additional sources of revenue for them while also contributing to a measurable return on their investment.

Strengthening Customer Retention. We are dedicated to enhancing customer retention and building lasting relationships with our customers. We believe it is critical to customer retention to target small and medium-sized businesses that already understand the value of the Internet to their success. Improving customer retention also requires maximizing customer loyalty. Therefore, we are focused on customer satisfaction, consistent communication, Web service and product enhancements, and high quality customer service. Additionally, we believe that by educating our existing and prospective customers about the value of our services to their businesses we can build lasting customer relationships.

Extending Our Position as an Affordable ASP. Through the combination of our operational scale and geographical locations, we believe that we have been able to minimize the cost of delivering our Web services and products. Our template-driven processes enable us to handle orders efficiently. We have also strategically located our primary sales and fulfillment facilities in the lower-cost areas of Jacksonville, Florida, and Spokane, Washington, which helps us to better manage our cost of operations even as we expand. In the future, we may look to new international labor markets to further reduce the cost of providing our Web services and products.

Our Services and Products

Our goal is to provide a broad range of Web services and products that enable small and medium-sized businesses to establish, maintain, promote, and optimize their Internet presence. By providing a comprehensive offering, we are able to sell to customers whether or not they have already established an Internet presence. Our Web services and products can be categorized into the following offerings:

eWorks! XL Subscription-Based Services

Using our proprietary software and workflow enabled processes, we develop and support subscription Web service packages that include a 5, 10, 20, or 40 page semi-custom Website and related services. These comprehensive packages include the tools and functionality necessary for a business to create, maintain, enhance, and market a successful and effective online presence. We build, test, and publish the Websites and provide related services on behalf of our customers. We also provide tutorials and tools for customers to edit and manage their sites themselves. Alternatively, a customer can select from one of several levels of support programs for ongoing management and maintenance of its Website.

Our primary subscription offering is eWorks! XL, a comprehensive Website design and publishing package targeted at getting small and medium-sized businesses online quickly, effectively, and affordably when they have no Internet presence, or a limited one. The package includes a five-page semi-custom Website built on our proprietary self-editing tool, which allows for easy maintenance by the customer. By using our comprehensive package of services, customers eliminate the need to buy, install, or maintain hardware or software to manage their Internet presence. This offering includes a broad set of configuration and customization options using a Web browser.

We build the initial Website for the customer using the content and design information the customer provides. Our goal is to have a customer's Website visible on the Internet within 72 hours from the time we receive initial information from the customer.

eWorks! XL includes:

- *Initial Site Design.* One of our design specialists begins the process by interviewing the customer and collecting data about the customer's business. Using our NetObjects MatrixBuilder software, we then create a unique Website tailored to the customer's specific needs using one of our templates. Every site we build goes through an extensive quality review and assurance process prior to being published on the Internet. Additionally, every site undergoes a thorough Website optimization process to enhance search engine placement.
- *Online Marketing.* We offer our customers online marketing capabilities that cost-effectively promote their Websites on a local and national basis. The package includes initial submission and ongoing submissions on a regular basis of the customer's Website to many popular search engines. Additionally, eWorks! XL includes listings in online yellow page directories, banner advertisements, search engine optimization tools, and educational guides targeted to small businesses.
- *E-mail Marketing.* We provide an e-mail marketing tool that enables our customers to easily communicate with their customers and prospects. To assist our customers in collecting e-mail addresses, every Website includes a subscription sign-up box for site visitors to provide their e-mail information.
- *Webmail.* Every customer receives three e-mail boxes tied to its domain name. Webmail is compatible with MS Outlook and features advanced filtering and search capabilities and automatic mail forwarding and responding.
- *Online Web Tools.* eWorks! XL includes advanced online tools such as a forms manager, polling and survey capabilities, a guest book, and site search that offer interactive Website management capabilities.
- *Modifications and Redesign Service.* Customers can choose between several different levels of support, which range from having us make ongoing changes to using the self-edit tools we provide. The basic service included with eWorks! XL includes 30 minutes per month of free modification and phone consultation with one of our Web designers.
- *Domain Name Registration.* We obtain, purchase, and register a domain name appropriate for the business selected by the customer.
- *Hosting and Technical Support.* Our hosting platform offers technology and security designed to ensure the reliable daily operation of a customer's Website. Our secure Web hosting includes disk storage, daily backups, and a monthly data transfer allotment. We also offer technical support, including services to our customers to provide the information and consultation they need to build and manage an effective online presence.

Premium Subscription-Based Services

In addition to our eWorks! XL subscription-based Web services, we offer a number of premium subscription-based services and functionalities for an additional fee. These premium subscription-based services are available to our eWorks! XL customers, to customers of our custom Website design services and, in most cases, to customers for whom we have not built a Website but who otherwise require these Web services. These premium subscription-based services include:

- *E-Commerce Solutions.* We offer a comprehensive set of services that enable businesses to sell their services and products online. Our service offerings include creating the online store catalog and secure shopping cart, establishing an online merchant account and assisting in setting up online payment and order processing.

- *Power Marketing Bundles.* Our Power Marketing package is an array of additional services and products we sell to customers that want increased local or national exposure on the Internet. Options include geographically targeted banner advertisements, additional online yellow page listings, and search engine submission tools.
- *Visibility Online.* We bundle a number of different services contained in our eWorks! XL package into our Visibility Online offering, which is designed to enhance the effectiveness of an online marketing program for our non-eWorks! XL customers. These services include initial search engine optimization, search engine inclusion, Yahoo! Site Match paid inclusion, listing in Yahoo! Yellow Pages, AOL Yellow Pages Promotional listing, site submission to many popular search engines, banner advertisements, and search submission tools.
- *Internet Yellow Pages.* We work with customers to design an advertising program using several Internet yellow page directories. This provides our customers the ability to target specific buyers for their own services and products locally, regionally, or nationally.
- *LEADS.com Total Coverage.* We create custom-designed local Internet advertising campaigns for businesses that want to generate business leads in one or more local markets. These Total Coverage campaigns appear on leading local sites such as Yahoo! Yellow Pages, Yahoo! Local Search, Google, Google Local, Switchboard, and Looksmart.
- *Custom Design Extras.* We offer several additional custom design features and services, including map and directions pages, external links pages, the ability to increase the number of products listed on a customer's Website, more advanced Website statistics, database applications, password security, expanded e-mail services, and premium hosting services.

Custom Web Design

We offer complete custom Website design services that provide sophisticated functionality and interactivity beyond those available under eWorks! XL. These sites are typically built for larger, more established customers that have had an Internet presence in the past, or that are designing the first Website with unique specifications. Customers work directly with our experienced Web designers to build a fully customized Website. Additionally, we are able to sell any of our subscription-based Web services and products to our custom Web design customers.

Our team of custom design professionals includes experienced Web designers, programmers, copywriters, and search engine optimization experts who work together to ensure that the customer's online business objectives are met. Custom sites are built on our NetObjects Fusion software or other sophisticated design tools that provide the flexibility and functionality to meet advanced business needs. Custom sites can include flash, animation, e-commerce solutions, sophisticated interactivity and database functionality.

Web Authoring Software

We offer NetObjects Fusion, our desktop Web authoring software, for businesses that want to design Websites either for themselves or for others. Combining easy-to-use wizards, drag-and-drop simplicity, and design tools, NetObjects Fusion offers the flexibility to be an intuitive Website building software for novices, as well as an advanced tool for Website development professionals. NetObjects Fusion offers features that allow Website professionals to build Websites quickly, while still enabling these professionals to offer the flexibility and functionality their clients often require. NetObjects Fusion includes e-commerce capabilities, database functionality, and image manipulation tools that Website professionals find useful in building clients' sites.

Operations

We have invested significant time and capital resources in a set of internal processes and proprietary technologies designed to enable high-scale, high-quality mass customization of our Web services.

eWorks! XL

The workflow of our sales and fulfillment process for eWorks! XL is illustrated below.



Spokane
Jacksonville National Design Center
Outbound & Inbound Programs
Sales Center
Design
Build
Deploy
Maintain
• Product co-branding
• Customer leads
• Telesales
• Consulting
• Proactive servicing
• Site design
• Optimization
• Online marketing
• Content authoring
• IT integration
• Testing
• Quality assurance
• Service
• Modify
• Support & enable

Utilizing leads provided by our strategic marketing relationships, we identify our new customers through a combination of our outbound and inbound telesales programs. Once our sales specialists have determined that a lead is a potential customer, the customer call is transferred directly to a Web services consultant. In most cases, this transfer takes place immediately so that customer contact is not interrupted. The Web services consultant conducts a Web design interview during which we collect information about the customer, request customer-specific content, and proactively help the customer design an effective Internet presence based on the goals for its business. Several discrete quality checks on each sale help us maximize the quality of the sale.

Using our proprietary workflow process and customer relationship management software, the interview notes and content gathered by our Web services consultants are then transmitted to our national design center. At this point, our design specialists use the notes and content collected, our proprietary design tool and one of hundreds of design templates that can be modified using a wide variety of color themes and graphics to design a semi-custom Website for the customer. After completion of the Website, a separate quality assurance process is automatically triggered by our proprietary workflow process and customer relationship management software. This quality assurance process includes testing of the Website, reviewing notes and customer-supplied content, confirming appropriateness of styles used, and generally ensuring that the quality of the resulting Internet presence is consistent with our high standards. Following quality assurance, the Website is published and hosted, and the customer is notified that the Website is complete.

By utilizing our proprietary workflow process and customer relationship management software, specialized design tools, a large database of design templates, and several years of experience, we have been able to decrease the time of development and increase the utilization rate of our sales, design, and support staff. Our goal is to complete this process, from customer call to initial Website deployment, within 72 hours. After the Website is available on the Internet, we help our customers maintain, modify, and upgrade their Internet presence.

For all of our customers, we also provide periodic newsletters and other informational items to increase our number of customer contact events. We actively seek to interact with our customers a number of times through different media. Through experience and testing, we have found increased contact with customers helps to improve customer loyalty and enhance their understanding of the value of our services and products. We have also initiated several programs to foster customer loyalty, including numerous customer surveys that measure the quality of our service and the effectiveness of our products, a dedicated customer satisfaction team that follows up telephonically with every customer responding negatively to any of our surveys, segmented design experts for handling design changes quickly and professionally, and the introduction of an intensive training curriculum required for all customer care agents.

We maintain two data centers located in Jacksonville, Florida and Spokane, Washington, for most of our internal operations. Servers that provide our customers' Website data to the Internet are located within a third-party co-location facility located in Jacksonville, Florida. This co-location facility has a secured network infrastructure including intrusion detection at the router level. Our contract obligates our co-location provider to provide us a secured space within their overall data center. The facility is secured through card-key numeric entry and biometric access. Infrared detectors are used throughout the facility. In addition, the co-location facility is staffed 24 hours a day, 7 days a week, with experts to manage and monitor the carrier networks and network access. The co-location facility staff provides 24-hour security through camera-controlled views of our equipment. The co-location facility provides multiple Internet carriers to help ensure bandwidth availability to our customers. The availability of electric power at the co-location facility is provided through multiple uninterruptible power supply and generator systems should power supplied by the Jacksonville Electrical Authority fail. We plan to renew our agreement with the co-location facility which expires on April 1, 2006.

Customer data is redundant through the use of multiple application and Web servers. Customer data is backed up to other disk arrays with fail-over to help ensure high availability. Customer data is also maintained at our national design center and can be republished from archival data at any time through our Oracle 9i database system. Currently, this process could take approximately 24 hours. Our financial system reporting also uses our redundant Oracle systems and can be reconstituted in approximately 12 hours.

We are currently working with our co-location provider to establish a disaster recovery backup operation at one of the provider's alternative locations. This would provide a working fail-over site to prevent a disruption of our customers' Websites should the Jacksonville co-location site become unavailable. The facilities are connected by fiber-optic rings to our co-location provider's other centers.

LEADS.com Total Coverage

Potential customers for our Total Coverage Internet advertising packages are identified primarily using an outbound telesales program based in Manassas, Virginia. This program targets businesses with established traditional print yellow pages advertising campaigns. Customers who purchase our Total Coverage offering are interviewed and advertising information is entered into our proprietary publishing system. Local advertisements are then customized for several distribution platforms, such as Yahoo! Yellow Pages and Google search, and then published to these platforms. Customers receive a monthly report that tracks the number of impressions, clicks, and calls generated by each advertisement that we place on their behalf.

Technology

Our hardware and software infrastructure provides an advanced set of integrated tools for design, service, modifications, and billing. NetObjects MatrixBuilder enables Website design, end user modification and administration, and includes a variety of other tools accessible by our customers. Our Oracle-based proprietary workflow processes and customer relationship management software, which we developed internally, helps ensure that our production staff provides timely and efficient design services and helps us to efficiently and cost-effectively manage our customer base.

Our proprietary workflow processes and customer relationship management software enables us to build, maintain, and track large numbers of customer Websites. The configuration of software and hardware includes four key modules:

- *Account Management.* The account management module facilitates the creation and maintenance of a customer account and the consolidation, either manually or electronically through external submission, of pertinent customer demographics, product specifics, and billing information. We track critical aspects of customer activity, which allows customer service representatives to have immediate access to a customer's complete account history.

- *Design Tool.* Our design tool, NetObjects MatrixBuilder, is browser based, supports major Web services standards, and can be easily co-branded or private labeled for an organization with which we have a strategic relationship. NetObjects MatrixBuilder is template-based, yet can provide thousands of different Website styles by using hundreds of design templates that can be modified using a wide variety of color themes and graphics. The design tool generates the HTML code, so no manual coding is required, and facilitates the generation of a domain name registration, an e-commerce storefront, and a number of other extended and value added services that our customers can access from any Web browser.
- *Workflow Module.* The workflow module expedites service and product delivery by automatically determining the required production path, such as design, quality control, or submission to search engines, based on the specific attributes of the customer or service. The workflow module also controls production flow through our organization, enabling our design and customer support staff to individually service our Website customers either by routing their work automatically to the correct department or handling the request themselves.
- *Billing Module.* The billing module enables us to bill our subscription and custom design customers directly or to bill a third party in the aggregate for its end users. The billing module is integrated with a number of transaction processing tools enabling support for many different payment types.
- *LEADS.com Publishing and Tracking System.* We operate a proprietary publishing and tracking system that allows the automated building, publishing, and tracking of advertisement campaigns. These campaigns currently are published on Yahoo!, Google, AOL, Switchboard, Looksmart and other sites affiliated with these providers.

Sales Channels

Sales of Subscription Services

Our sales organization for our subscription Web services and products comprises several distinct sales channels, including:

Outbound Telesales. The organizations with which we have strategic marketing relationships provide us with lists of their small and medium-sized business clients who meet a broad set of criteria. We analyze these customer lists to determine which of these customers best match our criteria for long-term clients. Our sales specialists call these prospective customers during regular business hours to discuss their Web services needs. We believe the brand and affinity relationship these prospective customers have with the parties with which we have strategic marketing relationships enhances our ability to reach a decision maker, make a presentation, have our offer considered, and close the sale during the initial call.

As of December 31, 2005, we had 135 employees in our outbound telesales unit located in our national sales center in Spokane, Washington and 28 employees in our outbound LEADS.com telesales unit located in Manassas and Norton, Virginia. With the benefit of having conducted several years of outbound telesales activities, we have significant management, business process, training, and product expertise within our sales team. Additionally, we employ practices designed to optimize the management of our employees and increase their sales performance.

Inbound Telesales. We maintain a separate team of sales specialists specifically focused on responding to inbound inquiries generated by programs initiated by us and the organizations with which we have strategic marketing relationships. We and these organizations employ a mix of e-mail, direct mail, Website, and other marketing efforts to help promote our services to prospective clients. As of December 31, 2005, we had 9 employees in our inbound telesales unit.

Reseller Program. Several of the parties with which we have strategic marketing relationships have their own direct sales organizations. We have worked closely with these resellers to develop sales support and fulfillment processes that integrate with the resellers' sales, service, support, and billing practices. Additionally, we provide these resellers with training and sales materials to support the Web services being offered. Companies that currently resell our services and products through their sales organizations include Network Solutions and Register.com.

Sales of NetObjects Fusion

We sell NetObjects Fusion through direct sales, original equipment manufacturer, or OEM, software bundles, and retail and reseller distribution.

Direct Sales. We sell NetObjects Fusion through strategic e-mail marketing campaigns aimed at users of prior versions of the software, people that use the product on a trial basis, newsletter subscribers, and Website visitors. In Europe, we also utilize magazine covermounts, which European magazines utilize to differentiate themselves. With a covermount, a copy of an older version of NetObjects Fusion is provided free with the purchase of the magazine. We require the recipient of the free version to register with us directly to be able to use the free copy of the software. The new user of the software becomes a prospect for new versions of NetObjects Fusion and for the other software products we offer.

OEM Software Bundles. A number of OEMs are offering NetObjects Fusion as part of their packaged product offerings. As needed, we customize the NetObjects Fusion application to meet the OEM's specifications and to feature the OEM's products and brands within the software. Typically, an older version of NetObjects Fusion is offered through OEM bundles, which we believe facilitates later sales of newer versions to these users. The OEMs with which we currently work include Deutsche Telekom and Ritz Camera.

Retail and Reseller Distribution. We work with resellers in the United States, Europe and Australia to sell NetObjects Fusion. These distributors supply smaller resellers, retailers and value added resellers in their markets with NetObjects Fusion.

Strategic Marketing Relationships

A key part of our sales strategy is to leverage the brand and distribution of organizations with which we have strategic marketing relationships to sell our Web services and products. We have developed strategic marketing relationships with well-known, brand name companies, including Discover, Network Solutions, and IBM. We create sales material with each of these organizations, highlighting our Web services and products while also leveraging their brand. Then, on behalf of these companies, we initiate programs where our sales representatives directly contact their small and medium-sized business customers using telesales solicitation, direct mail, and online contact.

Pursuant to our agreement with Discover, Discover provides us with customer lists and related billing services, and we share revenue derived from sales of our Web services and products to customers derived from Discover's lists. Our agreement with Discover is terminable by Discover or us on short notice, and expires pursuant to its terms in November 2006. Similarly, our agreements with Network Solutions and IBM also involve revenue sharing and are terminable on short notice.

Customers attributable to our strategic marketing relationship with Discover, Network Solutions, and IBM represented approximately 65%, 5%, and 5%, respectively, of our total revenue during the year ended December 31, 2004 and approximately 57%, 8%, and 2%, respectively, for the year ended December 31, 2005. IBM, in addition to making its customer list available to us for a sales program, historically has been a key reference for us and has facilitated other strategic marketing relationships.

We offer a number of benefits to the companies with whom we have established strategic marketing relationships. First, they are able to increase their revenue through the marketing fees we pay them. Second, we allow these companies to offer a comprehensive solution for delivering Web services to their small and medium-sized business customers. This can result in increased loyalty of their customer base and an overall strengthening of their customer relationships. Third, by providing our Web services to their customers through us, we enable them to differentiate their offering from that of their competitors.

Marketing

We engage in a variety of marketing activities to increase awareness of our services and products, to sell additional services and products to our existing customer base, and to enhance the value we provide to small business entities. Our marketing activities include:

- Targeted e-mail and direct response campaigns to prospects and customers;
- Search engine advertising;
- Electronic customer newsletters;
- Website Pros, LEADS.com, and NetObjects Fusion corporate Websites;
- Online customer tutorials; and
- Affiliate programs.

Customers

We generally target small and medium-sized businesses having fewer than 100 employees. These customers normally are focused on regional or local markets. We seek to create long-term relationships with our customers, who cover a diverse set of industries and geographies in the United States. Our customers fall into over 80 discrete industry classification categories. As of December 31, 2005, the ten largest categories consisted of restaurants, automobile repair and services, clothing accessories and footwear, salons and barbershops, gift, novelty and promotional items, business and professional services, plumbing and HVAC, construction, jewelry and time pieces and furniture. As of December 31, 2005, we had over 51,000 subscribers to our eWorks! XL and premium subscription-based services.

We also target small and medium-sized businesses with significant monthly spending on local print yellow pages advertising. We seek to create long-term relationships with these businesses by helping them find new customers at a significantly lower cost per lead compared to traditional print yellow pages marketing campaigns.

Third-Party Providers

We offer some of our services to our customers through third-party technology vendors, which helps us to expand our services and create additional revenue opportunities. The following table provides an overview of some of our current third-party providers:

Company	Technology or Service
AOL (Mapquest)	Mapping services
Constant Contact	E-mail marketing
eBay (Kurant)	E-commerce storefront software
eBay (PayPal)	E-commerce payment systems
Google	Local and national search engine submission
Google (Urchin)	Website analytics
Network Solutions . . .	Domain name services and security certificate services
Switchboard	Online directory / yellow pages
Yahoo!	Yahoo!'s Internet yellow pages
Yahoo! (Overture) . . .	Search engine submission services (Alltheweb, AltaVista, Excite)

We do not have long-term contracts with any of these third parties. Accordingly, we or any of these providers can terminate the relationship at any time, for any reason or no reason, on short notice, often as little as 30 days. If any of these relationships terminate, we may need to seek an alternative provider of services or develop the covered services independently.

Competition

The market for Web services is highly competitive and evolving. We expect competition to increase from existing competitors as well as new market entrants. Most existing competitors typically offer a limited number of specialized solutions and services, but may provide a more comprehensive set of services in the future. These competitors include, among others, Website designers, Internet service providers, Internet search engine providers, local business directory providers, Website domain name registrars, and hosting companies. These competitors may have greater resources, more brand recognition, and larger installed bases of customers than we do, and we cannot assure you that we will be able to compete favorably against them. Our NetObjects Fusion software has three principal competitors: Microsoft FrontPage, Macromedia Dreamweaver, and Adobe Go Live.

We believe the principal competitive factors in the small and medium-sized business segment of the Web services industry include:

- Ability to reference strategic partners;
- Value and flexibility of the service offerings;
- Brand name and reputation;
- Price;
- Quality of customer support;
- Speed of customer service;
- Ease of implementation, use, and maintenance; and
- Industry expertise and focus.

Intellectual Property

Our success and ability to compete is dependent in significant part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We do not own any patents. We currently rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions, and other similar measures to protect our proprietary information. Due to the rapidly changing nature of applicable technologies, we believe that the improvement of existing offerings, reliance upon trade secrets and unpatented proprietary know-how and development of new offerings generally will continue to be our principal source of proprietary protection. While we have hired third party contractors to help develop our software and to design Websites, we own the intellectual property created by these contractors. Our software is not substantially dependent on any third party software, although our software does utilize open source code. Notwithstanding the use of this open source code, we do not believe our usage requires public disclosure of our own source code nor do we believe the use of open source code is material to our business.

We also have an ongoing service mark and trademark registration program pursuant to which we register some of our product names, slogans and logos in the United States and in some foreign countries. License agreements for our software include restrictions intended to protect our intellectual property. These licenses are generally non-transferable and are perpetual. In addition, we require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements and to assign to us in writing all inventions created while working for us. Some of our products also include third-party software that we obtain the rights to use through license agreements. In such cases, we have the right to distribute or sublicense the third-party software with our products.

Employees

As of December 31, 2005, we had a total of 405 full-time employees. Of our full-time employees, 189 are in direct sales, of which 163 are in outbound telesales, 9 are in inbound telesales, and 17 are in management and support functions. Of the remaining full-time employees, 6 are in channel business development, 8 are in marketing and product management, 30 are in general and administration, 30 are in engineering and product development, and 142 are in customer care and Web services production. In addition to our full-time employees, we also had 19 contracted offshore developers, 17 contracted Web services designers and editors, and 3 part-time employees. None of our employees are represented by unions. We consider our relationships with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Corporate Information

Website Pros, Inc. was incorporated under the General Corporate Law of the State of Delaware on March 2, 1999. Our principal officers are located at 12735 Gran Bay Parkway West, Building 200, Jacksonville, Florida 32258. Our telephone number is (904) 680-6600 and our Website is located at www.websitepros.com. Our Website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report on Form 10-K.

We make available free of charge on or through our Internet Website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities Exchange Commission.

Item 1A. Risk Factors.

We depend primarily on a small number of strategic marketing relationships—and one key strategic marketing relationship in particular—to identify prospective customers. The loss of one or more of our strategic marketing relationships, or a reduction in the referrals and leads they generate, would significantly reduce our future revenue and increase our expenses.

As a key part of our strategy, we have entered into agreements with a number of companies pursuant to which these parties provide us with access to their customer lists and allow us to use their names in marketing our Web services and products. Approximately 93% of our new customers in the year ended December 31, 2005, were identified through our strategic marketing relationships. We believe these strategic marketing relationships are critical to our business because they enable us to penetrate our target market with a minimum expenditure of resources. If these strategic marketing relationships are terminated or otherwise fail, our revenue would likely decline significantly and we could be required to devote additional resources to the sale and marketing of our Web services and products. We have no long-term contracts with these organizations, and these organizations are generally not restricted from working with our competitors. Accordingly, our success will depend upon the willingness of these organizations to continue these strategic marketing relationships.

Our strategic marketing relationship with Discover Financial Services, Inc., or Discover, is particularly important to us and accounted for approximately 73% of our new customers in the year ended December 31, 2005. Customers attributable to our relationship with Discover represented approximately 57% of our total revenue during the year ended December 31, 2005. We expect that customer relationships enabled by our strategic marketing relationship with Discover will continue to account for a significant portion of our new customers and our revenue in the future. Discover is under no obligation to continue to contract with us or continue this strategic marketing relationship, and either Discover or we can terminate our agreement with short notice and no penalty. Additionally, this agreement expires pursuant to its terms in November 2006, and we cannot assure you that the agreement will be extended or renewed. We therefore cannot assure you that we will continue to have a relationship with Discover. If our strategic marketing relationship with Discover ends, we will need to take remedial measures to generate customer leads, which could be expensive, and if such efforts fail, our business would be materially harmed.

To successfully execute our business plan, we must also establish new strategic marketing relationships with additional organizations that have strong relationships with small and medium-sized businesses that would enable us to identify additional prospective customers. If we are unable to diversify and extend our strategic marketing relationships, our ability to grow our business may be compromised.

Most of our Web services are sold on a month-to-month basis, and if our customers either are unable or choose not to subscribe to our Web services, our revenue may decrease.

Typically, our Web service offerings are sold pursuant to month-to-month subscription agreements, and our customers can generally cancel their subscriptions to our Web services at any time with little or no penalty.

Historically, we have experienced a high turnover rate in our customer base. For the years ended December 31, 2004 and 2005, 56% and 52%, respectively, of our subscribers who were customers at the beginning of the respective year were no longer subscribers at the end of the respective year. While we cannot determine with certainty why our subscription renewal rates are not higher, we believe there are a variety of factors, which have in the past led, and may in the future lead, to a decline in our subscription renewal rates. These factors include the cessation of our customers' businesses, the overall economic environment in the United States and its impact on small and medium-sized businesses, the services and prices offered by us and our competitors, and the evolving use of the Internet by small and medium-sized businesses. If our renewal rates are low or decline for any reason, or if customers demand renewal terms less favorable to us, our revenue may decrease, which could adversely affect our stock price.

If economic or other factors negatively affect the small and medium-sized business sector, our customers may become unwilling or unable to purchase our Web services and products, which could cause our revenue to decline and impair our ability to operate profitably.

Our existing and target customers are small and medium-sized businesses. These businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds, which they may choose to spend on items other than our Web services and products. If small and medium-sized businesses experience economic hardship, they may be unwilling or unable to expend resources to develop their Internet presences, which would negatively affect the overall demand for our services and products and could cause our revenue to decline.

We may expand through acquisitions of, or investments in, other companies or technologies, which may result in additional dilution to our stockholders and consume resources that may be necessary to sustain our business.

One of our business strategies is to acquire complementary services, technologies or businesses. In connection with one or more of those transactions, we may:

- issue additional equity securities that would dilute our stockholders;
- use cash that we may need in the future to operate our business; and
- incur debt that could have terms unfavorable to us or that we might be unable to repay.

Business acquisitions also involve the risk of unknown liabilities associated with the acquired business. In addition, we may not realize the anticipated benefits of any acquisition, including securing the services of key employees. Incurring unknown liabilities or the failure to realize the anticipated benefits of an acquisition could seriously harm our business.

We may find it difficult to integrate recent and potential future business combinations, which could disrupt our business, dilute stockholder value, and adversely affect our operating results.

During the course of our history, we have completed several acquisitions of other businesses, and a key element of our strategy is to continue to acquire other businesses in the future. In particular, we completed the LEADS.com and EBOZ acquisitions in April 2005. Integrating these recently acquired businesses and any businesses we may acquire in the future could add significant complexity to our business and additional burdens to the substantial tasks already performed by our management team. In the future, we may not be able to identify suitable acquisition candidates, and if we do, we may not be able to complete these acquisitions on acceptable terms or at all. In connection with our recent and possible future acquisitions, we may need to integrate operations that have different and unfamiliar corporate cultures. Likewise, we may need to integrate disparate technologies and Web service and product offerings, as well as multiple direct and indirect sales channels. The key personnel of the acquired company may decide not to continue to work for us. These integration efforts may not succeed or may distract our management's attention from existing business operations. Our failure to successfully manage and integrate LEADS.com, EBOZ, or any future acquisitions could seriously harm our business.

We have only recently become profitable and may not maintain our level of profitability.

Although we generated net income for the years ended December 31, 2004 and 2005, we have not historically been profitable, were not profitable in any other period since our inception, and may not be profitable in future periods. As of December 31, 2005, we had an accumulated deficit of approximately $68.0 million. We expect that our expenses relating to the sale and marketing of our Web services, to technology improvements and to general and administrative functions, as well as the costs of operating and maintaining our technology infrastructure, will increase in the future. Accordingly, we will need to increase our revenue to be able to maintain our profitability. We may not be able to reduce in a timely manner or maintain our expenses in response to any decrease in our revenue, and our failure to do so would adversely affect our operating results and our level of profitability.

Our operating results are difficult to predict and fluctuations in our performance may result in volatility in the market price of our common stock.

Due to our limited operating history, our evolving business model, and the unpredictability of our emerging industry, our operating results are difficult to predict. We expect to experience fluctuations in our operating and financial results due to a number of factors, such as:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' requirements;

- the renewal rates for our services;
- changes in our pricing policies;
- the introduction of new services and products by us or our competitors;
- the rate of expansion and effectiveness of our sales force;
- technical difficulties or interruptions in our services;
- general economic conditions;
- additional investment in our services or operations;
- bulk licenses of our software; and
- our success in maintaining and adding strategic marketing relationships.

These factors and others all tend to make the timing and amount of our revenue unpredictable and may lead to greater period-to-period fluctuations in revenue than we have experienced historically.

As a result of these factors, we believe that our quarterly revenue and results of operations are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our business depends in part on our ability to continue to provide value-added Web services and products, many of which we provide through agreements with third parties, and our business will be harmed if we are unable to provide these Web services and products in a cost-effective manner.

A key element of our strategy is to combine a variety of functionalities in our Web service offerings to provide our customers with comprehensive solutions to their Internet presence needs, such as Internet search optimization, local yellow pages listings, and e-commerce capability. We provide many of these services through arrangements with third parties, and our continued ability to obtain and provide these services at a low cost is central to the success of our business. For example, we currently have agreements with several service providers that enable us to provide, at a low cost, Internet yellow pages advertising. However, these agreements may be terminated on short notice, typically 60 to 90 days, and without penalty. If any of these third parties were to terminate their relationships with us, or to modify the economic terms of these arrangements, we could lose our ability to provide these services at a cost-effective price to our customers, which could cause our revenue to decline or our costs to increase.

Our systems, and those of our co-location provider, are vulnerable to natural disasters and other unexpected problems that could lead to interruptions, delays, loss of data, or the inability to accept and fulfill customer subscriptions.

Our network operating center, containing substantially all of our communications hardware, nearly all of our non-sales staff, and much of our other computer hardware operations is located in Jacksonville, Florida. Likewise, the facilities of our third-party co-location provider are located in Jacksonville, Florida. Additionally, one of our sales centers, from which the majority of our sales are made, is located in Spokane, Washington. Hurricanes, fire, floods, earthquakes, power loss, telecommunications failures, break-ins, computer sabotage, and similar events could damage or destroy these systems and facilities and temporarily stop a majority of our business activities in fulfilling customer orders and in securing new customers. Our business could be seriously harmed, our revenues could decline and we could be required to make significant expenditures if our systems were damaged or destroyed, or if our customer fulfillment were delayed or stopped, by any of these occurrences.

We rely heavily on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer service, or increased expenditures.

The software and workflow processes that underlie our ability to deliver our Web services and products have been developed primarily by our own employees. The reliability and continuous availability of these internal systems are critical to our business, and any interruptions that result in our inability to timely deliver our Web services or products, or that materially impact the efficiency or cost with which we provide these Web services and products, would harm our reputation, profitability, and ability to conduct business. In addition, many of the software systems we currently use will need to be enhanced over time or replaced with equivalent commercial products, either of which could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures, and tools to operate our infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue.

We face intense and growing competition. If we are unable to compete successfully, our business will be seriously harmed.

The market for our Web services and products is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services they offer. We encounter competition from a wide variety of company types, including:

- Website design and development service and software companies;
- Internet service providers and application service providers;
- Internet search engine providers;
- Local business directory providers; and
- Website domain name providers and hosting companies.

In addition, due to relatively low barriers to entry in our industry, we expect the intensity of competition to increase in the future from other established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formations of alliances among industry participants.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than we do, greater brand recognition and, we believe, a larger installed base of customers. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their services and products than we can. If we fail to compete successfully against current or future competitors, our revenue could increase less than anticipated or decline, and our business could be harmed.

Our failure to build brand awareness quickly could compromise our ability to compete and to grow our business.

As a result of the anticipated increase in competition in our market, and the likelihood that some of this competition will come from companies with established brands, we believe brand name recognition and reputation will become increasingly important. Our strategy of relying significantly on third-party strategic marketing relationships to find new customers may impede our ability to build brand awareness, as our customers may wrongly believe our Web services and products are those of the parties with which we have strategic marketing relationships. If we do not continue to build brand awareness quickly, we could be placed at a competitive disadvantage to companies whose brands are more recognizable than ours.

If our security measures are breached, our services may be perceived as not being secure, and our business and reputation could suffer.

Our Web services involve the storage and transmission of our customers' proprietary information. Although we employ data encryption processes, an intrusion detection system, and other internal control procedures to assure the security of our customers' data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of third-party action, employee error or otherwise, and as a result our customers' data becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

Accounting for acquisitions under generally accepted accounting principles could adversely affect our reported financial results.

Under generally accepted accounting principles in the United States, we could be required to record charges for in-process research and development or other charges in connection with future acquisitions, which would reduce any future reported earnings or increase any future reported loss. Acquisitions could also require us to record substantial amounts of goodwill and other intangible assets. For example, in connection with our recent acquisitions of LEADS.com and EBOZ, we have recorded $10.7 million of goodwill. Any future impairment of this goodwill, and the ongoing amortization of other intangible assets, could adversely affect our reported financial results.

If we cannot adapt to technological advances, our Web services and products may become obsolete and our ability to compete would be impaired.

Changes in our industry occur very rapidly, including changes in the way the Internet operates or is used by small and medium-sized businesses and their customers. As a result, our Web services and products could become obsolete quickly. The introduction of competing products employing new technologies and the evolution of new industry standards could render our existing products or services obsolete and unmarketable. To be successful, our Web services and products must keep pace with technological developments and evolving industry standards, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. If we are unable to develop new Web services or products, or enhancements to our Web services or products, on a timely and cost-effective basis, or if new Web services or products or enhancements do not achieve market acceptance, our business would be seriously harmed.

Providing Web services and products to small and medium-sized businesses designed to allow them to Internet-enable their businesses is a new and emerging market; if this market fails to develop, we will not be able to grow our business.

Our success depends on a significant number of small and medium-sized business outsourcing Website design, hosting, and management as well as adopting other online business solutions. The market for our Web services and products is relatively new and untested. Custom Website development has been the predominant method of Internet enablement, and small and medium-sized businesses may be slow to adopt our template-based Web services and products. Further, if small or medium-sized businesses determine that having an Internet presence is not giving their businesses an advantage, they would be less likely to purchase our Web services and products. If the market for our Web services and products fails to grow or grows more slowly than we currently anticipate, or if our Web services and products fail to achieve widespread customer acceptance, our business would be seriously harmed.

We are dependent on our executive officers, and the loss of any key member of this team may compromise our ability to successfully manage our business and pursue our growth strategy.

Our future performance depends largely on the continuing service of our executive officers and senior management team, especially those of David Brown, our chief executive officer. Our executives are not contractually obligated to remain employed by us. Accordingly, any of our key employees could terminate their employment with us at any time without penalty and may go to work for one or more of our competitors after the expiration of their non-compete period. The loss of one or more of our executive officers could make it more difficult for us to pursue our business goals and could seriously harm our business.

Our growth could strain our resources and our business may suffer if we fail to implement appropriate controls and procedures to manage our growth.

We are currently experiencing a period of rapid growth in employees and operations, with our employee base increasing from 305 full-time employees as of December 31, 2004, to 405 full-time employees as of December 31, 2005. This growth has placed, and will continue to place, a strain on our management, administrative, and sales and marketing infrastructure. If we fail to successfully manage our growth, our business could be disrupted, and our ability to operate our business profitably could suffer. We anticipate that further growth in our employee base will be required to expand our customer base and to continue to develop and enhance our Web service and product offerings. To manage the growth of our operations and personnel, we will need to enhance our operational, financial, and management controls and our reporting systems and procedures. This will require additional personnel and capital investments, which will increase our cost base. The growth in our fixed cost base may make it more difficult for us to reduce expenses in the short term to offset any shortfalls in revenue.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology, Web services, and products. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market services and products similar to those offered by us, which could decrease demand for our Web services and products. We may be unable to prevent third parties from using our proprietary assets without our authorization. We do not currently rely on patents we own to protect our core intellectual property, and we have not applied for patents in any jurisdictions inside or outside of the United States. To protect, control access to, and limit distribution of our intellectual property, we generally enter into confidentiality and proprietary inventions agreements with our employees, and confidentiality or license agreements with consultants, third-party developers, and customers. We also rely on copyright, trademark, and trade secret protection. However, these measures afford only limited protection and may be inadequate. Enforcing our rights to our technology could be costly, time-consuming and distracting. Additionally, others may develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect our proprietary assets will harm our business and reduce our ability to compete.

Our growth will be adversely affected if we cannot continue to successfully retain, hire, train, and manage our key employees, particularly in the telesales and customer service areas.

Our ability to successfully pursue our growth strategy will depend on our ability to attract, retain, and motivate key employees across our business. We have many key employees throughout our organization who do not have non-competition agreements and may leave to work for a competitor at any time. In particular, we are substantially dependent on our telesales and customer service employees to obtain and service new customers. Competition for such personnel and others can be intense, and there can be no assurance that we will be able to attract, integrate, or retain additional highly qualified personnel in the future. In addition, our ability to achieve significant growth in revenue will depend, in large part, on our success in effectively training sufficient personnel in these two areas. New hires require significant training and in some cases may take up to three months before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we have our facilities. If we are not successful in retaining our existing employees, or hiring, training and integrating new employees, or if our current or future employees perform poorly, growth in the sales of our services and products may not materialize and our business will suffer.

If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, which could cause our stock price to fall or result in our stock being delisted.

Effective internal controls are necessary for us to provide reliable and accurate financial reports. We will need to devote significant resources and time to comply with the new requirements of Sarbanes-Oxley with respect to internal control over financial reporting. In addition, Section 404 under Sarbanes-Oxley requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our ability to comply with the annual internal control report requirement for our fiscal year ending on December 31, 2006, which is the first time these new requirements will apply to us, will depend on the effectiveness of our financial reporting and data systems and controls across our company and our operating subsidiaries. We expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results or cause us to fail to meet our financial reporting obligations, which could adversely affect our business and jeopardize our listing on the NASDAQ National Market, either of which would harm our stock price.

We cannot assure you what the market price of our common stock will be or that a public market for our common stock will be sustained.

Our common stock has only recently become publicly traded, and we cannot assure you that a public market for our common stock will be sustained. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market.

Our stock price may be volatile, and you may lose some or all of your investment.

The trading price of our common stock has fluctuated and may in the future be subject to wide fluctuations. Factors affecting the trading price of our common stock may include, among other things:

- variations in our operating results;
- announcements of technological innovations, new services or service enhancements or significant agreements by us or by our competitors;
- recruitment or departure of key personnel;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;
- sales of our common stock, including sales by officers, directors and funds affiliated with them; and
- market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, our common stock is listed on the NASDAQ National Market. There are continuing eligibility requirements for companies listed on the NASDAQ National Market. If we are not able to continue to satisfy the eligibility requirements of the NASDAQ National Market, then our stock may be delisted. This could result in a lower price of our common stock and may limit the ability of our stockholders to sell our stock, any of which could result in your losing some or all of your investment.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services and products or enhance our existing Web services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

There may be an adverse effect on the market price of our stock as a result of shares being available for sale in the future.

As of December 31, 2005, we had approximately 16,509,602 shares of common stock outstanding. Of these shares, 6,805,924 shares are freely tradable, 6,712,499 shares will be eligible for sale following the expiration of lock-up agreements on or about May 1, 2006, and 2,991,179 shares will become available for sale in the public market on subsequent dates. Friedman, Billings, Ramsey & Co., Inc., on behalf of the underwriters, may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. Moreover, the holders of 6,670,406 shares of common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file ourselves or for other stockholders. We also have registered up to 6,347,667 shares of our common stock that are subject to outstanding stock options or reserved for issuance under our equity incentive plans, and these shares can be freely sold in the public market upon issuance if not otherwise subject to lock up or other restrictions. If any of these stockholders cause a large number of securities to be sold in the public market, or the market perceives that these holders intend to sell a large number of securities, the sales or perceived sales could result in a substantial reduction in the trading price of our common stock or impede our ability to raise future capital.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of December 31, 2005, our executive officers, directors, and principal stockholders, in the aggregate, beneficially own approximately 49% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. This concentration of control could be disadvantageous to other stockholders whose interests are different from those of our officers, directors, and principal stockholders.

Provisions in our amended and restated certificate of incorporation and bylaws or under Delaware law might discourage, delay, or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay, or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- provide that directors may only be removed for cause and only with the approval of 66 ⅔% of our stockholders;
- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay, or prevent a change of control of our company.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our headquarters and principal administrative, finance, and marketing operations are located in approximately 41,149 square feet of leased office space in Jacksonville, Florida under a lease that expires in March 2008. We also have 15,931 square feet of leased office space for our national sales center in Spokane, Washington under a lease that expires in June 2007, 1,820 square feet of leased office space in Los Angeles, California under a lease that expires in February 2008, 24,081 square feet of leased office space in Manassas, Virginia under a lease that expires in September 2014 and 10,934 square feet of leased office space in Norton, Virginia under a lease that expires in October 2007.

Item 3. Legal Proceedings.

We are not currently involved in any legal proceedings. From time to time we may be involved in litigation relating to claims arising out of our operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the quarter ended December 31, 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock commenced trading on the Nasdaq National Market on November 1, 2005 under the symbol "WSPI." The following table sets forth the high and low sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low
2005		
Fourth Quarter (ended December 31, 2005)	$10.50	$8.11

The closing price for our common stock as reported by the Nasdaq National Market on February 24, 2006 was $11.25 per share. As of February 24, 2006, there were approximately 95 stockholders of record of our common stock, not including those shares held in street or nominee name.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. None of our outstanding capital stock is entitled to any dividends.

On November 1, 2005, our registration statement on Form S-1 (Registration No. 333-124349), registering 4,800,000 shares of our common stock, $0.001 par value, for sale by us and 2,000,000 shares of our common stock, $0.001 par value, for sale by selling stockholders, was declared effective by the Securities and Exchange Commission and we commenced our initial public offering on that date. Friedman, Billings, Ramsey & Co., Piper Jaffray & Co and RBC Capital Markets Corporation acted as the managing underwriters for the offering. On November 7, 2005, we completed the offering at $10.00 per share. The aggregate purchase price, before expenses, to us was $44.6 million and we incurred $3.0 million in expenses, resulting in net proceeds from the offering of $41.6 million. None of the proceeds have been used and are reported at December 31, 2005 as cash and cash equivalents. Neither our directors, officers and affiliates nor persons owning 10% or more of any class of our securities received direct or indirect payments in connection with our payment of the offering-related expenses.

We expect to use the net proceeds for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire businesses, services, products, or technologies complementary to our current business, although we have no specific acquisitions planned. We can not specify with certainty all of the particular uses for the net proceeds from our initial public offering. The amounts we actually expend for these purposes many vary significantly and will depend on a number of factors including the growth of our revenue, the type of efforts we make to refine our core technology and enhance our services and competitive developments. Accordingly, our management will retain broad discretion in the allocation of the net proceeds. Pending their use the net proceeds will be invested in short-term, interest bearing, investment-grade securities.

Recent Sales of Unregistered Securities

During the year ended December 31, 2005, we sold and issued the following securities which were not registered under the Securities Act of 1933:

(1) From January 1, 2005 through December 31, 2005, we granted options to purchase an aggregate of 1,216,171 shares of our common stock, at a weighted-average exercise price of $9.33 per share, to our employees pursuant

to our 1999 Equity Incentive Plan, 2005 Equity Incentive Plan and 2005 Non-employee Directors' Stock Option Plan. During this period, options to purchase an aggregate of 60,764 shares of our common stock were cancelled without being exercised. Also during this period, options to purchase an aggregate of 67,199 shares of our common stock, with a weighted-average exercise price of $0.73, were exercised.

(2) In February 2005, we sold an aggregate of 420,137 shares of our Series B Convertible Redeemable Preferred Stock, or Series B, to three purchasers at $7.1405 per share, for an aggregate purchase price of $2,999,999. Each share of Series B converted into one share of common stock upon the completion of our initial public offering on November 7, 2005.

(3) In April 2005, we issued 185,524 shares of our common stock to E.B.O.Z., Inc. as consideration for certain assets we acquired pursuant to an asset purchase agreement. For accounting purposes, we valued the consideration received for these shares at $1.1 million.

(4) In April 2005, we issued 2,320,518 shares of our common stock to the stockholders of LEADS.com, Inc., all of whom were accredited investors, pursuant to a plan of merger and reorganization. Additionally, in connection with this transaction we assumed options to purchase 73,241 shares of the our common stock, of which options covering an aggregate of 10,463 shares were canceled without being exercised. For accounting purposes, we valued the consideration received for these shares at $12.9 million.

(5) In August 2005, we issued 20,000 shares of our common stock to E.B.O.Z., Inc. as consideration for an amendment to the asset purchase agreement referenced above, thereby eliminating a future obligation to issue additional shares E.B.O.Z, Inc. For accounting purposes, we valued the consideration received for these shares at $178,000.

The sale and issuance of securities described in paragraph (1) above was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated thereunder, as these securities were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contract relating to compensation.

The sales and issuances of securities described in paragraphs (2) through (4) above were deemed exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 506 of Regulation D promulgated thereunder, as these sales and issuances did not involve any public offerings. All purchasers of these securities represented that they were accredited investors as defined under the Securities Act of 1933, as amended.

The sale and issuance of securities described in paragraph (5) above was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof, as the transaction did not involve a public offering. The purchaser of these securities represented that it was an accredited investor as defined under the Securities Act of 1933, as amended.

Item 6. Selected Financial Data.

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues	$ 3,890	$ 13,651	$ 16,947	$ 23,402	$ 37,770
Income (loss) from operations	(21,594)	(6,188)	(1,373)	656	425
Net income (loss)	(21,319)	(6,358)	(1,532)	924	827
Net loss attributable to common stockholders	(21,319)	(6,358)	(1,578)	(370)	(329)
Basic and diluted net loss attributable per common share	$(131.27)	$ (1.22)	$ (0.27)	$ (0.12)	$ (0.05)
Basic and diluted weighted average common shares outstanding	162	5,222	5,758	3,002	6,222

	As of December 31,				
	2001	2002	2003	2004	2005
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term marketable securities	$ 4,337	$ 467	$ 6,282	$ 6,621	$ 55,746
Working capital	4,428	(4,151)	2,914	4,926	51,535
Total assets	5,676	6,289	11,869	13,370	76,370
Long-term note payable	584	447	0	0	241
Convertible redeemable preferred stock	64,066	—	9,233	17,454	—
Accumulated deficit	(60,538)	(66,896)	(68,485)	(69,030)	(67,759)
Total stockholders' equity (deficit)	(60,188)	(956)	(3,153)	(9,191)	68,355

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Safe Harbor

The following discussion and analysis contains forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "guidance," "potential," "continue" or the negative of such terms or other similar expressions, identify forward-looking statements. Our actual results and the timing of events may differ significantly from those discussed in the forward-looking statements as a result of various factors, including but not limited to, those discussed in Item 1A of this Form 10-K under the caption "Risk Factors" and those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission. Website Pros, Inc. undertakes no obligation to update any forward-looking statement to reflect events after the date of this report.

Overview

We believe we are a leading provider, based on our number of subscribers, of Web services and products that enable small and medium-sized businesses to establish, maintain, promote, and optimize their Internet presence. Our primary service offering is a comprehensive package that includes Website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission, and lead generation. In addition to our primary service offering, we provide a variety of premium services to customers who desire more advanced capabilities, such as e-commerce solutions and more sophisticated Internet marketing services.

Since our incorporation in 1999, we have developed proprietary Internet publishing and management software, automated workflow processes, and specialized workforce development and management techniques that facilitate production efficiencies that we believe enable us to offer sophisticated Web services at affordable rates. Our revenue has increased from $23.4 million in the year ended December 31, 2004 to $37.8 million in the year ended December 31, 2005.

We sell our Web services and products primarily to customers identified through strategic relationships with established brand name companies that have a large number of small and medium-sized business customers, including Discover Financial Services, Inc., or Discover, Network Solutions, and IBM. As an application service provider, we offer our customers a full range of Web services and products on a subscription basis. As of December 31, 2005, we had over 51,000 subscribers to our eWorks! XL and premium subscription-based services, an increase from approximately 41,000 subscribers to these services at December 31, 2004.

Key Business Metrics

Management periodically reviews certain key business metrics to evaluate the effectiveness of our operational strategies, allocate resources and maximize the financial performance of our business. These key business metrics include:

Net Subscriber Additions

We grow our subscriber base through a combination of adding new subscribers and retaining existing subscribers. We define net subscriber additions in a particular period as the gross number of new subscribers added during the period, less subscriber cancellations during the period. For this purpose, we only count as new subscribers those customers whose subscriptions have extended beyond the free trial period. Additionally, we do not treat a subscription as cancelled, even if the customer is not current in its payments, until either we have attempted to contact the subscriber twenty times or 60 days have passed since the most recent failed billing attempt, whichever is sooner. In any event, a subscriber's account is cancelled if payment is not received within approximately 80 days.

We review this metric to evaluate whether we are performing to our business plan. An increase in net subscriber additions could signal an increase in subscription revenue, higher customer retention, and an increase in the effectiveness of our sales efforts. Alternatively, a decrease in net subscriber additions could signal decreased subscription revenue, lower customer retention, and a decrease in the effectiveness of our sales efforts. Net subscriber additions above or below our business plan could have a long-term impact on our operating results due to the subscription nature of our business.

Monthly Turnover

Monthly turnover is a metric we measure each quarter, and which we define as customer cancellations in the quarter divided by the sum of the number of subscribers at the beginning of the quarter and the gross number of new subscribers added during the period, divided by three months. Customer cancellations in the quarter include cancellations from gross subscriber additions, which is why we include gross subscriber additions in the denominator. In measuring monthly turnover, we use the same conventions with respect to free trials and subscribers who are not current in their payments as described above for net subscriber additions. Monthly turnover is the key metric that allows management to evaluate whether we are retaining our existing subscribers in accordance with our business plans. An increase in monthly turnover may signal deterioration in the quality of our service, or it may signal a behavioral change in our subscriber base. Lower monthly turnover signals higher customer retention.

Change in Accounting Principle

Prior to April 1, 2005, we accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations.

Effective April 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation,"* or SFAS No. 123, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123,"* or SFAS No. 148, which requires that we value stock options issued based upon an option pricing model and recognize this value as an expense over the period in which the options vest. The adoption of this standard was applied using the retroactive restatement method as defined in SFAS No. 148. Accordingly, all prior periods presented have been retroactively restated to reflect compensation cost under the fair value based accounting method in SFAS No. 123 for all options granted, modified or settled in fiscal years beginning after December 15, 1994. The table below sets forth the effect of the retroactive restatement of prior periods:

	2003	2004
	(in thousands, except per share amounts)	
Income (loss) before extraordinary item:		
Restated for adoption of SFAS No. 123	$(1,532)	$ 715
Previously reported	$(1,487)	$ 121
Net income (loss):		
Restated for adoption of SFAS No. 123	$(1,532)	$ 924
Previously reported	$(1,487)	$ 330
Net loss attributable to common shareholders:		
Restated for adoption of SFAS No. 123	$(1,578)	$ (370)
Previously reported	$(1,533)	$ (964)
Basic and diluted net loss attributable per common share:		
Restated for adoption of SFAS No. 123	$ (0.27)	$(0.12)
Previously reported	$ (0.27)	$(0.32)

Sources of Revenue

We derive our revenue from sales of subscriptions, licenses, and services to our customers. Our revenue generally depends on the sale of a large number of subscriptions to small and medium-sized businesses. Most of these sales are generated by leads provided by a relatively small number of companies with which we have strategic marketing relationships. Customers acquired through our strategic marketing relationship with Discover accounted for 65% and 57% of our revenue in the years ended December 31, 2004 and December 31, 2005, respectively.

Subscription Revenue

We currently derive a substantial majority of our revenue from fees associated with our subscription services, which are generally sold through our eWorks! XL or Visibility Online offerings. A majority of our subscription contracts include the design of a five-page Website, its hosting, and several additional Web services. In the case of eWorks! XL, upon the completion and initial hosting of the Website, our subscription services are offered free of charge for a 30-day trial period during which the customer can cancel at any time. After the 30-day trial period has ended, the revenue is recognized on a daily basis over the life of the contract. No 30-day free trial period is offered to customers for our Visibility Online services, and revenue is recognized on a daily basis over the life of the contract.

The typical subscription is a monthly contract, although terms range up to 12 months. We bill a majority of our customers on a monthly basis through their credit cards, bank accounts, or business merchant accounts. For the year ended December 31, 2005 subscription revenue accounted for more than 86% of our total revenue as compared to 83% for the year ended December 31, 2004. Subscription revenue is driven primarily by the number of paying subscribers to our Web services and the subscription price that we charge for these services. The number of paying subscribers is affected both by the number of new customers we acquire in a given period and by the number of existing customers we retain during that period. Subscription revenue increased as a percentage of total revenue during the years ended December 31, 2004 and 2005, as our principal business focus has been, and continues to be, on growing our subscription customer base. We expect other sources of revenue to continue to decline as a percentage of total revenue over time.

License Revenue

We generate license revenue from the sale of perpetual licenses to use our software products. Our software products enable customers to build Websites either for themselves or for others. License revenue consists of all fees earned from granting customers licenses to use our software products. Software may be delivered indirectly by a channel distributor, through download from our Website, or directly to end users by us. We recognize license revenue from packaged products upon shipment to end users. We consider delivery of licenses under electronic licensing agreements to have occurred when the related products are shipped and the end user has been electronically provided with the licenses and software activation keys that allow the end user to take immediate possession of the software. In periods during which we release new versions of our software, our license revenue is likely to be higher than in periods during which no new releases occur.

Professional Services Revenue

We also receive professional services revenue from custom Website design. Our custom Website design work is typically billed on a fixed price basis.

Cost of Revenue

Cost of Subscription Revenue

Cost of subscription revenue primarily consists of expenses related to marketing fees we pay to companies with which we have a strategic marketing relationship as well as compensation expenses related to our Web page development staff, directory listing fees, customer support costs, domain name and search engine registration fees, allocated overhead costs, billing costs, and hosting expenses. We allocate overhead costs such as rent and utilities to all departments based on headcount. Accordingly, general overhead expenses are reflected in each cost of revenue and operating expense category. As our customer base and Web services usage grows, we intend to continue to invest additional resources in our Website development and support staff.

Cost of License Revenue

Cost of license revenue consists of costs attributable to the manufacture and distribution of the software, compensation expenses related to our quality assurance staff, as well as allocated overhead costs.

Cost of Professional Services Revenue

Cost of professional services revenue primarily consists of compensation expenses related to our Web page development staff and allocated overhead costs. We plan to add additional resources in this area to support the expected growth in our professional services and custom design functions.

Operating Expenses

Sales and Marketing Expense

Sales and marketing expenses are our largest indirect cost and consist primarily of salaries and related expenses for our sales and marketing staff. Sales and marketing expenses also include commissions, marketing programs, including advertising, events, corporate communications, other brand building and product marketing expenses, and allocated overhead costs.

We plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel in order to add new subscription customers as well as increase sales of additional and new services and products to our existing customer base. Our investment in this area will also help us to expand our strategic marketing relationships, to build brand awareness, and to sponsor additional marketing events. We expect that, in the future, sales and marketing expenses will increase in absolute dollars and continue to be our largest indirect cost.

Research and Development Expense

Research and development expenses consist primarily of salaries and related expenses for our research and development staff, outsourced software development expenses, and allocated overhead costs. We have historically focused our research and development efforts on increasing the functionality of the technologies that enable our Web services and products. Our technology architecture enables us to provide all of our customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions of our software, which enables us to have lower research and development expenses as a percentage of total revenue. We expect that, in the future, research and development expenses will increase as we upgrade and extend our service offerings and develop new technologies.

General and Administrative Expense

General and administrative expenses consist of salaries and related expenses for executive, finance, administration, and management information systems personnel, as well as professional fees, other corporate expenses, and allocated overhead costs. We expect that general and administrative expenses will increase as we continue to add personnel to support the growth of our business. We anticipate that we will also incur additional employee salaries and related expenses, professional service fees, and insurance costs necessary as a public company due to our recent public offering.

Depreciation and Amortization Expense

Depreciation and amortization relate primarily to our computer equipment and software and other intangible assets recorded in purchase accounting for acquisitions we have completed.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included in this report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 and other related generally accepted accounting principles.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable.

Thus, we recognize subscription revenue on a daily basis, as services are provided. Customers are billed for the subscription on a monthly, quarterly, semi-annual, or annual basis, at the customer's option. For all of our customers, regardless of their billing method, subscription revenue is recorded as deferred revenue in the accompanying consolidated balance sheets. As services are performed, we recognize subscription revenue on a daily basis over the applicable service period. When we provide a free trial period, we do not begin to recognize subscription revenue until the trial period has ended and the customer has been billed for the services.

License revenue is derived from sales of software licenses directly to end-users as well as through value-added resellers and distributors. Software may be delivered indirectly by a distributor, through download from our Website, or directly to end-users by our company. We recognize revenue generated by the distribution of software licenses directly by us in the form of a boxed software product or a digital download upon sale and delivery to the end-user. End-users who purchase a software license online pay for the license at the time of order. We do not offer extended payment terms or make concessions for software license sales. We recognize revenue generated from distribution agreements where the distributor has a right of return as the distributor sells and delivers software license product to the end-user. We recognize revenue from distribution agreements where no right of return exists when a licensed software product is shipped to the distributor. In arrangements where distributors pay us upon shipment of software product to end-customers, we recognize revenue upon payment by the distributor. We are not obligated to provide technical support in connection with software licenses and do not provide technical support services to our software license customers. Our revenue recognition policies are in compliance with Statement of Position 97-2 (as amended by SOP 98-4 and SOP 98-9), "*Software Revenue Recognition*."

Professional services revenue is generated from custom Website designs. Our professional services revenue from contracts for custom Website design is recorded using a proportional performance model based on labor hours incurred. The extent of progress toward completion is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our professional services.

We account for our multi-element arrangements, such as in the instances where we design a custom Website and separately offer other services such as hosting and marketing, in accordance with Emerging Issues Task Force 00-21, *"Revenue Arrangements with Multiple Deliverables."* We identify each element in an arrangement and assign the relative fair value to each element. The additional services provided with a custom Website are recognized separately over the period for which services are performed.

Allowance for Doubtful Accounts

In accordance with our revenue recognition policy, our accounts receivable are based on customers whose payment is reasonably assured. We monitor collections from our customers and maintain an allowance for estimated credit losses based on historical experience and specific customer collection issues. While credit losses have historically been within our expectations and the provisions established in our financial statements, we couldn't guarantee that we will continue to experience the same credit loss rates that we have in the past. Because we have a large number of customers, we do not believe a change in liquidity of any one customer or our inability to collect from any one customer would have a material adverse impact on our consolidated financial position.

We also monitor failed direct debit billing transactions and customer refunds and maintain an allowance for estimated losses based upon historical experience. These provisions to our allowance are recorded as an adjustment to revenue. While losses from these items have historically been minimal, we cannot guarantee that we will continue to experience the same loss rates that we have in the past.

Accounting for Stock-Based Compensation

We record compensation expenses for our employee and director stock-based compensation plans based upon the fair value of the award in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123, *"Accounting for Stock-Based Compensation,"* as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to SFAS No. 123."* Stock-based compensation is amortized over the related vesting periods.

Valuation at the Time of Grant. We granted to our employees options to purchase common stock at exercise prices equal to the values of the underlying stock at the time of each grant, as determined by our board of directors. Our board determined these values principally based upon valuations performed by management as well as arms-length transactions involving our common and preferred stock. We did not obtain contemporaneous valuations by an unrelated valuation specialist, because prior to December 2003, our efforts were focused on product and business development and the financial and managerial resources for doing so were limited. During and subsequent to December 2003, we completed several arms-length preferred stock and common stock transactions and believed that they represented the best indication of the fair value of our stock.

Reassessment of Fair Value. As described above, at the time we granted stock options, we believed that the per share exercise price of the shares of common stock subject to options represented the fair value of that stock as of the grant date. However, in connection with the preparation of the financial statements for our initial public offering and solely for the purposes of accounting for employee stock-based compensation, we reconsidered the fair value of the equity awards. We noted that the fair value of the shares subject to the equity awards granted during this period, as determined by our board of directors, was less than the potential valuations implied by comparable company multiples that our underwriters were identifying for us in connection with our preparations for the offering. We believed we should not ignore the discrepancies in valuation in determining the fair value of the equity awards. As a result, we applied hindsight to reassess the fair value of our common stock for all equity awards granted in 2003 and 2004.

In reassessing the fair value of the shares of common stock underlying the equity awards granted in 2004 and 2005, our board of directors considered a combination of valuation methodologies, including income, market, and transaction approaches, that it believed was consistent with the practices recommended by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the practice aid.

We used a transaction-based method to reassess the fair value of the common stock underlying the equity awards granted from November 2003 to May 2004, as our board reviewed the guidance set forth in the practice aid and determined that the recently completed arms-length cash transactions with unrelated parties for the issuances and repurchases of our equity securities represented observable prices that serve the same purpose as a quoted market price. Additionally, we employed each of the market and income approaches as set forth in the practice aid for grants made on August 20, 2004, December 1, 2004, April 6, 2005, June 15, 2005 and August 9, 2005, which were the dates on which we made the most significant option grants in the respective quarters. Based upon an analysis of the assumptions required to be made in, and the results of, each of these methods, we concluded that the transaction-based method resulted in the best estimate of fair market value for grants made in November 2003 and in the period from March 2004 through May 2004. We concluded that the market value approach did not yield the best estimate of fair value, as there were no exact market comparables. As there were no recently completed arms-length transactions with unrelated parties involving the same underlying security, we concluded that the income approach yielded the best estimate of fair value during the period from June 2004 through August 2005.

In applying this reassessment methodology to value the shares of common stock underlying the awards granted since November 2003, our board grouped the awards into six categories based on chronology: awards granted in November 2003; awards granted in March 2004 through May 2004; awards granted in June 2004 through August 2004; awards granted in September 2004 through December 2004; awards granted in January 2005 through May 2005; and awards granted in June 2005 through August 2005.

Equity awards granted in November 2003. For equity awards granted in November 2003, our board noted that we had completed a significant arms-length repurchase of common stock in December 2003 at a price of $1.45 per share for 461,156 shares, representing the entire holdings of an existing shareholder. Our board determined the fair value of the securities underlying the awards granted in this period to be $1.45 per share.

Equity awards granted in March 2004 through May 2004. For equity awards granted in March 2004 through May 2004, our board noted that we had completed significant arms-length repurchases of common stock at observable prices. During January 2004, we repurchased an aggregate of 201,207 shares at a price of $1.90 per share. In February and March 2004, we repurchased 2,464,229 shares from 30 stockholders at $2.16 per share. Based upon these transactions, our board determined the fair value of the securities underlying the awards granted in this period to be $2.16 per share.

Equity awards granted in June 2004 through August 2004. For equity awards granted in June through August 2004, our board determined that the income approach yielded the best estimate of fair value. We employed the discounted cash flow method as described in the practice aid based upon financial models reviewed by our board of directors and underlying a 11-year cash flow forecast. We determined the appropriate discount rate by considering our stage of development, venture capital portfolio return, and weighted average cost of capital studies outlined in the practice aid, as well as our own independent calculations of weighted-average cost of capital. We used a discount rate of 32.5%, representing the low end of the range suggested by studies in the practice aid for companies in the second stage or expansion stage of development, as we had not entered the Bridge/IPO stage described in the practice aid but had been delivering services to customers for several years. In each of our discounted cash flow analyses, we used a growth rate implicit in the terminal value of 6%.

Equity awards granted in September 2004 through December 2004. For equity awards granted in September 2004 through December 2004, using the income approach described above, we prepared similar discounted cash flow analyses using a discount rate of 25%, representing the low end of the range suggested by studies referenced in the practice aid for companies in the Bridge/IPO stage of development. As our board of directors had determined to pursue an initial public offering and was actively seeking an additional round of private financing in December 2004, we believe that this discount rate is appropriate.

Equity awards granted in January 2005 through May 2005. For equity awards granted in January 2005 through May 2005, using the income approach described above, we prepared similar discounted cash flow analyses using a discount rate of 22.5%. Based upon our continued performance and the anticipated filing of our registration statement, we determined that a further decrease in the discount rate from 25% to 22.5% was warranted.

Equity awards granted in June 2005 through August 2005. For equity awards granted between June 2005 and August 2005, using the income approach described above, we prepared similar discounted cash flow analyses using a discount rate of 21% for June 2005 and 20.5% for July and August 2005. Based upon our continued performance and advancement of our registration process, we determined that a further decrease in the discount rate from 22.5% was warranted.

The table below summarizes our options granted during the years ended December 31, 2004 and 2005:

Month	Number of Shares	Exercise Price Per Share	Fair Value Per Share
March 2004	8,700	$ 2.15	$ 2.15
April 2004	1,800	2.15	2.15
May 2004	2,400	2.15	2.15
June 2004	2,700	2.15	3.55
July 2004	1,800	3.25	3.55
August 2004	128,600	3.25	3.55
September 2004	2,700	3.25	6.00
October 2004	4,200	4.45	6.00
November 2004	6,800	4.45	6.00
December 2004	80,000	4.45	6.00
April 2005	728,799	9.00	7.10
April 2005	73,241(1)	4.50	7.10
May 2005	82,200	9.00	7.10
June 2005	47,199	9.60	8.25
July 2005	5,700	10.10	8.90
August 2005	98,400	10.65	8.90
November 2005	76,674	10.01	10.01
November 2005	160,000	10.00	10.00
December 2005	17,200	8.70	8.70
	1,529,113		

(1) Consists of options assumed by us in connection with the LEADS.com acquisition.

In November 2003, our board of directors authorized the repricing of options exercisable for an aggregate of 136,968 shares of common stock, representing all outstanding stock options with an exercise price of greater than $2.00 per share, to have an exercise price of $2.00 per share. We recognized no stock-based compensation expense related to the repricing, as the fair value of the awards did not increase as a result of the repricing.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142 "*Goodwill and Other Intangible Assets*," we periodically evaluate goodwill and indefinite lived intangible assets for potential impairment. We test for the impairment of goodwill and indefinite lived intangible assets annually, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill or indefinite lived intangible assets below its carrying amount. Other intangible assets include, among other items, customer relationships and non-compete agreements, and they are amortized using the straight-line method over the periods benefited, which is up to three years. Other intangible assets represent long-lived assets and are assessed for potential impairment whenever significant events or changes occur that might impact recovery of recorded costs. While we believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future operating results. See Note 5 to our consolidated financial statements included in this prospectus.

Accounting for Purchase Business Combinations

All of our acquisitions were accounted for as purchase transactions, and the purchase price was allocated to the assets acquired and liabilities assumed based on the fair value of the acquired company's then-current assets, purchased technology, property and equipment, and liabilities. The excess of the purchase price over the fair value of net assets acquired or net liabilities assumed, was allocated to goodwill. The fair value of amortizable intangibles, primarily consisting of purchased technology, was determined using a replacement cost analysis and an estimate of discounted future cash flows related to the technology. Actual future cash flows from purchased technology could differ from estimated future cash flows. The allocation between amortizable intangibles and goodwill affects future amortization expense in our financial statements.

In connection with the LEADS.com and EBOZ acquisitions, we recorded intangible assets of $3.5 million and goodwill of $10.7 million. These intangible assets are being amortized over periods ranging from 9 months to three years. We expect amortization expense with respect to these intangible assets will total approximately $639 thousand, $561 thousand, and $173 thousand for the years ended December 31, 2006, 2007 and 2008, respectively.

Provision for Income Taxes

We recognize deferred tax assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective tax rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. At December 31, 2005, we recorded a full valuation allowance based on our belief that available objective evidence created sufficient uncertainty regarding the realizability of our deferred tax assets. We review the adequacy of the valuation allowance on an ongoing basis and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we evaluate our tax contingencies on an ongoing basis and recognize a liability when we believe that it is probable that a liability exists and that liability is measurable.

Results of Operations

The following table presents our selected consolidated statement of operations data expressed as a percentage of our total revenue for the periods indicated:

	Year Ended December 31,		
	2003	2004	2005
Revenue:			
Subscription	78%	83%	86%
License	17	15	10
Professional services	5	2	4
Total revenue	100	100	100
Cost of revenue (excluding depreciation and amortization shown separately below):			
Subscription	40	42	40
License	6	3	3
Professional services	4	3	3
Stock-based compensation	—	0	0
Total cost of revenue	50	48	46
Gross profit	50	52	54
Operating expenses:			
Sales and marketing	33	29	25
Research and development	6	5	5
General and administrative	16	13	17
Stock-based compensation	0	0	2
Depreciation and amortization	3	2	5
Total operating expenses	58	49	54
Income (loss) from operations	(8)	3	0
Interest, net	(1)	0	1
Other income (expense)	(0)	—	—
Income (loss) before extraordinary item	(9)	3	1
Extraordinary item	—	1	—
Net income (loss)	(9)%	4%	1%

The following table sets forth, for each component of revenue, the cost of the revenue expressed as a percentage of the related revenue for each of the periods indicated:

	Year Ended December 31,		
	2003	2004	2005
Cost of subscription revenue	51%	51%	46%
Cost of license revenue	35	21	26
Cost of professional services revenue	69	110	81

Comparison of Years Ended December 31, 2004 and 2005

Total revenue increased 61% from $23.4 million in the year ended December 31, 2004 to $37.8 million in the year ended December 31, 2005.

Subscription Revenue. Subscription revenue increased 68% from $19.4 million in the year ended December 31, 2004 to $32.6 million in the year ended December 31, 2005. Approximately $3.2 million of subscription revenue growth was driven by an expansion of our subscription package to include additional Web services and related price increases to our subscription customers. Approximately $4.8 million of the increase in subscription revenue was attributable to the addition of the LEADS.com products. Approximately $551 thousand of the increase in the subscription revenue was generated from customer relationships attributable to the acquisition of the EBOZ product. Approximately $4.6 million of the increase in subscription revenue was due to an increase of approximately 24% in the total number of subscribers to our eWorks! XL and premium subscription-based services from approximately 41,000 as of December 31, 2004 to over 51,000 as of December 31, 2005. Our net subscriber additions increased 24% from 8,028 for the year ended December 31, 2004 to 9,970 for the year ended December 31, 2005. The increase in our total subscriber base and our net subscriber additions can be primarily attributed to an increase in our Spokane outbound telesales staff from 123 to 135 as of December 31, 2004 and 2005, respectively. The subscribers and net subscriber addition numbers described above exclude customers of services provided through LEADS.com and EBOZ that do not also subscribe to our eWorks! XL or other premium subscription-based services.

The average monthly turnover for the last four quarters decreased from 6.4% in the year ended December 31, 2004 to 6.0% in the year ended December 31, 2005, which also had a positive impact on our total subscriber base and our net subscriber additions. We believe that this improvement in monthly turnover was the result of better customer service and the increased effectiveness and breadth of our services. Monthly turnover excludes LEADS.com and EBOZ customer turnover.

License Revenue. License revenue increased 13% from approximately $3.4 million in the year ended December 31, 2004 to approximately $3.9 million in the year ended December 31, 2005. The year ended December 31, 2005 included a significant increase in revenue as compared to other periods associated with the release of our NetObjects Fusion version 9.0.

Professional Services Revenue. Professional services revenue increased 138% from $562 thousand in the year ended December 31, 2004 to $1.3 million in the year ended December 31, 2005. This increase was partially due to the implementation of a custom Website development program with additional third parties that generated $175 thousand and self generated leads that generated $137 thousand in additional professional services revenue in the year ended December 31, 2005. Additionally, the remaining increase was due to revenue growth of $426 thousand in the year ended December 31, 2005 from existing strategic marketing relationships.

Cost of Revenue

Cost of Subscription Revenue. Cost of subscription revenue increased 52% from $9.9 million in the year ended December 31, 2004 to $15.0 million in the year ended December 31, 2005. The increase in costs was primarily the result of the growth in the number of paying subscribers to our eWorks! XL and premium subscription-based services from the year ended December 31, 2004 compared to the year ended December 31, 2005. This subscriber growth resulted in an increase of $1.5 million in the absolute amount of marketing fees that we pay to companies with which we have strategic marketing relationships. Additionally, the growth in our subscriber base resulted in increased compensation and subcontractor expenses of $459 thousand associated with our Website development and customer support staff, an increase of $143 thousand related to call lists and online advertising and an increase of $168 thousand in billing costs. In addition, during the year ended December 31, 2005, cost of subscription revenue increased by $2.6 million related to subscription revenue generated from our LEADS.com acquisition on April 22, 2005. An additional $267 thousand of cost of subscription revenue was related to subscription revenue generated from customer relationships acquired through our EBOZ acquisition on April 19, 2005. Although our cost of subscription revenue increased from 2004 to 2005, the gross margin on subscription revenue increased from 49% during the year ended December 31, 2004 to 55% during the year ended December 31, 2005, as we continue to leverage our website development and customer support costs over a growing base of subscribers.

Cost of License Revenue. Cost of license revenue increased 41% from $719 thousand in the year ended December 31, 2004 to $1.0 million in the year ended December 31, 2005. The increase was due to an increase of $101 thousand in manufacturing costs and $120 thousand in marketing services. Gross margin decreased from 79% in the year ended December 31, 2004 to 74% in the year ended December 31, 2005 due to fewer software downloads during 2005 and sales incentives offered during the year ended December 31, 2005.

Cost of Professional Services Revenue. Cost of professional services revenue increased 75% from $620 thousand in the year ended December 31, 2004 to $1.1 million in the year ended December 31, 2005. The increase resulted from the addition of personnel to our professional services staff during 2005 to improve our capabilities and drive revenue growth in this area. Compensation related expenses and independent contractor costs increased approximately $433 thousand in the year ended December 31, 2005 from the year ended December 31, 2004. Marketing fees paid to companies with which we have strategic marketing relationships also increased approximately $14 thousand and shipping and handling increased $12 thousand during the year ended December 31, 2005 from the year ended December 31, 2004. Although our costs of professional services revenue increased from 2004 to 2005, the gross margin on professional services revenue increased from a negative 11% during the year December 31, 2004 to a positive 19% during the year ended December 31, 2005. The gross margin improvement is driven by increased revenue on a relatively fixed cost structure.

Operating Expenses

Sales and Marketing Expenses. Sales and marketing expenses increased 41% from $6.8 million, or 29% of total revenue, during the year ended December 31, 2004 to $9.6 million, or 25% of total revenue, during the year ended December 31, 2005. The increase was primarily due to an increase of $1.2 million in employee compensation and subcontractor costs, $110 thousand in recruiting and employee relations costs, and $55 thousand in insurance costs and facility rent expense. In addition, increases of $1.1 million and $78 thousand in sales and marketing expense were attributable to the addition of sales and marketing resources in connection with our acquisitions of LEADS.com and EBOZ, respectively. We increased our number of sales and marketing personnel by 31% from the year ended December 31, 2004 to the year ended December 31, 2005 so that we could focus on adding new customers, increasing penetration within our existing customer base, and improving customer retention. Additional sales and marketing personnel associated with LEADS.com and EBOZ represented approximately 60% of the personnel increase. We expect sales and marketing expenses to continue to increase as we add additional sales staff but will continue to decrease as a percentage of revenue, as we continue to leverage these expenses over a growing subscriber base.

Research and Development Expenses. Research and development expenses increased 55% from $1.1 million, or 5% of total revenue, during the year ended December 31, 2004 to $1.8 million, or 5% of total revenue, during the year ended December 31, 2005. The increase was primarily due to an increase of $181 thousand in employee compensation expense and $196 thousand in outsourced labor expense. We increased our outsourced development resources from 2004 to 2005 so that we could upgrade and extend our Web service offerings. An increase of $225 thousand was due to additional research and development resources associated with LEADS.com and EBOZ. We would expect research and development expenses to remain relatively stable as a percentage of revenue.

General and Administrative Expenses. General and administrative expenses increased 107% from $3.1 million, or 13% of total revenue, during the year ended December 31, 2004 to $6.4 million, or 17% of total revenue, during the year ended December 31, 2005. Employee compensation costs and professional and outside service costs increased $1.1 million and $453 thousand, respectively. Telephone, bad debt, public relations, franchise tax and currency exchange losses increased $91 thousand, $21 thousand, $57 thousand, $40 thousand and $107 thousand, respectively. Finally, additional resource and facility costs associated with LEADS.com and EBOZ resulted in an increase of $1.2 million during the year ended December 31, 2005. Our general and administrative headcount increased 131% from December 31, 2004 to December 31, 2005, as we added personnel to support our growth and to prepare our company to meet the additional requirements of being a public company in connection with our recent public offering. Additional general and administrative personnel associated with LEADS.com and EBOZ accounted for 82% of the personnel increase. While general and administration expenses increased as a percentage of revenue in 2005 as compared to 2004, we would not expect the trend to continue.

Depreciation and Amortization Expense. Depreciation and amortization expense increased 331% from $400 thousand, or 2% of total revenue, during the year ended December 31, 2004 to $1.7 million or 5% of total revenue, during the year ended December 31, 2005. The increase was mainly due to additional depreciation and amortization expense of $1.3 million during 2005 related to the LEADS.com and EBOZ acquisitions.

Stock-based compensation cost of sales and operating expense. Stock-based compensation expense increased 737% from $95 thousand, or 0% of total revenue, during the year ended December 31, 2004 to $795 thousand or 2% of total revenue, during the year ended December 31, 2005. The increase was primarily due to stock option grants issued in 2005 and expense of $178 thousand related to additional shares issued in connection with the Eboz asset acquisition.

Interest income. Income interest increased 513% from $69 thousand, or 0% of total revenue, during the year ended December 31, 2004 to $423 thousand or 1% of total revenue, during the year ended December 31, 2005. The increase was due to the net proceeds of our initial public offering, $41.6 million, of which was invested in money market funds as of December 31, 2005.

Comparison of Years Ended December 31, 2003 and 2004

Revenue

Total revenues increased by 38% from $16.9 million for the year ended December 31, 2003 to $23.4 million for the year ended December 31, 2004.

Subscription Revenue. Subscription revenue increased 47% from $13.2 million in 2003 to $19.4 million in 2004. Approximately $2.1 million of subscription revenue growth was driven by an expansion of our subscription package to include additional Web services and related price increases applied to a majority of our subscription customers.

Approximately $4.1 million of the increase in subscription revenue was due to an increase of approximately 29% in our total number of paying subscribers to our eWorks! XL and premium subscription-based services from approximately 31,000 as of December 31, 2003 to approximately 40,000 as of December 31, 2004. The increase in our total paying subscriber base can be attributed primarily to an increase in our outbound telesales staff from 90 to 103 as of December 31, 2003 and 2004, respectively. Our net subscriber additions decreased approximately 8% from 8,737 in the year ended December 31, 2003 to 8,028 in the year ended December 31, 2004. We believe that increased prices on our subscription services contributed to this decrease in net subscriber additions, even though the price increases enabled us to increase our total subscription revenue.

Our monthly turnover decreased from 6.8% for the three months ended December 31, 2003 to 6.0% for the three months ended December 31, 2004. We believe this improvement was the result of our decision to focus on selling shorter term contracts to our customers. This decrease in the average monthly turnover helped offset slower subscriber growth that resulted from our price increases.

License Revenue. License revenue increased 21% from $2.8 million in 2003 to $3.4 million in 2004. This increase was primarily due to a $1.3 million increase in sales through our online and distributor channels, of which approximately $1.2 million was attributable to the success of our 2004 NetObjects Fusion version 8.0 release and approximately $98 thousand was attributable to the introduction of ancillary products including NetObjects Fusion SiteStyles. The increase in license revenue was partially offset by a $615 thousand decrease in sales through our OEM channel, due primarily to a $660 thousand bulk sale in 2003 to a large hosting company in Germany that did not recur in 2004.

Professional Services Revenue. Professional services revenue decreased 36% from $884 thousand in 2003 to $562 thousand in 2004. This decrease was due to the discontinuation of a strategic relationship in 2004 and our increased emphasis on subscription services.

Cost of Revenue

Subscription Revenue. Cost of subscription revenue increased 46% from $6.8 million in 2003 to $9.9 million in 2004. The increase in costs was the result of the growth in our number of subscribers from 2003 to 2004. This subscriber growth increased the absolute amount of marketing fees by $1.4 million that we pay to companies with which we have strategic marketing relationships. Additionally, the growth in our subscriber base resulted in increased compensation expenses of $1.0 million associated with Website development and customer support. Although our cost of subscription revenue increased from 2003 to 2004, the gross margin on subscription revenue remained constant at 49% during 2003 and 2004.

License Revenue. Cost of license revenue decreased 28% from $993 thousand in 2003 to $719 thousand in 2004. The decrease in cost of license revenue was attributable to a decrease in technical support resources of $178 thousand and a decrease in third-party license royalty fees of $180 thousand. These decreases were partially offset by a $107 thousand increase in online distribution costs. The overall decrease in the cost of license revenue resulted in an increase in gross margin on license revenue from 65% in 2003 to 79% in 2004.

Professional Services Revenue. Cost of professional services revenue increased 1% from $611 thousand in 2003 to $620 thousand in 2004. Management resources were retained in this business unit during 2004 to maintain our capabilities in this area. The retention of costs coupled with the decline in professional services revenue resulted in a positive gross margin of 31% in 2003 compared to a negative gross margin on professional services revenue of 10% in 2004.

Operating Expenses

Sales and Marketing Expenses. Sales and marketing expenses increased 21% from $5.6 million, or 33% of total revenue during 2003, to $6.8 million, or 29% of total revenue, during 2004. The increase was primarily due to an increase of $1.1 million in employee-related costs. We increased our number of sales and marketing personnel by 34% from the end of 2003 to the end of 2004 so that we could focus on adding new customers, increasing penetration within our existing customer base, and improving customer retention.

Research and Development Expenses. Research and development expenses increased 15% from $1.0 million, or 6% of total revenue, during 2003 to $1.1 million, or 5% of total revenue, during 2004. The increase was primarily due to an increase of $343 thousand in consulting expenses, which resulted from two factors. First, we increased our outsourced development resources by 62% from 2003 to upgrade and extend our Web services offerings, resulting in increased consulting expense of $265 thousand. Second, our outsourced development consulting rate increased during 2004, resulting in an increase in consulting expense of $78 thousand. The increase in outsourced development expense was partially offset by a decrease in in-house development compensation expense of $214 thousand during 2004.

General and Administrative Expenses. General and administrative expenses increased 11% from $2.8 million, or 16% of total revenue, during 2003 to $3.1 million, or 13% of total revenue, during 2004. Employee-related costs and contractor labor costs increased $743 thousand and $65 thousand, respectively. Our general and administrative headcount increased by 6% from the end of 2003 to the end of 2004 as we added personnel to support our growth. However, these increases were partially offset by a decrease of $120 thousand in professional and outside service costs, $152 thousand in bad debt expense, and $180 thousand in rent and other facility costs. Bad debt expense reported in general and administrative expense excludes provisions made to our allowance for doubtful accounts for anticipated refunds, automated clearinghouse returns, and chargebacks that are recorded as an adjustment to revenue.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased 16% from $477 thousand, or 3% of total revenue, in 2003 to $400 thousand, or 2% of total revenue, in 2004. This decrease was primarily due to approximately $260 thousand less in depreciation expense in 2004 related to fixed assets acquired as part of a business acquisition in February 2002. This decrease was offset in part by approximately $183 thousand of additional depreciation expense, of which $145 thousand was related to software acquired during 2004.

Interest and Other Income. Interest expense decreased 94% from $161 thousand in 2003 to $10 thousand in 2004, as all long-term debt was fully paid in December 2003. Interest income increased from $9 thousand in 2003 to $69 thousand in 2004, due to an increase in cash and short-term marketable securities balances during 2004 associated with cash provided by financing activities.

Extraordinary Item. We had an earnout obligation to NetObjects, Inc., in connection with our acquisition of assets from NetObjects in October 2001. We initially estimated the earnout obligation would be $628 thousand based upon a three-year forecast of revenue related to software products acquired from NetObjects. The actual earnout obligation, which was ultimately determined to be only $419 thousand, was paid in December 2004. As the related acquired assets had a zero book value at the time of payment, we recognized in 2004 an extraordinary gain before taxes of $209 thousand.

Liquidity and Capital Resources

As of December 31, 2005, we had $55.7 million of cash and cash equivalents and $51.5 million in working capital, as compared to $6.6 million of cash and cash equivalents and $4.9 million in working capital as of December 31, 2004.

Net cash provided by operations for the year ended December 31, 2005 increased to $3.9 million from $184 thousand for the year ended December 31, 2004. Despite a decrease in net income of $97 thousand, cash from operations improved due to an increase in non-cash stock compensation expense, depreciation and amortization of intangible assets acquired in the LEADS.com and EBOZ transactions and higher collections of accounts receivable. The improvement in operating performance was driven by a 61% increase in total revenue during the same period.

Net cash provided by (used in) investing activities in the year ended December 31, 2005 was ($46) thousand as compared to ($590) thousand in the year ended December 31, 2004. In the year ended December 31, 2004, we acquired a perpetual license for database software for $235 thousand. During the year ended December 31, 2005 we acquired LEADS.com and the EBOZ assets in April 2005 and we received $382 thousand in cash, net of transaction costs.

Net cash provided by financing activities was $0.7 million and $45.3 million for the years ended December 31, 2004 and 2005, respectively. Our financing activities during year ended December 31, 2004 consisted primarily of $6.8 million from the issuance of convertible redeemable preferred stock and the repurchase of $5.7 million of common stock. Our financing activities during the year ended December 31, 2005 consisted of $3.0 million from the issuance of convertible redeemable preferred stock, $44.6 million from the initial public offering, net of underwriting discounts. The Company also paid $2.4 million of additional cost related to the initial public offering.

Net cash provided by operations in 2004 was $184 thousand, an improvement of $228 thousand from 2003. The increase was driven primarily by an improvement in net income of $2.5 million, which included the effect of an increase of non-cash stock compensation expense of $50 thousand and a non-cash extraordinary gain of $209 thousand associated with the NetObjects acquisition Earnout obligation. The increase of net income from 2003 was driven by an increase of $6.5 million in total revenue. The increase was offset by a decrease of approximately $1.0 million in cash provided by customers paying in advance for annual, semi-annual and quarterly subscriptions. During late 2003, we discontinued the annual billing option for new customers. In addition, our receivables increased by $556 thousand during 2004 as compared to a decrease if $315 thousand in 2003. The increase in accounts receivable was primarily driven by the increase in subscription revenue.

Our principal commitments consist of obligations under leases for office space. The following summarizes our long-term contractual obligations as of December 31, 2005:

		Payment Due by Period					
Contractual Obligations	**Total**	**2006**	**2007**	**2008**	**2009**	**2010**	**thereafter**
				(in thousands)			
Operating lease obligations	$3,457	$929	$888	$375	$206	$211	$848
Note payable	$340	$80	$90	$110	$60	$0	$0

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

- The costs involved in the expansion of our customer base;
- The costs involved with investment in our servers, storage and network capacity;
- The costs associated with the expansion of our domestic and international activities;
- The costs involved with our research and development activities to upgrade and expand our service offerings; and
- The extent to which we acquire or invest in other technologies and businesses.

We believe that our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least the next 12 months, including our sales and marketing expenses, research and development expenses, capital expenditures, and any acquisitions or investments in complementary businesses, services, products or technologies.

As of December 31, 2004 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to reduce the effect of these potential fluctuations. We have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows. The majority of our subscription agreements are denominated in U.S. dollars. To date, our foreign sales have been primarily in Euros. Sales to customers domiciled outside the United States were approximately 7% and 6% of our total revenue in the years ended December 31, 2004 and December 31, 2005, respectively. Sales in Germany represented approximately 90% of our international revenue in the year ended December 31, 2004, and 64% of our international revenue in the year ended December 31, 2005.

Interest Rate Sensitivity

We had unrestricted cash, cash equivalents and short-term marketable securities totaling $6.6 million and $55.7 million at December 31, 2004, and December 31, 2005, respectively. These amounts were invested primarily in money market funds. The unrestricted cash, cash equivalents and short-term marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

Item 8. Financial Statements and Supplementary Data.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the eight most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended							
	Mar 31, 2004	Jun 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sept 30, 2005	Dec 31, 2005
	(in thousands)							
Total revenue	$4,783	$5,876	$5,971	$6,772	$7,318	$9,127	$10,103	$11,222
Total cost of revenue	2,386	2,734	2,993	3,127	3,336	4,256	4,654	4,910
Gross profit	2,397	3,142	2,978	3,645	3,982	4,871	5,449	6,312
Total operating expenses	2,340	2,776	3,000	3,390	3,732	5,019	5,465	5,973
Income (loss) from operations	57	366	(22)	255	250	(148)	(16)	339
Income (loss) before extraordinary item	68	380	(7)	274	276	(112)	20	643
Net income (loss)	68	380	(7)	483	276	(112)	20	643
Net income (loss) attributable to common stockholders	$ (206)	$ 40	$ (347)	$ 143	$ (64)	$ (452)	$ (319)	$ 506
Net loss attributable per common share								
Basic	$ (0.05)	$ 0.01	$ (0.13)	$ 0.05	$ (0.02)	$ (0.10)	$ (0.06)	$ 0.04
Diluted	(0.05)	0.01	(0.13)	0.03	(0.02)	(0.10)	(0.06)	0.03

Certain amounts for the three months ended September 30, 2005 have been reclassified to conform to current year presentation.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures.

Based on their evaluation as of December 31, 2005, our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in internal controls.

There were no changes in our internal controls over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Limitations on the effectiveness of controls.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required by this item, including such information regarding our directors and executive officers and compliance with Section 16(a) of the Securities Exchange act of 1934, is incorporated herein by reference from the Proxy Statement. We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. The code of ethics is posted on our website at websitepros.com. Amendments to, and waivers from, the code of ethics that applies to any of these officers, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a Current Report on Form 8-K.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the section entitled "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference from the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

The information required by this item is incorporated herein by reference from the section entitled "Certain Transactions" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference from the section entitled "Proposal 2—Ratification of Selection of Independent Auditors" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accountants

Board of Directors and Shareholders
Website Pros, Inc.

We have audited the accompanying consolidated balance sheets of Website Pros, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and convertible redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Website Pros, Inc. at December 31, 2004 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for stock-based employee compensation.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 10, 2006

Website Pros, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31, 2004	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 6,621	$ 55,746
Accounts receivable, net of allowance of $365 and $383, respectively	2,320	1,941
Inventories, net of reserves of $61 and $51, respectively	178	138
Prepaid expenses	87	506
Prepaid marketing fees and other current assets	740	770
Total current assets	9,946	59,101
Property and equipment, net	424	1,068
Goodwill and other intangible assets, net	2,987	16,105
Other assets	13	96
Total assets	$ 13,370	$ 76,370
Liabilities, convertible redeemable preferred stock, and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 452	$ 1,280
Accrued expenses	1,135	2,391
Deferred revenue	2,681	3,193
Accrued marketing fees	400	297
Notes payable, current	—	65
Other liabilities	352	340
Total current liabilities	5,020	7,566
Accrued rent expense	87	177
Notes payable, long term	—	241
Other long-term liabilities	—	31
Total liabilities	5,107	8,015
Convertible redeemable preferred stock:		
Series A, $0.001 par value; 6,240,000 shares authorized, 5,904,825 shares issued and outstanding at December 31, 2004; 10,000,000 shares authorized, none issued and outstanding at December 31, 2005	17,454	—
Stockholders' equity (deficit):		
Common stock, $0.001 par value; 16,640,000 shares authorized, 5,918,007 shares issued and 2,791,397 outstanding at December 31, 2004; 150,000,000 shares authorized, 16,509,602 shares issued and outstanding at December 31, 2005	6	17
Treasury shares, at cost; 3,126,610 and 0 shares at December 31, 2004 and December 31, 2005, respectively	(6,372)	—
Additional paid-in capital	66,205	136,097
Accumulated deficit	(69,030)	(67,759)
Total stockholders' equity (deficit)	(9,191)	68,355
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$ 13,370	$ 76,370

See accompanying notes to consolidated financial statements.

Website Pros, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2003	2004	2005
Revenue:			
Subscription	$13,230	$19,415	$32,574
License	2,833	3,425	3,858
Professional services	884	562	1,338
Total revenue	16,947	23,402	37,770
Cost of revenue (excluding depreciation and amortization shown separately below):			
Subscription (a)	6,793	9,890	15,003
License	993	719	1,013
Professional services	611	620	1,085
Stock-based compensation	1	11	55
Total cost of revenue	8,398	11,240	17,156
Gross profit	8,549	12,162	20,614
Operating expenses:			
Sales and marketing (a)	5,641	6,811	9,604
Research and development (a)	989	1,135	1,756
General and administrative (a)	2,771	3,076	6,366
Stock-based compensation	44	84	740
Depreciation and amortization	477	400	1,723
Total operating expenses	9,922	11,506	20,189
Income (loss) from operations	(1,373)	656	425
Other income (expense):			
Interest income	9	69	423
Interest expense	(161)	(10)	(21)
Other, net	(7)	—	—
Total other income (expense)	(159)	59	402
Income (loss) before extraordinary item	(1,532)	715	827
Extraordinary item	—	209	—
Net income (loss)	(1,532)	924	827
Preferred stock dividends	(46)	(1,294)	(1,156)
Net loss attributable to common stockholders	$ (1,578)	$ (370)	$ (329)
Basic and diluted net loss attributable per common share	$ (0.27)	$ (0.12)	$ (0.05)
Basic and diluted weighted average common shares outstanding	5,758	3,002	6,222
(a) Stock based compensation included above			
Subscription (cost of revenue)	$ 1	$ 11	$ 55
Sales and marketing	$ 15	$ 35	$ 127
Research and development	3	15	139
General and administrative	26	34	474
	$ 44	$ 84	$ 740

See accompanying notes to consolidated financial statements.

Website Pros, Inc.
Consolidated Statements of Stockholders' Equity (Deficit) and Convertible Redeemable Preferred Stock
(In thousands, except share amounts)

	Convertible Redeemable Preferred Stock		Stockholders' Equity (Deficit)					
	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock	Common Stock Shares	Common Stock Amount	Treasury Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, December 31, 2002	$ —	$ —	5,748,471	$ 6	$ —	$ 65,934	$(66,896)	$ (956)
Net loss	—	—	—	—	—	—	(1,532)	(1,532)
Exercise of stock options	—	—	31,685	—	—	16	—	16
Issuance of preferred stock, net of cost	9,176	—	—	—	—	—	—	—
Accretion of Series A issuance costs/redemption price	57	—	—	—	—	—	(57)	(57)
Stock-based compensation expense	—	—	—	—	—	45	—	45
Repurchase of stock	—	—	—	—	(669)	—	—	(669)
Balance, December 31, 2003	9,233	—	5,780,156	6	(669)	65,995	(68,485)	(3,153)
Net income	—	—	—	—	—	—	924	924
Exercise of stock options	—	—	137,851	—	—	115	—	115
Issuance of preferred stock, net of cost	6,752	—	—	—	—	—	—	—
Accretion of Series A issuance costs/redemption price	1,469	—	—	—	—	—	(1,469)	(1,469)
Repurchase of stock	—	—	—	—	(5,703)	—	—	(5,703)
Stock-based compensation expense	—	—	—	—	—	95	—	95
Balance, December 31, 2004	17,454	—	5,918,007	6	(6,372)	66,205	(69,030)	(9,191)
Net income	—	—	—	—	—	—	827	827
Exercise of stock options	—	—	67,200	1	—	49	—	50
Issuance of preferred stock, net of issuance cost	—	2,989	—	—	—	—	—	—
Accrued dividends	(2,473)	—	—	—	—	—	2,473	2,473
Conversion of preferred stock	(16,999)	(3,000)	6,324,963	6	—	19,993	—	19,999
Accretion of Series A issuance costs/redemption price	2,018	—	—	—	—	—	(2,018)	(2,018)
Accretion of Series B issuance costs	—	11	—	—	—	—	(11)	(11)
Issuance of common stock	—	—	1,673,390	2	6,372	35,273	—	41,647
Stock-based compensation expense	—	—	20,000	—	—	795	—	795
Options assumed from LEADS.com	—	—	—	—	—	130	—	130
Issuance of common stock in purchase of LEADS.com	—	—	2,320,518	2	—	12,598	—	12,600
Issuance of common stock in purchase of EBOZ	—	—	185,524	—	—	1,054	—	1,054
Balance, December 31, 2005	$ —	$ —	16,509,602	$ 17	$ —	$136,097	$(67,759)	$68,355

See accompanying notes to consolidated financial statements.

Website Pros, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2003	2004	2005
Cash flows from operating activities			
Net income (loss)	$(1,532)	$ 924	$ 827
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	477	400	1,723
Stock-based compensation expense	45	95	795
Non-cash extraordinary gain	—	(209)	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(43)	(843)	431
Inventories, net	18	(95)	40
Prepaid expenses and other assets	(131)	(34)	(401)
Accounts payable, accrued expenses and other liabilities	(115)	(269)	334
Deferred revenue	1,237	215	141
Net cash provided by (used in) operating activities	(44)	184	3,890
Cash flows from investing activities			
Business acquisition, net of cash received	—	—	382
Investment in intangible assets	—	(67)	(3)
Purchase of property and equipment, net	(87)	(523)	(425)
Net cash provided by (used in) investing activities	(87)	(590)	(46)
Cash flows from financing activities			
Stock issuance	—	—	44,640
Stock issuance costs			(2,371)
Repayments of debt obligations	(2,577)	—	(27)
Payment of NetObjects Earnout	—	(419)	—
Proceeds from issuance of preferred stock, net	9,176	6,752	2,989
Proceeds from exercise of stock options	16	115	50
Purchase of treasury stock	(669)	(5,703)	—
Net cash provided by (used in) financing activities	5,946	745	45,281
Net increase (decrease) in cash and cash equivalents	5,815	339	49,125
Cash and cash equivalents, beginning of period	467	6,282	6,621
Cash and cash equivalents, end of period	$ 6,282	$ 6,621	$55,746
Supplemental cash flow information:			
Interest paid	$ 158	$ 5	$ 16

See accompanying notes to consolidated financial statements.

Website Pros, Inc.

Notes to Consolidated Financial Statements
December 31, 2005

1. The Company and Summary of Significant Accounting Policies

Description of Company

Website Pros, Inc. (the Company) is a provider of Web services and products that enable small and medium-sized businesses to establish, maintain, promote, and optimize their Internet presence. The Company's primary service offering is a comprehensive package that includes Website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission, and lead generation. In addition to the Company's primary service offering, the Company provides a variety of premium services to customers who desire more advanced capabilities, such as e-commerce solutions and more sophisticated Internet marketing services.

The Company has reviewed the criteria of Statement of Financial Accounting Standards ("SFAS") No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* and has determined that the Company is comprised of only one segment, Web services and products.

Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The Company's consolidated financial statements include the assets, liabilities and the operating results of the Company and its wholly owned subsidiary LEADS.com, Inc. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Substantially all of the Company's subscription revenue is generated from monthly subscriptions for Website design, hosting and marketing services. The typical subscription contract includes the design of a five-page website, hosting and marketing services. The individual deliverables are not independent of each other and are not sold or priced on a standalone basis. Costs to complete the Website and ready it for the end customer are minimal and are expensed to cost of revenue as incurred. Upon the completion and initial hosting of the Website, the subscription is offered free of charge for a 30-day trial period during which the customer can cancel at anytime. In accordance with Staff Accounting Bulletin (SAB) No. 104, after the 30-day trial period has ended, revenue is recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of the Company's fees is probable. These criteria are met monthly as the Company's service is provided on a month-to-month basis and collections are generally made in advance of the services.

Customers are billed for the subscription on a monthly, quarterly, semi-annual or annual basis, at the customer's option. As customers are billed, subscription revenue is recorded as deferred revenue in the accompanying balance sheets. As services are performed, the Company recognizes subscription revenue ratably on a daily basis over the service period. There are no undelivered elements at the end of the monthly service period. In addition, subscription revenue is generated from monthly subscription packages for hosting and marketing services for customized Websites. These packages are sold separately from the customized Website.

Professional services revenue reflects revenue generated from custom Website design. Revenue from contracts for custom design is recorded using a proportional performance model based on labor hours incurred. The extent of progress towards completion of the custom Website is measured by the labor hours incurred as a percentage of total estimated labor hours to complete. Labor hours are the most appropriate measure to allocate revenue between reporting periods as they are the primary input to the provision of the Company's professional services.

The Company accounts for its multi-element arrangements, such as in the instances where it designs a custom website and separately offer other services such as hosting and marketing, in accordance with Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables." Based upon vendor-specific objective evidence, the Company allocates multi-element arrangement consideration to the separate units of accounting based upon their relative fair values. The additional services provided with a custom website are recognized separately over the period for which services are performed.

In addition, license revenue is generated from the sale of licenses for software which allows a customer to build its own Website. The Company markets and licenses software directly to end customers as well as through value-added resellers and distributors. The Company's software licenses are perpetual. Software may be delivered indirectly by a distributor, via download from the Company's Website or directly to end-users by the Company. The Company recognizes revenue generated by the distribution of software licenses directly by the Company in the form of a boxed software product or a digital download upon sale and delivery to the end-user. End-users who purchase a software license online pay for the license at the time of order. Subject to some restrictions, the Company permits physical product returns for sales it makes directly to end-users. However, returns historically have been insignificant, and, as such, the Company has not established a reserve for these product returns. The Company does not offer extended payment terms or make concessions for software license sales. The Company recognizes revenue generated from distribution agreements where the distributor has a right of return as the distributor sells and delivers software license product to the end-user. The Company recognizes revenue from distribution agreements where no right of return exists when licensed software product is shipped to the distributor. In arrangements in which distributors pay the Company upon shipment of software product to end-customers, the Company recognizes revenue upon receipt of payment by the distributor. The Company is not obligated to provide technical support in connection with its software license and does not provide technical support services to the Company's software license customers. The Company's revenue recognition policies are in compliance with SOP 97-2 (as amended by SOP 98-4 and SOP 98-9), *"Software Revenue Recognition."*

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank demand deposit accounts, and money market accounts. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company invests its cash in credit instruments of highly rated financial institutions; one institution holds 93% of the total investments.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. The Company has not incurred any significant credit related losses.

Geographic Information

The Company markets its products for sale to customers, including distributors, primarily in the United States and Europe. A summary of revenue by geographic area is as follows:

	Year Ended December 31,		
	2003	2004	2005
United States	92%	93%	94%
International	8%	7%	6%

Customers in Germany accounted for over 90% of international revenue for 2003 and 2004 and over 60% for 2005.

Accounts Receivable

Trade accounts receivable are recorded on the balance sheet at net realizable value. The Company's management uses historical collection percentages and customer-specific information, when available, to estimate the amount of trade receivables that are uncollectible and establishes reserves for uncollectible balances based on this information. The Company does not require deposits or other collateral from customers. Bad debt expense reported in operating expenses excludes provisions made to the allowance for doubtful accounts for anticipated refunds, automated clearinghouse returns, and chargebacks that are recorded as an adjustment to revenue.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt. The respective carrying value of these financial instruments approximates fair value since they are short-term in nature or are receivable or payable on demand. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of period end.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Reserves for obsolete or slow moving inventory are recorded based on management's analysis of movement of inventory items during the period and review of facts and circumstances specific to that inventory.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets,"* goodwill determined to have an indefinite useful life is no longer amortized, but is tested for impairment, at least annually or more frequently if indicators of impairment arise. If impairment of the carrying value based on the calculated fair value exists, the Company measures the impairment through the use of discounted cash flows. Intangible assets acquired as part of a business combination are accounted for in accordance with SFAS No. 141, *"Business Combinations,"* and are recognized apart from goodwill if the intangible arises from contractual or other legal rights or the asset is capable of being separated from the acquired enterprise.

Definite lived intangible assets are amortized over their useful lives, which are two to three years.

Research and Development Costs

The Company expenses research and development costs as incurred. The Company has not capitalized any such development costs under SFAS No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,"* because the costs incurred between the attainment of technological feasibility for the related software product through the date when the product is available for general release to customers has been insignificant.

Property and Equipment

Property and equipment, including software, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method.

The asset lives used are presented in the table below:

	Average Life in Years
Computer equipment	3
Software	2-3
Furniture and fixtures	5
Telephone equipment	5
Leasehold improvements	Shorter of asset's life or life of the lease

Asset Impairment

When events or circumstances indicate possible impairment, the Company performs an evaluation to determine if an impairment of long-lived assets used in operations exists, using undiscounted estimated future operating cash flows attributable to such assets compared to the assets' carrying amounts.

If the Company determines that long-lived assets have been impaired, the measurement of impairment will be equal to the excess of the carrying amount of such assets over the discounted estimated future operating cash flows, using a discount rate commensurate with the risks involved. The Company would reflect the impairment through a reduction in the carrying value of the long-lived assets. Long-lived assets to be disposed of are recorded at the lower of carrying amount or estimated fair value less costs to dispose.

Advertising

Advertising costs are charged to operations as incurred. Total advertising expense was $3 thousand, $71 thousand and $119 thousand for the years ending December 31, 2003, 2004 and 2005, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* using the liability method. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse.

Stock-Based Employee Compensation

The Company accounts for stock-based compensation to employees in accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation,"* as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment to SFAS 123"*. Accordingly, the fair value of all stock options is recognized in compensation expense over the vesting period.

Comprehensive Income (Loss)

Comprehensive income (loss) equals net income (loss) for all periods presented.

Net Loss Attributable Per Common Share

The Company computes net loss attributable per common share in accordance with SFAS No. 128, *"Earnings Per Share."* Basic net loss attributable per common share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable per common share would include the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Due to the anti-dilutive nature of the options, the Series A convertible redeemable preferred stock and the Series B convertible redeemable preferred stock, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses attributable per common share amounts are identical. For fiscal year 2003, 2004 and 2005, the effect of 1,090,332, 7,794,285 and 7,820,458 dilutive securities has been excluded because including it would be antidilutive.

Basic and diluted earnings per share for the year ended December 31, 2004 attributable to the extraordinary item were $0.07.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. ("FIN") 46, *"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51"* (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46, as so modified (FIN 46R) provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46R requires certain ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors of the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R is effective upon initial involvement for VIEs created after December 31, 2003 and beginning no later than the first annual reporting period beginning after December 15, 2004 for variable interests in all other entities in financial statements. Management has completed its evaluation and concluded that none of the Company's investments meet the requirements for consolidation under FIN 46R.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and now requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 was generally effective in 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to SFAS No. 150 for 2004. The Company adopted SFAS No. 150 in 2003, and based on consideration of the additional guidance in SEC Accounting Series Release ("ASR") No. 268 *"Redeemable Preferred Stock"*, management believes it is properly classified between liabilities and stockholders' equity in the 2004 balance sheet because the Company's preferred stock was conditionally redeemable starting December 10, 2009. Preferred stock was converted to common stock in connection with the Company's initial public offering in November of 2005.

In December 2004, the FASB issued SFAS No. 123R, *"Share-Based Payment."* This statement is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and supersedes APB Opinion No. 25, *"Accounting for Stock Issued for Employees."* SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The provisions of this statement will be effective for the Company on January 1, 2006. Management is currently evaluating the provisions of SFAS 123R to determine the impact on its financial statements.

2. Change In Accounting Method for Stock Options and Retroactive Restatements

Prior to April 1, 2005, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" and related interpretations.

Effective April 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, which requires that the Company value stock options issued based upon an option pricing model and recognize this value as an expense over the period in which the options vest. The adoption of this standard was applied using the retroactive restatement method as defined in SFAS No. 148. Accordingly, the data presented for 2002, 2003 and 2004 has been retroactively restated to reflect compensation cost under the fair value based accounting method in SFAS No. 123 for all options granted, modified or settled in fiscal years beginning after December 15, 1994. See Note 9 for full disclosures required under SFAS No. 123 and SFAS No. 148. The table below sets forth the effect of the retroactive restatement of prior periods:

	2003	2004
	(in thousands, except per share amounts)	
Income (loss) before extraordinary item:		
Restated for adoption of SFAS No. 123	$(1,532)	$ 715
Previously reported	$(1,487)	$ 121
Net income (loss):		
Restated for adoption of SFAS No. 123	$(1,532)	$ 924
Previously reported	$(1,487)	$ 330
Net loss attributable to common shareholders:		
Restated for adoption of SFAS No. 123	$(1,578)	$ (370)
Previously reported	$(1,533)	$ (964)
Basic and diluted net loss attributable per common share:		
Restated for adoption of SFAS No. 123	$ (0.27)	$(0.12)
Previously reported	$ (0.27)	$(0.32)

3. Valuation Accounts

The Company's accounts receivable allowance is summarized as follows (in thousands):

December 31, 2003	653
Provision	1,569
Charge-off	(1,857)
December 31, 2004	365
Provision	626
Charge-off	(608)
December 31, 2005	$ 383

The Company's inventory reserves are summarized as follows (in thousands):

December 31, 2003	41
Provision	20
Charge-off	—
December 31, 2004	61
Provision	20
Charge-off	(30)
December 31, 2005	$ 51

4. Property and Equipment

The Company's property and equipment are summarized as follows (in thousands):

	December 31, 2004	December 31, 2005
Property and equipment:		
Software	$ 858	$ 1,527
Computer equipment	630	1,024
Telephone equipment	132	183
Furniture and fixtures	35	131
Leasehold improvements	13	13
Total property and equipment	1,668	2,878
Accumulated depreciation	(1,244)	(1,810)
Property and equipment, net	$ 424	$ 1,068

Depreciation expense relating to property and equipment amounted to $383 thousand and $567 thousand for the years ended December 31, 2004 and 2005, respectively.

5. Acquisitions

Acquisition of Assets from E.B.O.Z., Inc.

On April 19, 2005, the Company acquired the assets of, and assumed certain liabilities from, E.B.O.Z., Inc. (EBOZ). The Company believes the ("EBOZ") asset acquisition improves its ability to cost-effectively provide Web traffic generation solutions to its customers through the use of Internet banner advertisements, pay-per-click campaign management, and search engine optimization. The Company issued 185,524 shares of its common stock to EBOZ as consideration for the acquired assets (Closing Shares) and, under the agreement as originally executed, would have been obligated to issue as contingent consideration up to an additional 185,524 shares ("Contingent Shares") in the event the EBOZ assets acquired achieved certain revenue targets during the three months ending July 31, 2006 and certain EBOZ shareholder employees of the Company had not resigned their positions with the Company.

On August 12, 2005, the Company and EBOZ amended the asset purchase agreement to eliminate the Company's obligation to issue the Contingent Shares. As consideration for the amendment, the Company issued an additional 20,000 shares of the Company's common stock to EBOZ. The Company recorded $178,000 of stock-based compensation expense in 2005 based upon the fair value of these shares at the time of issuance.

The Closing Shares issued are subject to a repurchase option at a price of $7.4105 per share for a period of fifteen months (Repurchase Period) in the event certain key employees voluntarily terminate their employment with the Company during the Repurchase Period other than due to a material change in the employee's position within the Company or a material reduction in compensation. In April 2005, the Company valued the Closing Shares issued at $5.70 per share, reflecting a 20% marketability discount to the fair value of its unrestricted common stock of $7.10 per share.

The results of operations of EBOZ for the period from April 20, 2005 through December 31, 2005 are included in the Company's consolidated statement of operations year ended December 31, 2005.

The following table summarizes the Company's purchase price allocation based on the fair values of the assets acquired and liabilities assumed on April 19, 2005 (in thousands):

Tangible current assets	$ 71
Tangible non-current assets	354
Intangible assets	124
Goodwill	810
Current liabilities	(196)
Non-current liabilities	(54)
Net assets acquired	$1,109

The intangible assets include only non-compete agreements, which are being amortized over three years. The goodwill represents business benefits the Company anticipates realizing in future periods. Goodwill from the EBOZ asset acquisition is tax deductible for tax purposes.

The financial information in the table below summarizes the combined results of operations of the Company and the assets of EBOZ on a pro forma basis, as though the acquisition had occurred at the beginning of each year set forth below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the beginning of each year set forth below.

	December 31,	
	2004	2005
Revenue	$24,393	$38,042
Loss before extraordinary gain attributable to common stockholders	(693)	(434)
Basic and diluted net loss attributable per common share	(0.22)	(0.07)

Acquisition of LEADS.com

On April 22, 2005, the Company consummated a transaction whereby a wholly-owned subsidiary of the Company merged with LEADS.com, Inc., and LEADS.com became a wholly-owned subsidiary as contemplated by an agreement and plan of merger and reorganization dated April 22, 2005. The Company believes the LEADS.com acquisition enhances its ability to provide customer leads to locally and regionally focused businesses. Under the terms of that agreement, the Company issued 2,320,518 shares of its common stock in exchange for 2,217,769 shares of the common stock of LEADS.com, constituting 100% of the outstanding shares of LEADS.com and assumed options to purchase 73,241 shares of common stock of the Company. In April 2005, Website Pros valued the shares issued by determining the enterprise value of LEADS.com based upon a discounted cash flow approach. The cash flow model included an 11-year forecast of income and cash flows and assumed a discount rate of 32.5% and a growth rate implicit in the terminal value of 6.0%. The fair value of the LEADS.com options assumed was valued based upon the following assumptions: fair value of common stock of $7.10; risk-free rate of 4.29%; dividend yield of 0%; and an expected life of 7 years. The resulting fair value was allocated between deferred compensation and the purchase price based upon the intrinsic value and the remaining vesting period in accordance with FIN 44, *"Accounting for Certain Transactions Involving Stock Compensation."*

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed on April 22, 2005 (in thousands):

Tangible current assets	$ 496
Tangible non-current assets	509
Intangible assets	3,430
Goodwill	9,907
Current liabilities	(1,006)
Non-current liabilities	(453)
Net assets acquired	$12,883

The intangible assets represent an indefinite lived domain name, definite lived non-compete agreements and customer relationships valued at $1.08 million, $1.54 million and $810 thousand, respectively. The weighted-average amortization period for the amortizable intangible assets is 26.7 months. Non-compete agreements and customer relationships are being amortized over 36 months and 9 months, respectively. The goodwill represents business benefits the Company anticipates realizing in future periods. Goodwill from the Leads acquisition is not deductible for tax purposes.

The results of operations of LEADS.com for the period from April 23, 2005 through December 31, 2005 are included in the Company's consolidated statement of operations for the year ended December 31, 2005.

The financial information in the table below summarizes the combined results of operations of the Company and LEADS.com on a pro forma basis, as though the merger had occurred at the beginning of each year set forth below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the beginning of each year set forth below.

	December 31,	
	2004	2005
Revenue	$27,030	$39,487
Loss before extraordinary gain attributable to common stockholders	(3,130)	(1,384)
Basic and diluted net loss attributable per common share	(0.59)	(0.20)

6. Intangible Assets

The Company's intangible assets are summarized as follows (in thousands):

	December 31,	
	2004	2005
Indefinite lived intangible assets:		
Goodwill	$2,933	$13,650
Domain name	—	1,080
Definite lived intangible assets:		
Non-compete agreements	—	1,664
Customer relationships	—	810
Other	70	74
Accumulated amortization	(16)	(1,173)
	$2,987	$16,105

Total amortization expense was $0, $16 thousand and $1.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. The other intangible assets have useful lives of between two and three years. Expected amortization expense for the next five years is as follows (in thousands):

2006	$639
2007	561
2008	173
2009	—
2010	—

The following table summarizes changes in the Company's goodwill balances as required by SFAS No. 142 for the periods ended (in thousands):

	December 31,	
	2004	2005
Goodwill balance at beginning of period	$2,933	$ 2,933
Goodwill acquired during the period	—	10,717
Goodwill impaired during the year	—	—
Goodwill balance at end of period	$2,933	$13,650

In accordance with SFAS No. 142, the Company reviews goodwill balances for indicators of impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount. Upon completion of the annual assessments, the Company determined that goodwill was not impaired.

Other indefinite-lived intangible assets are tested for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired in accordance with SFAS No. 142. There are no indicators of impairment at December 31, 2005.

7. Operating Leases

The Company rents its principal office in Jacksonville, Florida, under an operating lease that expires on March 31, 2008, with one renewal option for five additional years. The Company recognizes lease expense on a straight-line basis over the lease term. The Company also has an operating lease for a sales office in Spokane, Washington that expires June 30, 2007. Rent expense for these leased facilities amounted to $500 thousand, $653 thousand and $894 thousand for the years ended December 31, 2003, 2004 and 2005, respectively. Accrued rent expense was $87 thousand and $177 thousand as of December 31, 2004 and 2005, respectively.

In connection with the acquisition of LEADS.com, the company assumed the operating lease for LEADS.com's principle office in Manassas, Virginia that expires September 30, 2014 and the Company also entered into an operating lease for LEADS.com's secondary office in Norton, Virginia that expires November 30, 2008.

In connection with the acquisition of Eboz, the company assumed the operating lease for office space in Los Angles, California that expires in March 2008.

As of December 31, 2005, future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year, including the leases described above, are as follows (in thousands):

2006	$ 929
2007	888
2008	375
2009	206
2010	211
Thereafter	848
	$3,457

8. Long-Term Debt

To finance the purchase of the domain name www.leads.com in August 2004, LEADS.com signed a $500 thousand non-interest bearing note agreement with the owner of the domain name. The collateral for this note is the www.leads.com domain name. The note is payable in quarterly installments over 5 years. The imputed interest rate is 5.25%. The required minimum payments on the note as of December 31, 2005 are (in thousands):

2006	$ 80
2007	90
2008	110
2009	60
Total	340
Less imputed interest	(34)
	306
Less current portion	(65)
Total	$241

9. Stock-Based Compensation

An Equity Incentive Plan ("1999 Plan") was adopted by the Company's Board of Directors and approved by its stockholders on April 5, 1999. The 1999 Plan was amended in June 1999, May 2000, May 2002 and November 2003 to increase the number of shares available for awards. The 1999 Plan as amended provides for the grant of incentive stock options, non-statutory stock options, and stock bonuses to the Company's employees, directors and consultants. As of December 31, 2005, the Company has reserved an aggregate of 4,074,428 shares of common stock for issuance under this plan. Of the total reserved as of December 31, 2005, options to purchase a total of 3,758,138 shares of the Company's common stock were held by participants under the plan, 250,003 shares of common stock have been issued and exercised and 66,287 shares of common stock were terminated and became available under the 2005 Equity Incentive Plan (the "2005 Plan") and are currently available for future issuance.

The Board of Directors administers the 1999 Plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options, within the limits set forth in the 1999 Plan itself. Options under the 1999 Plan have a maximum term of 10 years and vest as determined by the Board of Directors. Options granted under the 1999 Plan generally vest either over 30 or 48 months. All options granted during 2002 vest over 30 months, and in general all other options granted vest over 48 months. The exercise price of non-statutory stock options and incentive stock options granted shall not be less than 85% and 100%, respectively, of the fair market value of the stock subject to the option on the date of grant. No 10% stockholder is eligible for an incentive or non-statutory stock option unless the exercise price of the option is at least 110% of the fair market value of the stock at date of grant. The 1999 Plan terminated upon the Closing of the company's initial public offering in November 2005.

On April 6, 2005, the Company's Board of Directors adopted the 2005 Plan, which became effective upon the closing of the public offering. As of December 31, 2005, the Company has reserved an aggregate of 1,550,000 shares of common stock for issuance under this plan, and this amount will be increased annually on January 1 of each year, from 2006 until 2015, by the lesser of 1% of the number of fully-diluted shares of common stock outstanding on December 31 of the prior year or the number of shares (not to exceed 600,000 shares) determined by the Board of Directors. Additionally, any shares subject to grants under the 1999 Plan that terminated without being exercised will become available under the 2005 Plan. Of the total reserved as of December 31, 2005, options to purchase a total of 93,874 shares of the Company's common stock were held by participants under the plan, no shares of common stock had been issued and exercised and 1,456,126 shares of common stock, excluding the terminated 1999 Plan options.and are currently available for future issuance.

On April 6, 2005, the Company's Board of Directors adopted the 2005 Non-Employee Directors' Stock Option Plan (the "2005 Directors Plan"), to be effective upon the closing of a public offering. The 2005 Directors Plan calls for the automatic grant of nonstatutory stock options to purchase shares of common stock to nonemployee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under this plan is 450,000 shares, which amount will be increased annually on January 1 of each year, from 2006 to 2015 by the lesser of the number of shares of common stock subject to options granted during the preceding year or the number of shares (not to exceed 200,000 shares) determined by the Board of Directors. Of the total reserved as of December 31, 2005, options to purchase a total of 160,000 shares of the Company's common stock were held by participants under the plan, no shares of common stock had been issued and exercised and 290,000 shares of common stock are currently available for future issuance.

On April 6, 2005, the Company's Board of Directors adopted the 2005 Employee Stock Purchase Plan (the "ESPP"), to be effective upon the closing of a public offering. The ESPP authorizes the issuance of 450,000 shares of common stock pursuant to purchase rights granted to the Company's employees or to employees of any of its affiliates, which amount will be increased on January 1 of each year, from 2006 until 2015, by the lesser of 0.25% of the number of fully-diluted shares of common stock outstanding on December 31 of the prior year or the number of shares (not to exceed 120,000 shares) determined by the Board of Directors. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 425 of the Internal Revenue Code. As of December 31, 2005, no shares have been issued under the plan.

The Company has granted options to purchase common stock to its employees with exercise prices equal to the value of the underlying stock, as determined by its Board of Directors on the date the equity award was granted. The Company did not obtain contemporaneous valuations by an unrelated valuation specialist, because prior to December 2003, the Company's efforts were focused on product and business development and the financial and managerial resources for doing so were limited. The Company's Board of Directors determined the common stock value by considering a number of factors, principally independent stock transactions for both common stock and preferred stock, but also including valuation analyses performed at the time and its historical and projected financial results, the risks it faced at the time, and the liquidity of its common stock. In connection with the preparation of the 2004 financial statements which would be included in the registration statement for its initial public offering and solely for purposes of accounting for employee stock-based compensation, the Company applied hindsight to reassess the fair value of its common stock for the equity awards granted during 2004. In reassessing the fair value of the shares of common stock underlying the equity awards granted in 2003, 2004, and 2005, the Company's Board of Directors considered a combination of valuation methodologies, including market, income, and transaction approaches, it believes are consistent with the practices recommended by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid).

In applying this reassessment methodology to value the shares of common stock underlying the awards granted between November 2003 and the Company's initial public offering, the Board grouped the awards into five categories based on chronology: awards granted in November 2003; awards granted in March 2004 through May 2004; awards granted in June 2004 through August 2004; awards granted in September through December 2004; and awards granted in January 2005 through August 2005.

Equity awards granted in November 2003: For equity awards granted in November 2003, the Board noted that the Company completed a significant arms-length repurchase of common stock at a price of $1.45 for 461,156 shares, representing the entire holdings of an existing shareholder. As no affiliate of the shareholder was a Board member or officer of the Company and the transaction was between willing parties, the Company believes that this transaction represents fair value of the common stock. Accordingly, the Board determined the fair value of the securities underlying the awards granted in this period to be $1.45 per share.

Equity awards granted in March 2004 through May 2004: For equity awards granted in March 2004 through May 2004, the Company's Board noted that the Company had completed significant arms-length repurchases of common stock at prices that represented observable prices. During January 2004, the Company repurchased an aggregate of 201,207 shares at a price of $1.90 per share, representing the entire holdings of an existing shareholder. In February and March 2004, the Company repurchased 2,464,229 shares from 30 stockholders at a per share price of $2.15925. As no affiliate of the shareholder was a Board member or officer of the Company and the transactions were between willing parties, the Company believes that these transactions represent fair value of the common stock. Accordingly, the Board determined the fair value of the securities underlying the awards granted in this period to be $2.15 per share.

Equity awards granted in June 2004 through August 2004: For equity awards granted in June through August 2004, the Company's Board determined that the income approach yielded the best estimate of fair value. The Company employed the discounted cash flow method as described in the practice aid based upon financial models reviewed by our board of directors and underlying a 11-year cash flow forecast. The Company determined the appropriate discount rate by considering the Company's stage of development, venture capital portfolio return, and weighted average cost of capital studies outlined in the practice aid, as well as the Company's own independent calculations of weighted-average cost of capital. The Company used a discount rate of 32.5%, representing the low end of the range suggested by studies in the practice aid for companies in the second stage or expansion stage of development, as the Company had not entered the Bridge/IPO stage described in the practice aid but had been delivering services to customers for several years. In each of the Company's discounted cash flow analyses, the Company used a growth rate implicit in the terminal value of 6%.

Equity awards granted in September 2004 through December 2004: For equity awards granted in September 2004 through December 2004, using the income approach described above, the Company prepared similar discounted cash flow analyses using a discount rate of 25%, representing the low end of the range suggested by studies referenced in the practice aid for companies in the Bridge/IPO stage of development. As the Company's board had determined to pursue an initial public offering and was actively seeking an additional round of private financing in December 2004, the Company believes that this discount rate is appropriate.

Equity awards granted in January 2005 through May 2005. For equity awards granted in January 2005 through May 2005, using the income approach described above, the Company prepared similar discounted cash flow analyses using a discount rate of 22.5%. Based upon the Company's continued performance and the anticipated filing of its registration statement, the Company determined that a further decrease in the discount rate from 25% to 22.5% was warranted.

Equity awards granted in June 2005 through August 2005. For equity awards granted between June 2005 and August 2005, using the income approach described above, the Company prepared similar discounted cash flow analyses using discount rates of 21% for June 2005 and 20.5% for July and August 2005. Based upon the Company's continued performance and advancement of its registration process, it determined that a further decrease in the discount rate from 22.5% was warranted.

Based upon this assessment of the fair value of its common stock, the Company estimated the fair value of options at the date of grant using the minimum value method with the following assumptions:

	Year Ended December 31,		
	2003	2004	2005
Risk-free interest rate	4.32%	3.21-4.26%	3.86-5.10%
Dividend yield	0%	0%	0%
Expected life (in years)	7	7	5-7
Volatility	N/A	N/A	0-83%(1)

(1) For options granted prior to April 27, 2005, the filing date of the Company's registration statement for its initial public offering, the Company used the minimum value method. The following volatility rates were used for options granted after the registration date:

Date	Rate
5/6/2005	83%
5/31/2005	83%
6/15/2005	83%
6/30/2005	83%
7/29/2005	83%
8/9/2005	83%
11/3/2005	74%
11/7/2005	74%
12/30/2005	70%

Based upon these assumptions, the weighted average fair value of options granted during the years ended December 31, 2003, 2004 and 2005 $0.00, $0.51, $2.79, respectively.

In November 2003, the Company's Board of Directors authorized the repricing of 136,968 stock options, representing all outstanding stock options with an exercise price of greater than $2.00 per share, to have an exercise price of $2.00 per share. The Company accounts for these options in accordance with SFAS No. 123. See Note 2. No compensation expense was recognized related to the repricing as the fair value of the awards did not increase as a result of the repricing.

The Company believes that the increases in the fair value of its common stock from each of the common stock option grant dates to the anticipated price at the time of its initial public offering can be attributed to its continued revenue growth, its expansion of service offerings and the LEADS.com and EBOZ acquisitions, as more fully described below.

Stock Option Activity

The following table summarizes option activity for all of the Company's stock options:

	Shares Covered by Options	Exercise Price per Share	Weighted Average Exercise Price
Balance, December 31, 2002	1,257,952	$0.50 to 35.00	$0.70
Granted	1,685,613	2.00	2.00
Exercised	(31,685)	0.50 to 3.50	1.38
Canceled	(8,091)	0.50 to 35.00	1.48
Expired	(9,699)	0.50 to 35.00	1.42
Balance, December 31, 2003	2,894,090	0.50 to 35.00	1.44
Granted	239,700	2.15 to 4.45	3.63
Exercised	(137,851)	0.50 to 2.00	0.83
Canceled	(67,543)	0.50 to 3.50	1.91
Expired	(15,056)	0.50 to 35.00	1.30
Balance, December 31, 2004	2,913,340	0.50 to 4.45	1.64
Granted	1,289,413(a)	4.48 to 10.65	9.06
Exercised	(67,199)	0.50 to 9.00	0.73
Canceled	(45,948)(a)	2.00 to 10.10	5.97
Expired	(14,816)	0.50 to 9.60	2.26
Balance, December 31, 2005	4,074,790	0.50 to 10.65	3.95

(a) Includes options exercisable for 73,241 shares assumed in connection with the LEADS.com acquisition, of which options exercisable for an aggregate of 10,463 shares were canceled without being exercised in the year ended December 31, 2005.

Price ranges of outstanding and exercisable options as of December 31, 2005 are summarized below:

	Outstanding Options			Exercisable Options	
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.50	891,355	6.41	$0.50	891,355	$0.50
$2.00 – 2.15	1,708,312	7.67	2.00	1,522,291	2.00
$3.25 – 4.48	281,402	8.87	3.90	111,632	3.81
$8.70 – $10.65	1,193,721	9.43	9.34	91,862	9.52
	4,074,790	7.99	3.95	2,617,140	1.83

10. Common Shares Reserved

The Company had reserved the following number of shares of common stock for future issuance:

	December 31,		
	2003	2004	2005
Outstanding stock options	2,894,090	2,913,340	4,074,790
Options available for future grants and other awards	376,765	219,519	2,272,877
Warrants outstanding	282,161	353,675	353,675
Conversion of Series A convertible redeemable preferred stock	3,473,428	5,904,828	—
Total common shares reserved	7,026,444	9,391,362	6,701,342

11. Common Stock

In December 2003, the Board of Directors authorized the repurchase of all shares of common stock of the Company held by a stockholder. On December 26, 2003, 461,156 shares at a cost of $669 thousand were repurchased and are held as treasury stock. In January 2004, the Board of Directors authorized the repurchase of all shares of common stock of the Company held by another stockholder. On January 23, 2004, 201,207 shares at a cost of approximately $382 thousand were repurchased and are held as treasury stock. In February 2004, the Board of Directors approved a common stock repurchase program whereby the Company was authorized to repurchase shares of the Company's common stock held by certain Company stockholders at a repurchase price of $2.15925 per share. The holders of the Series A convertible redeemable preferred stock approved the repurchase program in all respects. 2,464,247 shares of the Company's common stock were repurchased under this repurchase program from various stockholders at a cost of approximately $5.3 million.

On November 7, 2005, we completed our initial public offering by issuing 4,800,000 shares of our common stock (1,673,390 of new shares and 3,126,610 of treasury stock) at $10.00 per share. We received net proceeds of $41.6 million after deducting underwriter commissions and transaction expenses.

See Note 5 for a discussion of common stock issued in connection with LEADS.com and Eboz acquisitions.

12. Preferred Stock and Warrants

Series A Convertible Redeemable Preferred Stock

On December 10, 2003, the Company completed a private offering of 3,473,426 shares of Series A convertible redeemable preferred stock for an aggregate purchase price of approximately $10.0 million less approximately $824 thousand in offering costs. In connection with this offering the Company issued a warrant to its placement agent to purchase up to 208,405 shares of Series A convertible redeemable preferred stock at a purchase price of $2.879 per share. The warrant will terminate in November 2008. The fair value of the warrant was calculated on the date of grant with the following assumptions: fair value of preferred stock of $2.879 based on management's valuation of common stock analysis; risk free rate of 2.29%; dividend rate of 8% and expected life of five years. The resulting fair value of the warrant based on these calculations was zero.

On February 11, 2004, the Company completed a second private offering of 2,431,399 shares of Series A convertible redeemable preferred stock for an aggregate purchase price of approximately $7.0 million less $247 thousand in offering costs. On April 27, 2004, the Company issued a warrant to its placement agent to purchase 72,942 shares of Series A convertible redeemable preferred stock at an exercise price per share of $2.879. This warrant will terminate in April 2009. The fair value of the warrant was calculated on the date of grant with the following assumptions: fair value of preferred stock of $2.879; risk free rate of 3.37%; dividend rate of 8% and expected life of five years. The resulting fair value of the warrant based upon these calculations was zero.

All Series A convertible redeemable preferred stock was converted to common stock in November, 2005 in connection with the initial public offering.

Redemption

At any time after the sixth anniversary of the first date of issuance of the first share of Series A convertible redeemable preferred stock, after the receipt by the Company of a written request from the holders of not less than a majority of the then outstanding Series A convertible redeemable preferred stock that all of such holders' shares of Series A convertible redeemable preferred stock be redeemed, the Company would have, to the extent it may lawfully do so, redeemed in three annual installments all shares of Series A convertible redeemable preferred stock then outstanding by paying in cash a sum per share equal to $2.879 (as adjusted for any stock splits, stock dividends, recapitalizations or the like, the "Original Series A Issue Price") plus an amount equal to all accumulated (whether or not declared) but unpaid dividends on such share. Dividends on the Series A convertible redeemable preferred stock were being accreted annually at a rate of 8% of the original issue price per share. Any redemption of Series A convertible redeemable preferred stock would have been made on a pro rata basis among the holders of the Series A convertible redeemable preferred stock in proportion to the number of shares of Series A convertible redeemable preferred stock then held by such holders. The redemption value of the Series A convertible redeemable preferred stock at December 31, 2004 was $18.3 million.

Dividends

The holders of Series A convertible redeemable preferred stock were entitled to receive cumulative dividends, prior and in preference to any declaration or payment of any dividend on the common stock or any other shares of capital stock of the Company at an annual rate of 8% of the Original Series A Issue Price per share. These dividends accrued (whether or not earned or declared by the Board of Directors) and compounded annually and were cumulative as to any shares of Series A convertible redeemable preferred stock from the date on which such share is first issued and was payable in arrears, when and as declared by the Board of Directors. Upon the determination of the Board of Directors of the Company, including the directors elected by the holders of the Series A convertible redeemable preferred stock, such dividends would have been paid in shares of Series A convertible redeemable preferred stock valued at the Original Series A Issue Price. Accordingly, dividends on the Series A convertible redeemable preferred stock were being accreted annually. However, because the Series A convertible redeemable preferred stock converted into common stock, the accrued and unpaid dividends will not be paid in either cash or stock. At December 31, 2004 cumulative dividends in arrears aggregated approximately $2.0 million.

Series B Convertible Redeemable Preferred Stock

In February 2005, the Board of Directors approved amending and restating the Company's amended and restated certificate of incorporation to authorize the issuance of additional shares of preferred stock and to designate such additional shares as Series B convertible redeemable preferred stock. In February 2005, the Company issued 420,137 shares of Series B convertible redeemable preferred stock to a stockholder of the Company for approximately $3.0 million.

All Series B Convertible Redeemable Preferred Stock was converted to common stock in November, 2005 in connection with the initial public offering.

13. Commitments

Registration Rights

Effective May 1, 2006 the holders of an aggregate of 6,324,962 shares of the Company's common stock and the holder of warrants to purchase an aggregate of 281,347 shares of the Company's common stock may require the Company, upon written request from holders of a majority of these shares, and on not more than two occasions, to file a registration statement under the Securities Act of 1933 with respect to their shares.

14. Extraordinary Item

The Company had an earnout obligation to Net Objects, Inc., in connection with its asset purchase agreement with Net Objects entered into in October 2001. The earnout obligation was recorded in accordance with SFAS No. 141, *"Business Combinations,"* based on a three-year forecast of revenues of software products acquired from Net Objects. The term of the earnout ended in September 2004, so the estimated amount due of $628 thousand was classified as a current liability as of December 31, 2003. The actual earnout obligation, determined to be only $419 thousand, was paid in December 2004. As the related acquired assets had zero book value at the time of settlement, the Company recognized an extraordinary gain of $209 thousand.

15. Income Taxes

As of December 31, 2005, the Company had federal and state net operating loss carryforwards of approximately $56.6 million, which begin to expire in the year 2019. The net operating losses at December 31, 2005 include approximately $2.2 million obtained through acquisitions during 2005.

During 2004, a change in ownership of more than 50% occurred that, in accordance with provisions of the Internal Revenue Code, limits the amount of net operating losses that may be utilized in subsequent periods. The annual limitation results in a reduction of available net operating loss carryforwards due to expiring net operating losses in subsequent carryforward periods. Accordingly, the Company estimates that at least $36.0 million of net operating loss carryforwards will be available during the carryforward period. An additional amount may be available as a result of recognized built in gains during the five year period following the change in ownership.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in thousands):

	2004	2005
Deferred tax assets:		
Current:		
Allowance for doubtful accounts	$ 162	$ 145
Deferred rent	—	37
Other	—	14
	162	196
Valuation allowance	(162)	(189)
Net current deferred tax assets	—	7
Noncurrent:		
Fixed assets basis	363	276
Intangible basis	3,695	3,198
Stock based compensation	74	49
Net operating loss carryforwards	13,354	13,647
Valuation allowance	(17,486)	(16,554)
Net noncurrent deferred tax assets	—	616
Deferred tax liabilities:		
Noncurrent:		
Acquired intangibles	—	623
Total noncurrent deferred tax liabilities	—	623
Net noncurrent deferred tax asset (liability)	—	(7)
Net deferred tax asset (liability)	$ —	$ —

The valuation allowance decreased by approximately $905 thousand and $9.5 million during 2005 and 2004, respectively. The change in the valuation allowance from 2004 to 2005 is primarily attributable to the acquired deferred tax liabilities and utilization of net operating losses. Approximately $185 thousand of the reduction in valuation allowance is attributable to acquired deferred tax liabilities. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rates as a result of the following:

	2003	2004	2005
U.S statutory rate	(34.0)%	34.0%	34.0%
State income taxes (net of federal tax benefit)	(4.0)	4.0	4.0
Incentive stock options	—	—	22.5
Other	0.5	0.2	(2.6)
Valuation allowance	37.5	(38.2)	(57.9)
	0.0%	0.0%	0.0%

16. Employee Savings Plan

Effective August 1, 2000, the Company established a 401(k) savings plan designed to qualify under Section 401(k) of the Internal Revenue Code. All employees who completed three months of service are eligible to participate in the plan. Each participant may contribute to the plan up to the maximum allowable amount as determined by the Federal Government. Employee 401(k) deferrals are 100% vested. Company contributions are subject to a vesting schedule based on years of service. The Company began making contributions to the plan in 2004. The Company recorded contribution expense of $0, $33 and $81 thousand for 2003, 2004 and 2005, respectively.

17. Related Party Transactions

An investment fund affiliated with a law firm that provides legal services to the Company is a shareholder of the Company. The law firm received $52 thousand, $191 thousand and $1.0 million for professional services provided to the Company during 2003, 2004 and 2005, respectively. The Company has a payable of $79 thousand and $134 thousand to this law firm at December 31, 2004 and 2005, respectively.

In February 2002, the Company issued warrants to purchase 72,328 shares of common stock as described in Note 12. Of these, a warrant exercisable for 71,428 shares of common stock was issued to a related party. The chief executive officer of the Company owns a beneficial interest in the general partner of the recipient of that warrant and also has voting and investment power with respect to the warrant and the shares of common stock issuable upon exercise of the warrant.

In February 2002, in connection with the acquisition of assets from Innuity, Inc., the Company issued 2,816,585 shares of common stock to Innuity. A current director and a current officer of the Company were secured noteholders of Innuity at the time and received distributions of the Company's common stock from Artesian Management, Inc., agent for the Innuity secured noteholders, in February 2004.

The Company purchased computer equipment in 2003 from a business for which the Company's President/CEO and CFO were members of the Board of Directors when the purchase was made. The Company paid $20 thousand to the computer equipment company for purchases made during 2004. The Company has a payable of $30 thousand to this business for the computer equipment, at December 31, 2004.

Three of the Company's other directors are affiliated with certain of the Company's major stockholders, and share voting and investment power with respect to the shares owned by these entities.

In December 2003, the Company entered into a letter agreement with Insight Venture Management, LLC, or IVM, an affiliate of Insight Venture Partners IV, L.P., whereby the Company received consulting services from IVM for a term of twelve months beginning January 1, 2004. This agreement expired pursuant to its terms on December 31, 2004. The Company paid IVM an aggregate amount of $61 thousand for these services during

2004. Two of the Company's directors are affiliated with Insight Venture Partners, and entities affiliated with Insight Venture Partners own more than 5% of the Company's outstanding capital stock.

In February 2004, the Company repurchased shares of its common stock from certain stockholders, including from one of its directors, his family members, and certain other parties with which he is or, in the past, was affiliated.

18. Reverse Stock Split

On September 14, 2005, the Board of Directors authorized a one-for-five reverse stock split of the Company's common stock and convertible redeemable preferred stock. All common stock shares, convertible redeemable preferred stock shares, and amounts and per share data have been retroactively restated to reflect the reverse stock split.

2. Financial Statement Schedules

None.

3. Exhibits.

Exhibit No.	Description of Document
3.1	Amended and Restated Certificate of Incorporation of Website Pros, Inc.*
3.2	Amended and Restated Bylaws of Website Pros, Inc.**
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen Stock Certificate.#
4.3	Investors' Rights Agreement dated December 10, 2003, as amended by the Omnibus Amendment Agreement dated February 14, 2005.#
4.4	Warrant dated February 15, 2002, exercisable for 71,428 shares of common stock.#
4.5	Warrant dated February 14, 2002, exercisable for 900 shares of common stock.#
4.6	Warrant dated December 10, 2003, exercisable for 208,405 shares of common stock.#
4.7	Warrant dated April 27, 2004, exercisable for 72,942 shares of common stock.#
10.1	1999 Equity Incentive Plan and forms of related agreements.#
10.2	2005 Equity Incentive Plan and forms of related agreements.#
10.3	2005 Non-Employee Directors' Stock Option Plan and forms of related agreements.#
10.4	2005 Employee Stock Purchase Plan.#
10.5	Executive Severance Benefit Plan.+#
10.6	Form of Indemnity Agreement entered into between the registrant and certain of its officers and directors.#
10.7	Employment Agreement with David L. Brown, dated June 1, 2005.+#
10.8	Employment Agreement with Kevin M. Carney, dated June 1, 2005.+#
10.9	Partnership Agreement with Discover Financial Services, Inc. dated November 3, 2003, as amended to date.†#
10.10	Lease by and between Flagler Development Company and the registrant, dated as of January 17, 2003.#

Exhibit No.	Description of Document
10.11	Commercial Rental Agreement by and between Innuity, Inc. and R.I.N. Corporation, and Mountain Real Estate & Property Management, Inc., dated as of April 21, 2000, as amended by Lease addendum to lease dated April 21, 2000 by and between Points North Associates, LLC and the registrant, dated as of May 26, 2004.#
10.12	Lease for 10021 Balls Ford Road, Manassas, Virginia, by and between the registrant and GDR Manassas, LLP, dated September 8, 2004.#
14.1	Code of Conduct.#
21.1	Subsidiaries of the registrant.#
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	CEO Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	CFO Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350).
32.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350).

* Filed as Exhibit 3.3 to the Registrant's registration statement on Form S-1 (No. 333-124349), filed with the SEC on April 27, 2005, as amended, and incorporated herein by reference.

** Filed as Exhibit 3.4 to the Registrant's registration statement on Form S-1 (No. 333-124349), filed with the SEC on April 27, 2005, as amended, and incorporated herein by reference.

Filed as the like numbered Exhibit to the Registrant's registration statement on Form S-1 (No. 333-124349), filed with the SEC on April 27, 2005, as amended, and incorporated herein by reference.

† Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

\+ Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	Website Pros, Inc.
	(Registrant)
March 8, 2006	/s/ Kevin M. Carney
Date	Kevin M. Carney Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David L. Brown and Kevin M. Carney, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities indicated on March 8, 2006:

Name	Title
/s/ David L. Brown David L. Brown	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Kevin M. Carney Kevin M. Carney	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ G. Harry Durity G. Harry Durity	Director
/s/ Hugh Durden Hugh Durden	Director
/s/ Julius Genachowski Julius Genachowski	Director
/s/ Timothy Maudlin Timothy Maudlin	Director
/s/ Deven Parekh Deven Parekh	Director
George J. Still, Jr.	Director

corporate information

BOARD OF DIRECTORS

Hugh M. Durden [1, 3]
Chairman, The Alfred I. duPont Testamentary Trust

G. Harry Durity [1, 2]
Independent Director

Julius Genachowski [2, 3]
Independent Director

Timothy I. Maudlin [1]
General Partner, Medical Innovation Partners

Deven Parekh [2]
Managing Director, Insight Venture Partners

George Still [3]
Managing General Partner, Norwest Venture Partners

David L. Brown
Chief Executive Officer and President

1 - Audit Committee
2 - Compensation Committee
3 - Nominating and Corporate Governance Committee

MANAGEMENT TEAM

David L. Brown
Director, Chief Executive Officer and President

Kevin Carney
Chief Financial Officer

Darin Brannan
Senior Vice President, Business Development

Roseann Duran
Senior Vice President, Marketing

Edward Hechter
Executive Vice President, Web Services

Lisa Anteau
Vice President, Web Services

Tobias Dengel
Executive Vice President, LEADS.com

Stephen Raubenstine
Vice President, NetObjects Fusion Group

Todd Walrath
Executive Vice President, LEADS.com

Joel Williamson
Vice President, Operations

Corporate Office
12735 Gran Bay Parkway West
Building 200
Jacksonville, FL 32258
t. 904 680 6600
f. 904 880 0350
www.websitepros.com

Annual Meeting of Shareholders
Tuesday, May 9, 2006, 10:30am EST
Sawgrass Marriott Resort and Spa
1000 PGA Tour Boulevard
Ponte Vedra Beach, Florida 32082

Investor Information Services
Kori Doherty
Integrated Corporate Relations, Inc.
225 Franklin Street 26th Floor
Suite 2652
Boston, Massachusetts 02110
t. 617 217 2084
kdoherty@icrinc.com

Independent Accountants
Ernst & Young, LLP
50 North Laura Street
Suite 1500
Jacksonville, Florida 32202
t. 904 358 2000

Legal Counsel
Cooley Godward, LLP
3175 Hanover Street
Palo Alto, California 94304
t. 650 843 5000

Stock Transfer Agent and Registrar
SunTrust Bank
58 Edgewood Ave., Room 225A
Atlanta, GA 30303
t. 404 581 1579

Stock Exchange Listing
NASDAQ [symbol: WSPI]

12735 Gran Bay Parkway West
Building 200
Jacksonville, FL 32258
t. 904 680 6600
f. 904 880 0350
www.websitepros.com